Pier 1 imports®

2007 Annual Report

Annual Meeting of Shareholders
June 28, 2007

Form 10-K

Form 10-K

Pier 1 imports®

2007 Annual Report

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 3, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 1-7832

PIER 1 IMPORTS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**75-1729843**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
100 Pier 1 Place **Fort Worth, Texas**	**76102**
(Address of principal executive offices)	*(Zip Code)*

Company's telephone number, including area code:
(817) 252-8000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of August 26, 2006, the approximate aggregate market value of voting stock held by non-affiliates of the registrant was $433,510,000 using the closing sales price on that day of $5.69.

As of May 9, 2007, 88,301,082 shares of the registrant's common stock, $1.00 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents have been incorporated herein by reference:

1) Registrant's Proxy Statement for the 2007 Annual Meeting in Part III hereof.

PIER 1 IMPORTS, INC.

FORM 10-K ANNUAL REPORT
Fiscal Year Ended March 3, 2007

TABLE OF CONTENTS

PART I

Item 1. *Business.*

(a) General Development of Business.

Throughout this report, references to the "Company" include Pier 1 Imports, Inc. and its consolidated subsidiaries. References to "Pier 1" relate to the Company's retail locations operating under the name Pier 1 Imports®. References to "Pier 1 Kids" relate to the Company's retail locations operating under the name Pier 1 Kids®.

On March 20, 2006, the Company announced the sale of its subsidiary based in the United Kingdom, The Pier Retail Group Limited ("The Pier"). At fiscal 2006 year end, The Pier was classified as held for sale and included in discontinued operations for all years presented in the Company's financial statements; therefore, all discussions in this report relate to continuing operations, unless stated otherwise.

In fiscal 2007, the Company opened 34 new Pier 1 stores, closed 57 Pier 1 stores and closed seven Pier 1 Kids stores. Subject to changes in the retail environment, availability of suitable store sites, lease renewal negotiations and availability of adequate financing, the Company plans to open approximately five new Pier 1 stores and close approximately 60 stores, including 10 Pier 1 Kids stores, during fiscal 2008.

Set forth below is a list by city of Pier 1 stores opened in the United States and Canada in fiscal 2007:

Brossard, QC	Lake Forest, CA	Riverdale, NJ
Carlisle, PA	Lewiston, ID	Sacramento, CA
City of Industry, CA	Lodi, CA	Somers Point, NJ
Clifton, NJ	Lompoc, CA	Southlake, TX
Concord, CA	Medina, OH	Stillwater, OK
Downey, CA	Mill Creek, WA	Taunton, MA
Estero, FL	Mission Viejo, CA	Vancouver, WA
Eureka, CA	Oklahoma City, OK	Victoria, BC
Evanston, IL	Palm Beach Gardens, FL	Woodbridge, NJ
Fort Myers, FL	Phillipsburg, NJ	Yuba City, CA
Fort Worth, TX	Portland, OR	
Kailua, HI	Pottstown, PA	

Presently, the Company maintains regional distribution center facilities in or near Baltimore, Maryland; Chicago, Illinois; Columbus, Ohio; Fort Worth, Texas; Ontario, California; Savannah, Georgia; and Tacoma, Washington. Upon the expiration of its lease during fiscal 2007, the Pier 1 Kids distribution facility in Fort Worth, Texas was closed, and the merchandise was moved into the Company's existing distribution center in Savannah, Georgia.

During fiscal 2007, the Company had an arrangement to supply Sears Roebuck de Mexico, S.A. de C.V. ("Sears Mexico") with merchandise to be sold primarily in a "store within a store" format in certain Sears Mexico stores. The agreement with Sears Mexico expired December 31, 2006, and was renewed under similar terms with Sears Mexico's parent company, Grupo Sanborns, S.A. de C.V., and will expire January 1, 2012. The agreement is structured in a manner, which substantially insulates the Company from currency fluctuations in the value of the Mexican peso. In fiscal 2007, Sears Mexico opened three new "store within a store" locations offering Pier 1 merchandise. As of March 3, 2007, Pier 1 merchandise was offered in 29 Sears Mexico stores. Sears Mexico's expansion plans for fiscal 2008 include opening five new "store within a store" locations in Mexico to sell Pier 1 merchandise. Since Sears Mexico operates these locations, the Company has no employees or real estate obligations in Mexico.

The Company has a product distribution agreement with Sears Roebuck de Puerto Rico, Inc. ("Sears Puerto Rico"), which allows Sears Puerto Rico to market and sell Pier 1 merchandise in a "store within a store" format in certain Sears Puerto Rico stores. The Company has no employee or real estate obligations in

Puerto Rico because Sears Puerto Rico operates these locations. As of March 3, 2007, Pier 1 merchandise was offered in seven Sears Puerto Rico stores. Sears Puerto Rico has no plans for new "store within a store" locations in Puerto Rico during fiscal 2008.

During fiscal 2007, the Company sold its credit card operations, which included its credit card bank located in Omaha, Nebraska, that operated under the name Pier 1 National Bank, N.A. (the "Bank") to Chase Bank USA, N.A. ("Chase"). The sale was comprised of the Company's proprietary credit card receivables, certain charged-off accounts and the common stock of the Bank. The Company and Chase have entered into a long-term program agreement. Under this agreement, the Company will continue to support the card through marketing programs and will receive payments over the life of the agreement for transaction level incentives, marketing support and other program terms.

Since June 2000, the Company has operated an e-commerce web site, which received an average of 5.7 million visits per month in fiscal 2007, and can be accessed at www.pier1.com. This site is a useful marketing vehicle for the Company while providing customers with access to the Company's products and services at their convenience. Customers can shop substantially all of the Company's merchandise assortment, as well as purchase gift cards, create and manage bridal and gift registries, view interactive catalogs, watch the most recent TV commercials and sign up for marketing email and direct mail. In March 2007, the Company implemented new features on its e-commerce web site to allow customers to utilize discount and coupon codes at checkout and redeem the Company's gift cards.

(b) Financial Information about Industry Segments.

In fiscal 2007, the Company conducted business as one operating segment consisting of the retail sale of decorative home furnishings, gifts and related items.

Financial information with respect to the Company's business is found in the Company's Consolidated Financial Statements, which are set forth in Item 8 herein.

(c) Narrative Description of Business.

The specialty retail operations of the Company consist of retail stores operating under the names "Pier 1 Imports" and "Pier 1 Kids", selling a wide variety of furniture, decorative home furnishings, dining and kitchen goods, bath and bedding accessories and other specialty items for the home.

On March 3, 2007, the Company operated 1,076 Pier 1 and 36 Pier 1 Kids stores in the United States, 84 Pier 1 stores in Canada, and supported three franchised stores in the United States. All three franchise agreements expire in June 2007. During fiscal 2007, the Company supplied merchandise and licensed the Pier 1 Imports name to Sears Mexico and Sears Puerto Rico, which sold Pier 1 merchandise primarily in a "store within a store" format in 29 Sears Mexico stores and in seven Sears Puerto Rico stores. Company-operated Pier 1 stores in the United States and Canada average approximately 9,800 gross square feet, which includes an average of approximately 7,900 square feet of retail selling space. The stores consist of freestanding units located near shopping centers or malls and in-line positions in major shopping centers. Pier 1 operates in all major U.S. metropolitan areas and many of the primary smaller markets. Pier 1 stores generally have their highest sales volumes during November and December as a result of the holiday selling season. In fiscal 2007, net sales of the Company totaled $1,623.2 million.

Pier 1 offers a diverse selection of current products consisting of approximately 3,000 items imported from over 40 countries around the world. While the broad categories of Pier 1's merchandise remain constant, individual items within these product groupings change frequently in order to meet the demands of customers. The principal categories of merchandise include the following:

FURNITURE — This product group consists of furniture and furniture cushions to be used on patios and in living, dining, kitchen and bedroom areas, and in sunrooms. This product group constituted approximately 38% of Pier 1's total U.S. and Canadian retail sales in fiscal year 2007, 40% in fiscal year 2006 and 39% in fiscal year 2005. These goods are imported from a variety of countries such as Italy, Malaysia, Brazil, Mexico, China, the Philippines and Indonesia, and are also obtained from domestic

sources. The furniture is made of metal or handcrafted natural materials, including rattan, pine, beech, rubberwood and selected hardwoods with either natural, stained or painted finishes. Pier 1 also sells upholstered furniture.

DECORATIVE ACCESSORIES — This product group constitutes the broadest category of merchandise in Pier 1's sales mix and contributed approximately 27% to Pier 1's total U.S. and Canadian retail sales in fiscal year 2007, 26% in fiscal year 2006 and 25% in fiscal year 2005. These items are imported from approximately 35 countries and include wood items, lamps, vases, dried and artificial flowers, baskets, wall decorations and numerous other decorative items. A majority of these products are handcrafted from natural materials.

HOUSEWARES — This product group is imported mainly from the Far East and Europe and includes ceramics, dinnerware and other functional and decorative items. These goods accounted for approximately 12% of Pier 1's total U.S. and Canadian retail sales in fiscal year 2007, 13% in fiscal years 2006 and 2005.

BED, BATH & CANDLES — This product group is imported mainly from India, Germany, Thailand and China, and is also obtained from domestic sources. This group includes bath and fragrance products, candles and bedding. These goods accounted for approximately 17% of Pier 1's total U.S. and Canadian retail sales in fiscal year 2007, 15% in fiscal year 2006 and 16% in fiscal year 2005.

SEASONAL — This product group consists of merchandise for celebrating holidays and spring/summer entertaining, imported mainly from Europe, Indonesia, China, the Philippines and India, and also obtained from domestic sources. These items accounted for approximately 6% of Pier 1's total U.S. and Canadian retail sales in fiscal year 2007, 6% in fiscal year 2006 and 7% in fiscal year 2005.

Pier 1 merchandise largely consists of items that require a significant degree of handcraftsmanship and are mostly imported directly from foreign suppliers. For the most part, the imported merchandise is handcrafted in cottage industries and small factories. Pier 1 is not dependent on any particular supplier and has enjoyed long-standing relationships with many vendors and agents. The Company believes alternative sources of products could be procured over a relatively short period of time, if necessary. In selecting the source of a product, Pier 1 considers quality, dependability of delivery and cost. During fiscal 2007, Pier 1 sold merchandise imported from over 40 different countries with 35% of its sales derived from merchandise produced in China, 14% derived from merchandise produced in Indonesia, 13% derived from merchandise produced in India, 13% derived from merchandise produced in the United States and 21% derived from merchandise produced in Brazil, Thailand, Italy, the Philippines, Vietnam and Mexico. The remaining 4% of sales was from merchandise produced in various Asian, European, Central American, South American and African countries, and Canada.

Imported merchandise and a portion of domestic purchases are delivered to the Company's distribution centers, unpacked and made available for shipment to the various stores in each distribution center's region. Because of the time delays involved in procuring merchandise from foreign suppliers, the Company maintains a substantial inventory in its distribution center facilities to assure a sufficient supply of products to its stores.

The Company, through certain of its wholly owned subsidiaries, owns a number of federally registered service marks under which Pier 1 and Pier 1 Kids stores do business. Additionally, certain subsidiaries of the Company have registered and have applications pending for the registration of certain other Pier 1 and Pier 1 Kids trademarks and service marks in the United States and in numerous foreign countries. The Company believes that its marks have significant value and are important in its marketing efforts. The Company maintains a policy of pursuing registration of its marks and opposing any infringement of its marks.

The Company is in the highly competitive specialty retail business and competes primarily with specialty sections of large department stores, furniture and decorative home furnishings retailers, small specialty stores, mass merchandising discounters, and catalog and Internet retailers.

The Company allows customers to return merchandise within a reasonable time after the date of purchase without limitation as to reason. Most returns occur within 30 days of the date of purchase. The Company

monitors the level of and stated reasons for returns and maintains a reserve for future returns based on historical experience and other known factors.

On March 3, 2007, the Company employed approximately 15,400 associates in the United States and Canada, of which approximately 7,100 were full-time employees and 8,300 were part-time employees.

(d) Financial Information about Geographic Areas.

Information required by this Item is found in *Note 1 of the Notes to the Consolidated Financial Statements.*

(e) Available Information.

The Company makes available free of charge through its Internet web site address (www.pier1.com) its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with the Securities and Exchange Commission pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the Securities and Exchange Commission.

Certain statements contained in Item 1, Item 7 and elsewhere in this report may constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The Company may also make forward-looking statements in other reports filed with the Securities and Exchange Commission and in material delivered to the Company's shareholders. Forward-looking statements provide current expectations of future events based on certain assumptions. These statements encompass information that does not directly relate to any historical or current fact and often may be identified with words such as "anticipates," "believes," "expects," "estimates," "intends," "plans," "projects" and other similar expressions. Management's expectations and assumptions regarding planned store openings, financing of Company obligations from operations, success of its marketing, merchandising and store operations strategies, and other future results are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Risks and uncertainties that may affect Company operations and performance include, among others, the effects of terrorist attacks or other acts of war, conflicts or war involving the United States or its allies or trading partners, labor strikes, weather conditions or natural disasters, volatility of fuel and utility costs, the general strength of the economy and levels of consumer spending, consumer confidence, the availability of suitable sites for locating stores and distribution centers, availability of a qualified labor force and management, the availability and proper functioning of technology and communications systems supporting the Company's key business processes, the ability of the Company to import merchandise from foreign countries without significantly restrictive tariffs, duties or quotas, and the ability of the Company to source, ship and deliver items from foreign countries to its U.S. distribution centers at reasonable prices and rates and in a timely fashion. The foregoing risks and uncertainties are in addition to others discussed elsewhere in this report. The Company assumes no obligation to update or otherwise revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied will not be realized.

Item 1A. *Risk Factors.*

The following information describes certain significant risks and uncertainties inherent in the Company's business that should be carefully considered, along with other information contained elsewhere in this report and in other filings, when making an investment decision with respect to the Company. If one or more of these risks actually occurs, the impact on the Company's operations, financial position, or liquidity could be material and the business could be harmed substantially. Additional risks and uncertainties not presently known to the Company or that it currently believes are immaterial may also adversely affect the Company's business, financial condition, future results of operations and cash flow.

Strategic Risks and Strategy Execution Risks

The Company's turnaround strategy may cause a disruption in operations and may not be successful.

The Company announced a strategy in April 2007, described in Item 7, for returning the Company to profitability. The turnaround strategy may negatively impact the Company's operations, which could include disruptions from the realignment of operational functions within the home office, changes in the store administration reporting structure, and changes in the Company's product assortments or marketing strategies. These changes could adversely affect the Company's business operations and financial results. While the Company believes any disruptions would be short-term, it is unknown whether the impact would be material. In addition, if the Company's turnaround strategy is not successful, or if it is not executed effectively, the Company's business operations and financial results could be adversely affected.

The Company must be able to anticipate, identify and respond to changing trends and customer preferences for home furnishings.

The success of the Company's specialty retail business depends upon its ability to predict trends in home furnishings consistently and to provide merchandise that satisfies consumer demand in a timely manner. Consumer preferences often change and may not be reasonably predicted. A majority of the Company's merchandise is manufactured, purchased and imported from countries around the world and is typically ordered well in advance of the applicable selling season. Extended lead times may make it difficult to respond rapidly to changes in consumer demand and as a result, the Company may be unable to react quickly and source needed merchandise. In addition, the Company's vendors may not have the ability to handle its increased demand for product. The seasonal nature of the business leads the Company to purchase and requires it to carry a significant amount of inventory prior to its peak selling season. As a result, the Company may be vulnerable to changes in evolving home furnishing trends, customer preferences, and pricing shifts, and may misjudge the timing and selection of merchandise purchases. The Company's failure to anticipate, predict and respond in a timely manner to changing home furnishing trends could lead to lower sales and additional discounts and markdowns in an effort to clear merchandise, which could have a negative impact on merchandise margins and in turn the results of operations.

Failure to control merchandise returns could negatively impact the business.

The Company has established a provision for estimated merchandise returns based upon historical experience and other known factors. If actual returns are greater than those projected by management, additional reductions of revenue could be recorded in the future. Also, to the extent that returned merchandise is damaged, the Company may not receive full retail value from the resale of the returned merchandise. Introductions of new merchandise, changes in merchandise mix, merchandise quality issues, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed the provision for estimated merchandise returns. An increase in merchandise returns that exceeds the Company's current provisions could negatively impact the business and operating results.

A disruption in the operation of the domestic portion of the Company's supply chain could impact its ability to deliver merchandise to its stores and customers, which could impact its sales and results of operations.

The Company maintains regional distribution centers in Maryland, Illinois, Ohio, Texas, California, Georgia and Washington. At these distribution centers, merchandise is received, allocated, and shipped to the Company's stores. Additionally, the Company has outsourced the distribution of merchandise ordered through its e-commerce website to a third party who maintains its own distribution center in Tennessee. Major catastrophic events such as fire or flooding, malfunction or disruption of the information systems, or shipping problems could result in distribution delays of merchandise to the Company's stores and customers. Such disruptions could have a negative impact on the Company's sales and results of operations.

The success of the business is dependent on factors affecting consumer spending that are not controllable by the Company.

Consumer spending, including spending for the home and home-related furnishings, are dependent upon factors that include but are not limited to general economic conditions, levels of employment, disposable consumer income, prevailing interest rates, consumer debt, costs of fuel, recession and fears of recession, war and fears of war, inclement weather, tax rates and rate increases, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. Unfavorable changes in factors affecting discretionary spending could reduce demand for the Company's products and therefore lower sales and negatively impact the business and its operating results.

Factors that may or may not be controllable by the Company may adversely affect the Company's financial performance.

Increases in the Company's expenses that are beyond the Company's control including items such as higher interest rates, increases in fuel and transportation costs, increases in losses from damaged merchandise, inflation, higher costs of labor, insurance and healthcare, increases in postage and media costs, higher tax rates and changes in laws and regulations, including accounting standards, may increase the Company's cost of sales and selling, general and administrative expenses, negatively impacting the Company's operating results.

Failure to successfully manage and execute the Company's marketing initiatives could have a negative impact on the business.

The success and growth of the Company is partially dependent on generating customer traffic in order to gain sales momentum in its stores and on its e-commerce web site. Successful marketing efforts require the ability to reach customers through their desired mode of communication utilizing various media outlets. Media placement decisions are generally made months in advance of the scheduled release date. The Company's inability to accurately predict its consumers' preferences may negatively impact the business and operating results.

Changes to estimates related to the Company's property and equipment, or operating results that are lower than its current estimates at certain store locations, may cause the Company to incur impairment charges on certain long-lived assets.

The Company makes certain estimates and projections with regards to individual store operations in connection with its impairment analyses for long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment charge is required when the carrying value of the asset exceeds the estimated fair value or undiscounted future cash flows of the asset. The projection of future cash flows used in this analysis requires the use of judgment and a number of estimates and projections of future operating results. If actual results differ from the Company's estimates, additional charges for asset impairments may be required in the future. If impairment charges are significant, the Company's results of operations could be adversely affected.

Risks Related to Store Profitability

The Company's success depends, in part, on its ability to operate in desirable locations at reasonable rental rates and to close underperforming stores at or before the conclusion of their lease terms.

The profitability of the business is dependent on opening and operating new stores at a reasonable profit, maintaining and growing the current store base at a reasonable profit, and identifying and closing underperforming stores. For a majority of the Company's current store base, a large portion of a stores' operating expense is the cost associated with leasing the location. Management actively monitors individual store performance to ensure stores can remain profitable or have the ability to rebound to a profitable state. Current locations may not continue to be desirable as demographics change, and the Company may choose to close an underperforming store before its lease expires. If management chooses to close an existing store before its lease expiration, the Company could suffer operating losses until the lease term expires or until the lease

arrangement has been restructured or the lease obligation has been settled. The Company cannot give assurance that a reduction in openings or increase in closings will result in greater profits.

Failure to attract and retain an effective management team or changes in the costs or availability of a suitable workforce to manage and support the Company's stores and distribution facilities could adversely affect the business.

The Company's success is dependent, in a large part, on being able to successfully attract, motivate and retain a qualified management team and employees. Sourcing qualified candidates to fill important positions within the Company, especially management, in the highly competitive retail environment may prove to be a challenge. The inability to recruit and retain such individuals could result in turnover in the stores and the distribution facilities, which could have an adverse effect on the business. Management will continue to assess the Company's compensation structure in an effort to attract future qualified candidates or retain current experienced management team members.

Occasionally the Company experiences union organizing activities in its non-unionized distribution facilities. These types of activities may result in work slowdowns or stoppages and higher labor costs. Any increase in costs associated with labor organization at the distribution facilities could result in higher costs to distribute inventory and could negatively impact merchandise margins.

Factors affecting the general strength of the economy, should they decline, could result in reduced consumer demand for the Company's products.

The Company's successful execution relies on customer demand for its merchandise, which is affected by factors that are impacted by prevailing economic conditions. A general slowdown in the United States economy and an uncertain economic outlook may adversely affect consumer spending which in turn could result in lower sales and unfavorable operating results. A prolonged economic downturn could have a material adverse effect on the business, and its financial condition and results of operations.

The Company operates in a highly competitive retail environment with companies offering similar merchandise, and if customers are lost to the Company's competitors, sales could decline.

The Company's retail locations, e-commerce web site and direct mail catalog business operate in the highly competitive specialty retail business competing with specialty sections of large department stores, home furnishing stores, small specialty stores, mass merchandising discounters and catalog and Internet retailers. Management believes that in addition to competing for sales, it competes on the basis of pricing and quality of products, constantly changing merchandise assortment, visual presentation of its merchandise and customer service. The level of competition is not anticipated to decrease and if the Company is unable to maintain a competitive position, it could experience negative pressure on retail prices, which in turn could result in reduced merchandise margins and operating results.

The Company's business is subject to seasonal variations, with a significant portion of its sales and earnings occurring during two months of the year.

Approximately 25% of the Company's sales generally occur during the November-December holiday selling season. Failure to predict consumer demand correctly during these months could result in lost sales or gross margin erosion if merchandise must be marked down to clear inventory.

The Company's business may be harmed by adverse weather conditions and natural disasters.

Extreme or undesirable weather can affect customer traffic in retail stores as well as customer shopping behavior. Natural disasters such as earthquakes, weather phenomena, and events causing infrastructure failures could adversely affect any of the Company's retail locations, distribution centers, administrative facilities, ports, or locations of its suppliers domestically and in foreign countries.

Risks Associated with Dependence on Technology

The Company is heavily dependent on various kinds of technology in the operation of its business.

Failure of any critical software applications, technology infrastructure, telecommunications, data communications, or networks could have a material adverse effect on the Company's ability to manage the merchandise supply chain, sell products, accomplish payment functions or report financial data. The Company maintains backup processing capabilities; however, not all processes and applications are duplicated, and a concentration of technology related risk does exist at the Company's headquarters.

The Company outsources certain business processes to third party vendors that subject the Company to risks, including disruptions in business and increased costs.

Some business processes that are dependent on technology are outsourced to third parties. Such processes include gift card tracking and authorization, credit card authorization and processing, catalog and e-commerce fulfillment, insurance claims processing,, U.S. customs filings and reporting, payroll payments and tax filings, and record keeping for retirement plans. The Company makes a diligent effort to insure that all providers of outsourced services observe proper internal control practices, such as redundant processing facilities; however, there are no guarantees that failures will not occur. Failure of third parties to provide adequate services could have an adverse effect on the Company's results of operations, liquidity, or ability to accomplish its financial and management reporting.

Failure to protect the integrity and security of individually identifiable data of the Company's customers and employees could expose the Company to litigation and damage the Company's reputation.

The Company receives and maintains certain personal information about its customers and employees. If the Company's security systems are compromised and this information is obtained by unauthorized persons, it could adversely affect the Company's reputation, as well as operations, results of operations, financial condition and liquidity, and could result in litigation against the Company or the imposition of penalties. In addition, the use of this information by the Company is regulated at the federal and state levels. As privacy and information security laws and regulations change, the Company may incur additional costs to insure it remains in compliance.

Regulatory Risks

The Company is subject to laws and regulatory requirements in many jurisdictions. Changes in these laws and requirements may result in additional costs to the Company, including the costs of compliance as well as potential penalties for non-compliance.

The Company operates in many local, state, and federal taxing jurisdictions, including foreign countries. In most of these jurisdictions, the Company is required to collect state and local sales taxes at the point of sale and remit them to the appropriate taxing authority. The Company is also subject to income taxes, excise taxes, franchise taxes, payroll taxes and other special taxes. The Company is also required to maintain various kinds of business and commercial licenses to operate its stores and other facilities. Rates of taxation are beyond the Company's control, and increases in such rates or taxation methods and rules could have a material impact on the Company's profitability. Failure to comply with laws concerning the collection and remittance of taxes and with licensing requirements could also subject the Company to financial penalties or business interruptions.

Local, state, and federal legislation also has a potential material effect on the Company's profitability or ability to operate its business. Compliance with certain legislation carries with it significant costs. The Company is subject to oversight by many governmental agencies in the course of operating its business because of its numerous locations, large number of employees, contact with consumers, granting of credit, and importation and exportation of product. Insuring compliance with regulations may cause the Company to incur significant expenses, including the costs associated with periodic audits. Failure to comply may also cause additional costs in the form of penalties.

Risks Associated with International Trade

As a retailer of imported merchandise, the Company is subject to certain risks that typically do not affect retailers of domestically produced merchandise.

The Company usually orders merchandise well in advance of delivery and generally takes title to the merchandise at the time it is loaded for transport to designated U.S. destinations. Global political unrest, war, threats of war, terrorist acts or threats, especially threats to foreign and U.S. ports, could affect the Company's ability to import merchandise from certain countries. Fluctuations in foreign currency exchange rates, restrictions on the convertibility of the dollar and other currencies, duties, taxes and other charges on imports, dock strikes, import quota systems and other restrictions sometimes placed on foreign trade can affect the price, delivery and availability of imported merchandise as well as exports to the Company's stores in other countries. The inability to import products from certain countries, unavailability of adequate shipping capacity at reasonable rates, or the imposition of significant tariffs could have a material adverse effect on the results of operations of the Company. Freight costs contribute a substantial amount to the cost of imported merchandise. Monitoring of foreign vendors' compliance with U.S. laws and Company standards, including quality standards, is more difficult than monitoring of domestic vendors.

The United States government has the authority to enforce trade agreements, resolve trade disputes, and open foreign markets to U.S. goods and services. The United States government may also impose trade sanctions on foreign countries that are deemed to violate trade agreements or maintain laws or practices that are unjustifiable and restrict U.S. commerce. In these situations, the United States government may increase duties on imports into the United States from one or more foreign countries. In this event, the Company could be adversely affected by the imposition of trade sanctions.

In addition, the United States maintains in effect a variety of additional international trade laws under which the Company's ability to import may be affected from time to time, including, but not limited to, the antidumping law, the countervailing duty law, the safeguards law, and laws designed to protect intellectual property rights. Although the Company may not be directly involved in a particular trade dispute under any of these laws, its ability to import, or the terms and conditions under which it can continue to import, may be affected by the outcome of such disputes.

In particular, because the Company imports merchandise from countries around the world, the Company may be affected from time to time by antidumping petitions filed with the United States Commerce Department and International Trade Commission by U.S. producers of competing products alleging that foreign manufacturers are selling their own products at prices in the United States that are less than the prices that they charge in their home country market or in third country markets or at less than their cost of production. Such petitions, if successful, could significantly increase the United States import duties on those products. In that event, the Company might possibly decide to pay the increased duties, thereby possibly increasing the Company's price to consumers. Alternatively, the Company might decide to source the product or a similar product from a different country not subject to increased duties or else discontinue the importation and sale of the product.

In recent years, dispute resolution processes have been utilized to resolve disputes regarding market access between the European Union, China, the United States and other countries. In some instances, these trade disputes can lead to the threats by countries of sanctions against each other, which can include import prohibitions and increased duty rates on imported items. The Company considers any agreement that reduces tariff and non-tariff barriers in international trade beneficial to its business. Any type of sanction on imports is likely to increase the Company's import costs or limit the availability of products purchased from sanctioned countries. In that case, the Company may be required to seek similar products from other countries.

Risks Relating to Liquidity

Insufficient cash flows from operations could result in the substantial utilization of the Company's secured credit facility, which may impose certain financial covenants.

The Company maintains a secured credit facility to enable it to issue merchandise and special purpose standby letters of credit as well as occasionally to fund working capital requirements. Borrowings under the credit facility are subject to a borrowing base calculation consisting of a percentage of certain eligible assets of the Company. Substantial utilization of the availability under the borrowing base will result in various restrictions on the Company including: restricting the ability of the Company to repurchase its common stock or pay dividends, dominion over the Company's cash accounts, and requiring compliance with a minimum fixed charge coverage ratio. Significant decreases in cash flow from operations and investing could result in the Company's borrowing increased amounts under the credit facility to fund operational needs. Increases in utilization of letters of credit and/or increased cash borrowings could result in the Company's being subject to these limitations.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

The Company is headquartered in Fort Worth, Texas. In August 2004, the Company completed construction of its corporate facilities, which contain approximately 460,000 square feet of office space. The Company transitioned Pier 1 Kids' administrative offices from their 21,000 square-foot offices, also located in Fort Worth, Texas, to its corporate headquarters during the second quarter of fiscal 2007 prior to the expiration of that lease in September 2006.

The Company leases the majority of its retail stores, its warehouses and regional space. At March 3, 2007, the present value of the Company's minimum future operating lease commitments discounted at 10% totaled approximately $902.5 million. The Company currently owns and leases distribution center space of approximately five million square feet. The Company also acquires temporary distribution center space from time to time through short-term leases.

The following table sets forth the distribution of Pier 1's U.S. and Canadian stores by state and province as of March 3, 2007:

United States (company-operated)

Alabama	15	Louisiana	15	Ohio	36
Alaska	1	Maine	1	Oklahoma	9
Arizona	24	Maryland	25	Oregon	14
Arkansas	8	Massachusetts	27	Pennsylvania	41
California	121	Michigan	39	Rhode Island	3
Colorado	27	Minnesota	20	South Carolina	17
Connecticut	21	Mississippi	7	South Dakota	2
Delaware	4	Missouri	21	Tennessee	19
Florida	79	Montana	6	Texas	87
Georgia	35	Nebraska	5	Utah	12
Hawaii	4	Nevada	9	Virginia	36
Idaho	7	New Hampshire	6	Washington	28
Illinois	45	New Jersey	37	West Virginia	5
Indiana	19	New Mexico	5	Wisconsin	19
Iowa	9	New York	46	Wyoming	1
Kansas	9	North Carolina	35		
Kentucky	11	North Dakota	4		

United States (franchised)

Arizona	1	Kentucky	1	Nevada	1

Canada (company-operated)

Alberta	11	New Brunswick	2	Ontario	36
British Columbia	14	Newfoundland	1	Quebec	15
Manitoba	2	Nova Scotia	1	Saskatchewan	2

At the end of fiscal 2007, the Company had 11 Pier 1 Kids stores in Florida, eight stores in Texas, seven stores in North Carolina, three stores in Virginia, two stores in Georgia, two stores in Maryland, one store in Alabama, one store in Delaware and one store in New Jersey.

As of March 3, 2007, the Company owned or leased the following warehouse properties in or near the following cities:

Location	Approx. Sq. Ft.	Owned/Leased Facility
Baltimore, Maryland	981,000 sq. ft.	Leased
Chicago, Illinois	514,000 sq. ft	Owned
Columbus, Ohio	527,000 sq. ft.	Leased
Fort Worth, Texas	460,000 sq. ft.	Owned
Fort Worth, Texas	263,000 sq. ft.	Leased
Ontario, California	747,000 sq. ft.	Leased
Savannah, Georgia	784,000 sq. ft.	Leased
Tacoma, Washington	451,000 sq. ft.	Leased

The Company constructed a new distribution facility under a build-to-suit arrangement, with a resulting lease that qualified for operating lease treatment, near Tacoma, Washington and began operating this facility in March 2006. Upon the expiration of its lease during fiscal 2007, the Company transitioned Pier 1 Kids' distribution facilities from a separate facility in Fort Worth, Texas into its existing distribution center in

Savannah, Georgia. The Savannah facility is closer to the Pier 1 Kids' stores and will now service both Pier 1 and Pier 1 Kids stores.

Item 3. ***Legal Proceedings.***

During fiscal 2007, the Company recorded a pre-tax charge of $4.9 million for settlement of and legal fees related to class action lawsuits in California primarily regarding compensation matters. Cash outlays related to the settlement are expected to be completed in fiscal 2008.

There are various claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. The Company considers them to be ordinary and routine in nature. The Company maintains liability insurance against most of these claims. Excluding the class action lawsuits discussed above, it is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect, either individually or in aggregate, on the Company's financial position, results of operations or liquidity.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

There were no matters submitted to a vote of the Company's security holders during the fourth quarter of the Company's 2007 fiscal year.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Market Prices of Common Stock

The following table shows the high and low closing sale prices of the Company's common stock on the New York Stock Exchange (the "NYSE"), as reported in the consolidated transaction reporting system for each quarter of fiscal 2007 and 2006.

	Market Price	
Fiscal 2007	**High**	**Low**
First quarter	$12.65	$ 8.07
Second quarter	9.12	5.68
Third quarter	7.81	5.84
Fourth quarter	6.86	5.95
Fiscal 2006		
First quarter	$19.42	$14.35
Second quarter	16.79	12.90
Third quarter	13.37	9.96
Fourth quarter	13.36	8.56

Number of Holders of Record

The Company's common stock is traded on the NYSE. As of April 30, 2007, there were approximately 9,900 shareholders of record of the Company's common stock.

Dividends

During fiscal 2007, the Company paid cash dividends totaling approximately $17.4 million, or $0.20 per share. In October 2006, the Company announced that its Board of Directors discontinued the Company's $0.10 per share quarterly dividend. The Company believes that discontinuing the cash dividend will provide financial flexibility as it executes the Company's turnaround strategy. The Company does not currently

anticipate paying cash dividends in fiscal 2008 and its dividend policy in the near term will depend upon the earnings, financial condition and capital needs of the Company and other factors deemed relevant by the Company's Board of Directors.

The following table shows the dividends paid per share for each quarter of fiscal 2007 and 2006:

Fiscal 2007	**Cash Dividends per Share**
First quarter	$.10
Second quarter	.10
Third quarter	—
Fourth quarter	—
Fiscal 2006	
First quarter	$.10
Second quarter	.10
Third quarter	.10
Fourth quarter	.10

Cash dividend payments are not restricted by the Company's secured credit facility unless the availability under the Company's credit facility is less than 30% of the Company's borrowing base calculation. Such borrowing base calculation consists of a percentage of eligible inventory and third-party credit card receivables and varies according to the levels of the underlying collateral. As of March 3, 2007, the Company had no outstanding cash borrowings, approximately $124.0 million in letters of credit utilized against its secured credit facility, and the borrowing base was $239.7 million. The Company is not required to comply with financial covenants under its secured credit facility unless the availability under such agreement is less than $32.5 million. After excluding the $32.5 million, the Company had $83.2 million available for cash borrowings as of year end, therefore, was in compliance with required debt covenants at fiscal 2007 year end.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes the Company's equity compensation plans as of March 3, 2007:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options	(b) Weighted Average Exercise Price of Outstanding Options	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[1]
Equity compensation plans approved by security holders	12,668,125	$14.52	1,326,153
Equity compensation plans not approved by security holders[2]	3,000,000	$ 6.69	—

(1) The number of shares remaining available for future issuance represents shares available for grant under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan.

(2) Equity compensation plans not approved by security holders represent the employment inducement stock options granted under the President and Chief Executive Officer's employment agreement. *See Note 11 of the Notes to Consolidated Financial Statements for additional information regarding the material features of this stock option grant.*

Performance Graph

The following graph compares the five-year cumulative total shareholder return for the Company's common stock against the Standard & Poor's 500 Stock Index and the Standard & Poor's Retail Stores Composite Index. The annual changes for the five-year period shown on the graph are based on the assumption, as required by the Securities and Exchange Commission's rules, that $100 had been invested in the Company's stock and in each index on March 2, 2002, and that all quarterly dividends were reinvested at the average of the closing stock prices at the beginning and end of the quarter. The total cumulative dollar returns shown on the graph represent the value that such investments would have had on March 3, 2007.

PIER 1 IMPORTS, INC. STOCK PERFORMANCE GRAPH



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Pier 1 Imports, Inc.
S&P 500 Stock Index
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Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no purchases of common stock of the Company made during the three months ended March 3, 2007, by Pier 1 Imports, Inc. or any "affiliated purchaser" of Pier 1 Imports, Inc. as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934.

Item 6. ***Selected Financial Data.***

FINANCIAL SUMMARY

	Year Ended				
	2007[1]	2006	2005	2004	2003
	($ In millions except per share amounts)				
SUMMARY OF OPERATIONS[2]:					
Net sales	$1,623.2	1,776.7	1,825.3	1,806.1	1,703.4
Gross profit[3]	$ 474.0	601.7	703.6	760.9	736.4
Selling, general and administrative expenses[4]	$ 649.0	588.3	549.6	526.1	487.0
Depreciation and amortization	$ 51.2	56.2	55.8	48.9	44.7
Operating income (loss)	$ (226.2)	(42.8)	98.2	186.0	204.8
Nonoperating (income) and expenses, net	$ 1.9	(0.9)	(0.9)	(1.0)	(0.6)
Income (loss) from continuing operations before income taxes	$ (228.1)	(41.9)	99.1	187.0	205.6
Income (loss) from continuing operations, net of tax	$ (227.2)	(27.5)	62.8	117.7	129.6
Income (loss) from discontinued operations, net of tax	$ (0.4)	(12.3)	(2.3)	0.3	(0.3)
Net income (loss)	$ (227.6)	(39.8)	60.5	118.0	129.4
PER SHARE AMOUNTS:					
Basic earnings (loss) from continuing operations	$ (2.59)	(.32)	.72	1.32	1.40
Diluted earnings (loss) from continuing operations	$ (2.59)	(.32)	.71	1.29	1.36
Basic earnings (loss) from discontinued operations	$ (.01)	(.14)	(.03)	.00	.00
Diluted earnings (loss) from discontinued operations	$ (.01)	(.14)	(.03)	.00	.00
Basic earnings (loss) consolidated	$ (2.60)	(.46)	.69	1.32	1.39
Diluted earnings (loss) consolidated	$ (2.60)	(.46)	.68	1.29	1.36
Cash dividends declared	$ .20	.40	.40	.30	.21
Shareholders' equity	$ 4.13	6.81	7.63	7.66	6.93
OTHER FINANCIAL DATA:					
Working capital	$ 349.4	486.1	387.4	433.0	432.3
Current ratio	2.2	2.7	2.3	2.5	2.8
Total assets	$ 916.5	1,169.9	1,075.7	1,052.2	972.7
Long-term debt	$ 184.0	184.0	19.0	19.0	25.0
Shareholders' equity	$ 361.1	590.0	664.4	683.6	643.9
Weighted average diluted shares outstanding (millions)	87.4	86.6	88.8	91.6	95.3
Effective tax rate[5]	0.4%	34.5	36.7	37.1	37.0
Return on average shareholders' equity	(47.8)%	(4.4)	9.3	17.7	21.1
Return on average total assets	(21.8)%	(2.4)	5.9	11.6	14.1
Pre-tax return on sales	(14.1)%	(2.4)	5.4	10.4	12.1

(1) Fiscal 2007 consisted of a 53-week year. All other fiscal years presented reflect 52-week years.

(2) Amounts are from continuing operations unless otherwise specified.

(3) Gross profit for fiscal 2007, included a pre-tax charge of $32.5 million for inventory write-down related to a strategic decision made in the fourth quarter to sell off excess inventory by the end of the first quarter of fiscal 2008.

(4) Selling, general and administrative expense in fiscal 2007 included a pretax charge of $32.3 million related to impairment charges on long-lived store level assets.

(5) The decrease in the Company's effective tax rate for fiscal 2007 was the result of recording a valuation allowance on its deferred tax assets during the second quarter and only recording a tax benefit on the losses for the year that could be carried back.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

MANAGEMENT OVERVIEW

Introduction

Pier 1 Imports, Inc. (together with its consolidated subsidiaries, the "Company") is one of North America's largest specialty retailers of unique decorative home furnishings, gifts and related items. The Company imports merchandise directly from over 40 countries, and sells a wide variety of furniture collections, decorative accessories, bed and bath products, housewares and other seasonal assortments in its stores. During fiscal year 2007, the Company opened 34 new stores and closed 64 stores. The Company operates stores in the United States and Canada under the names "Pier 1 Imports" ("Pier 1"), and "Pier 1 Kids." Pier 1 Kids stores sell children's home furnishings and decorative accessories. As of March 3, 2007, the Company operated 1,196 stores in the United States and Canada, including 36 Pier 1 Kids stores and 26 clearance stores. The Company conducts business as one operating segment.

During the fourth quarter of fiscal 2006, the Company's Board of Directors authorized management to sell its operations of The Pier Retail Group Limited ("The Pier"), the Company's subsidiary based in United Kingdom. The Company met the criteria of Statement of Financial Accounting Standards, No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that allowed it to classify The Pier as held for sale and present its results of operations as discontinued as of February 25, 2006, with prior periods reclassified accordingly. On March 20, 2006, the Company sold The Pier to Palli Limited for approximately $15.0 million. Palli Limited is a wholly owned subsidiary of Lagerinn ehf, an Iceland corporation owned by Jakup a Dul Jacobsen. According to a Schedule 13D filing, collectively Lagerinn and Mr. Jacobsen beneficially owned approximately 9.9% of the Company's common stock on March 20, 2006. Expenses incurred in March 2006 by the Company related to The Pier were $0.4 million, net of taxes.

The following discussion and analysis of financial condition, results of operations, liquidity and capital resources relates to continuing operations, unless otherwise stated, and should be read in conjunction with the accompanying audited Consolidated Financial Statements and notes thereto which can be found in Item 8 of this report. Fiscal 2007 consisted of a 53-week year while fiscal 2006 and fiscal 2005 were 52-week years.

Overview of Business

Net sales from continuing operations decreased 8.6% to $1,623.2 million in fiscal 2007 compared to $1,776.7 million in fiscal 2006, and comparable store sales declined 11.3%. The Company's net loss from continuing operations was $227.2 million during fiscal 2007, or $2.59 per share, compared with a loss per share of $0.32 for the prior fiscal year. The Company ended the year with $167.2 million in cash and cash equivalents.

The Company's key financial and operational indicators used by management to evaluate the performance of the business include the following (trends for these indicators are explained in the comparative discussions of this section):

Key Performance Indicators	2007	2006	2005
Continuing operations:			
Total sales growth (decline)	(8.6)%	(2.7)%	1.1%
Comparable stores sales decline	(11.3)%	(7.1)%	(6.1)%
Sales per average retail square foot	$ 168	$ 187	$ 205
Merchandise margins as a % of sales	47.9%	50.2%	53.1%
Gross profit as a % of sales	29.2%	33.9%	38.5%
Selling, general and administrative expenses as a % of sales	40.0%	33.1%	30.1%
Operating income (loss) from continuing operations as a % of sales	(13.9)%	(2.4)%	5.4%
Income (loss) from continuing operations as a % of sales	(14.0)%	(1.5)%	3.4%
Inventory per retail square foot	$ 38.84	$ 39.07	$ 41.63
Total retail square footage (in thousands)	9,230	9,407	9,116
Total retail square footage growth (decline)	(1.9)%	3.2%	7.5%

Stores included in the comparable store sales calculation are those stores that were opened prior to the beginning of the preceding fiscal year and are still open. Also included are stores that were relocated during the year within a specified distance serving the same market, where there is not a significant change in store size and where there is not a significant overlap or gap in timing between the opening of the new store and the closing of the existing store. Stores that are expanded or renovated are excluded from the comparable store sales calculation during the period they are closed for such remodeling. When these stores re-open for business, they are included in the comparable store sales calculation in the first full month after the re-opening if there is no significant change in store size. If there is a significant change in store size, the store continues to be excluded from the calculation until it meets the Company's established definition of a comparable store. Direct sales to customers (which include direct catalog sales and sales through the Company's e-commerce website) are also included.

During fiscal 2007, the Company continued to experience declining sales and margins despite efforts to find the right product mix and merchandising and marketing programs to drive traffic into the stores and onto its web site to improve comparable store sales. In an attempt to reverse the negative trends, the Company introduced dramatic shifts in the look of its merchandising design, which failed to meet the expectations of the Company's customer base and resulted in continued sales declines. In addition to the merchandise changes, the Company experimented with new marketing strategies, primarily increased television and direct mail advertising, which failed to generate the desired increase in traffic. Despite the operational struggles of the past several years and fierce competition in the home furnishings sector, management still believes that the Pier 1 brand is as relevant as ever.

In February 2007, the Company hired a new President and Chief Executive Officer as a result of the retirement of its former Chief Executive Officer. In April 2007, the Company's management announced a plan to return the Company to profitability that is built on the following six business priorities:

1) *Improve operational efficiency.* Over the course of the coming fiscal year, the Company will undertake a detailed review of all of its costs and seek out ways to streamline and simplify the organization at all levels. In March 2007, the Company announced a reduction of its workforce, which

included 100 home office and 75 field administration positions. Changes in the field organization included the elimination of the visual merchandising functions and a reduction of divisional director positions. The Company expects these changes to result in approximately $17 million in annualized savings. In addition, the Company anticipates related one-time charges of less than $5 million to be recorded in the first quarter of fiscal 2008. The Company has identified other cost savings opportunities throughout the organization and will implement changes during the next 12 months in an effort to capitalize on these opportunities.

2) *Develop real estate strategies that protect the short-term and long-term future of the Company.* The Company will continue to review the individual contributions of its existing store portfolio, and will make decisions about the future of individual store locations in accordance with the Company's overall turnaround strategy. The Company may decide to exit certain locations through natural expirations, economic terminations, lease buyouts, sublease opportunities or sale of the properties. At the same time, the Company will strategically seek out new and growing markets in which new store locations or the relocation of an existing store will fit within the long-term growth plans of the Company. During fiscal 2008, the Company plans to open five new store locations and close approximately 60 stores.

3) *Provide a compelling merchandise selection.* To regain its competitive edge, the Company must provide a merchandise assortment that evolves and adapts to the changing needs and preferences of its customer base. The Company's buying department is responsible for purchasing, developing, testing and creating the merchandise assortments offered. Historically, this department has been responsible for processes that are not part of product development and procurement and has been greatly under-resourced. Reassigning administrative tasks to other areas of the Company and increasing the number of buyers will provide the buying team more time to spend visiting new and existing vendors, and more time to identify and correct gaps and omissions in the Company's product mix.

4) *Create an effective planning and allocations team.* Historically, the Company's merchandise planning group was part of the buying department, and the allocations team was part of the logistics department. In the reorganization of the home office, the Company combined these two groups into one unit. This newly combined team will oversee, among other things, inventory levels, markdowns, and purchase order management, and will absorb the administrative tasks that historically burdened the buying team. This change will ensure everything from assortment planning to store allocation is carefully and thoughtfully planned.

5) *Improve supply chain efficiency.* The Company will review every operational practice including, but not limited to, freight costs, vendor payment terms, the use of outside storage facilities, and transportation and delivery contracts in an effort to find ways to simplify the process, improve supply chain visibility, reduce costs and increase inventory turns.

6) *Create a cost-effective marketing plan.* In fiscal 2007, the Company experimented with changes in its marketing strategy and spent significant dollars on television and direct mail advertising efforts. The changes did not provide the desired increase in traffic or comparable store sales. Recognizing that a change is needed, the Company plans to make adjustments to its strategy for the second half of fiscal 2008, and will decrease its marketing expenditures this coming fiscal year. As its customer base is very diverse demographically, the Company will continue to research the ideal marketing mix to effectively communicate with its entire customer base while reaching groups of new customers as well. The Company's goal is to strike a healthy balance between driving traffic, increasing comparable store sales and revitalizing the Pier 1 brand.

The Company's management presently believes that if it effectively and efficiently executes these business priorities as part of its turnaround strategy, the Company should, over time, return to profitability.

FISCAL YEARS ENDED MARCH 3, 2007 AND FEBRUARY 25, 2006

Net Sales

Net sales consisted almost entirely of sales to retail customers, net of discounts and returns, but also included delivery revenues and wholesale sales and royalties received from franchise stores and Sears Roebuck de Mexico, S.A. de C.V. Sales by retail concept during fiscal years 2007, 2006 and 2005 were as follows (in thousands):

	2007	2006	2005
Stores	$1,590,854	$1,753,927	$1,807,441
Direct to consumer	18,943	15,345	10,408
Other[(1)]	13,419	7,429	7,494
Net sales	$1,623,216	$1,776,701	$1,825,343

(1) Other sales consisted primarily of wholesale sales and royalties received from franchise stores and from Sears Roebuck de Mexico, S.A. de C.V.

Net sales during fiscal 2007 were $1,623.2 million, a decrease of $153.5 million or 8.6%, from $1,776.7 million for the prior fiscal year. The decrease in sales for the fiscal year was comprised of the following components (in thousands):

	2007
New stores opened during fiscal 2007	$ 27,889
Stores opened during fiscal 2006	24,472
Comparable stores	(184,797)
Closed stores and other	(21,049)
Net decrease in sales	$(153,485)

Comparable store sales for fiscal 2007 declined 11.3%. The Company's net sales from Canadian stores were subject to fluctuation in currency conversion rates. These fluctuations had an immaterial impact on both net sales and comparable store calculations in fiscal 2007 compared to fiscal 2006.

During fiscal 2007, the Company opened 34 and closed 64 stores in the United States and Canada, bringing its Pier 1 and Pier 1 Kids store count to 1,196 at year-end, compared to 1,226 last year. The Company continues to evaluate its real estate portfolio on a store-by-store and market-by-market basis and will open or close stores as deemed appropriate. During fiscal 2008, the Company expects to open five new Pier 1 stores and close approximately 60 stores, including 10 Pier 1 Kids stores. A summary reconciliation of the Company's stores open at the beginning of fiscal 2007, 2006 and 2005 to the number open at the end of each period follows (openings and closings include relocated stores):

	United States	Canada	Total[(2)]
Open at February 28, 2004	1,055	68	1,123
Openings	101	13	114
Closings	(41)	(1)	(42)
Open at February 26, 2005	1,115	80	1,195
Openings	65	4	69
Closings	(37)	(1)	(38)
Open at February 25, 2006	1,143	83	1,226
Openings	32	2	34
Closings	(63)	(1)	(64)
Open at March 3, 2007[(1)]	1,112	84	1,196

(1) The Company supplies merchandise and licenses the Pier 1 name to Grupo Sanborns, S.A. de C.V. and Sears Roebuck de Puerto Rico, Inc. which sell Pier 1 merchandise in a "store within a store" format. At the end of fiscal 2007, there were 29 and seven locations in Mexico and Puerto Rico, respectively.

(2) Total store count included 36 Pier 1 Kids stores and 26 clearance stores at March 3, 2007.

The Company's proprietary credit card generated net sales of $355.4 million, a decrease of $67.1 million or 15.9% from last year's proprietary credit card sales of $422.5 million. Sales on the proprietary credit card totaled 23.9% of U.S. store sales compared to 25.7% last year. Average ticket on the Company's proprietary credit card declined to $160 in fiscal 2007 compared to $163 in fiscal 2006. In November 2006, the Company sold its proprietary credit card business to Chase Bank USA, N.A. ("Chase"). At that time, the Company also entered into a long-term program agreement with Chase. Under this agreement, the Company will continue to use the card as a marketing and communication tool to its most loyal customers.

Gross Profit

Gross profit after related buying and store occupancy costs, expressed as a percentage of sales, was 29.2% in fiscal 2007 compared to 33.9% a year ago. Merchandise margins, as a percentage of sales, declined from 50.2% in fiscal 2006 to 47.9% in fiscal 2007, a decrease of 230 basis points. The decline in merchandise margin rates resulted primarily from increased discounting and markdown activity throughout the year and an inventory write- down of $32.5 million incurred during the fourth quarter. The inventory write-down was the result of a strategic decision to sell off excess inventory by the end of the first quarter of fiscal 2008. Store occupancy costs during fiscal 2007 were $303.4 million or 18.7% of sales, an increase of $12.9 million and 230 basis points over store occupancy costs of $290.4 million or 16.3% of sales during fiscal 2006. This increase was primarily due to the deleveraging of relatively fixed rental costs over a lower sales base and an increase in rental expense, property taxes and utility costs.

Operating Expenses, Depreciation and Income Taxes

Selling, general and administrative expenses, including marketing, comprised 40.0% of sales in fiscal 2007, an increase of 690 basis points over last year's 33.1% of sales. In total dollars, selling, general and administrative expenses increased $60.7 million in fiscal 2007 over fiscal 2006; $50.3 million of this increase is summarized in the table below. Expenses that normally vary with sales and number of new stores, such as store payroll, marketing, store supplies, and equipment rental, increased $8.5 million. These variable expenses increased 280 basis points as a percentage of sales for fiscal 2007 compared to fiscal 2006. Marketing expense increased $13.9 million or 140 basis points as a percentage of sales. During the year, the Company increased both the number of different catalogs published and the circulation while maintaining its other marketing initiatives focused on driving sales and reinforcing its brand position. Store salaries, including bonus, decreased $3.5 million from the prior year, yet increased 120 basis points as a percentage of sales, as sales were insufficient to leverage certain fixed portions of store payroll costs incurred to maintain minimum staffing levels to provide quality customer service. Other variable expenses such as equipment rental and store supplies decreased $1.9 million, yet increased 20 basis points as a percentage of sales.

Relatively fixed selling, general and administrative expenses increased $52.2 million in fiscal 2007, or 410 basis points as a percentage of sales over last year. This amount included the following items, which are summarized in the table below. The Company recognized impairment charges of $36.4 million on long-lived assets (including a goodwill impairment charge of $4.1 million related to Pier 1 Kids) versus $5.8 million in fiscal 2006. The impairment on fixed assets of $32.3 million resulted from lower than expected sales trends, which caused asset carrying values to exceed estimated future cash flows. The goodwill impairment charge was the result of the Company's decision to start integrating Pier 1 Kids' merchandise into its existing Pier 1 store base by including this merchandise as an additional product assortment line and to no longer expand Pier 1 Kids locations as a stand-alone store concept. The Company recorded a $4.9 million charge for the settlement of and legal fees related to class action lawsuits primarily regarding compensation matters in California. Other selling, general and administrative expenses that do not typically vary with sales increased $16.7 million, primarily as a result of settlement and curtailment charges related to retirement plans of

$6.8 million because of two officers retiring in fiscal 2007, $4.5 million expense for the relocation of Pier 1 Kids' distribution facilities and integration of its headquarters, and compensation expense recognized on stock options of $4.5 million.

	2007	2006	Increase
Store-level asset impairments	$32,300	$5,840	$26,460
Settlement and curtailment charges, retirement plan	6,769	1,008	5,761
Litigation settlement and related legal fees	4,942	—	4,942
Stock option compensation expense	4,494	—	4,494
Pier 1 Kids relocation and integration	4,533	—	4,533
Goodwill impairment for Pier 1 Kids	4,070	—	4,070
	$57,108	$6,848	$50,260

Depreciation and amortization for fiscal 2007 was $51.2 million, representing a decrease of approximately $5.0 million from last year's depreciation and amortization expense of $56.2 million. This decrease was primarily the result of the impairment of certain store-level assets, a decrease in depreciation expense related to the 64 stores closed in the United States and Canada since the end of fiscal 2006 and an overall reduction in capital expenditures. These decreases were partially offset by increases in depreciation expense related to new store openings in the United States and Canada, and software applications launched subsequent to the end of fiscal 2006.

In fiscal 2007, the Company had an operating loss of $226.2 million, $183.4 million worse than the prior years' operating loss of $42.8 million.

During the year, the Company recorded a charge of $24.7 million to establish a valuation allowance related to deferred tax assets from prior years. In evaluating the likelihood that sufficient earnings would be available in the near future to realize the deferred tax assets, the Company considered cumulative losses over three years including the current year. The Company concluded that a valuation allowance was necessary based upon this evaluation and the guidance provided in SFAS No. 109 "Accounting for Income Taxes".

In addition, net deferred tax assets arising from current year losses in excess of the amount expected to be carried back to offset taxable income in a prior year were fully reserved through a valuation allowance recorded during the year. As these deferred tax assets were established and fully reserved during fiscal 2007, there was no net impact to the provision of income taxes. There was no tax benefit recorded on approximately $150.0 million of the current year's losses. At the end of fiscal 2007, the net deferred tax assets and the offsetting valuation allowance totaled $86.3 million.

Net Loss

Net loss from continuing operations in fiscal 2007 was $227.2 million or $2.59 per share, a decrease of $199.8 million as compared to fiscal 2006's net loss from continuing operations of $27.5 million, or $0.32 per share.

Net loss from discontinued operations was $0.4 million or $0.01 per share in fiscal 2007 and $12.3 million or $0.14 per share in fiscal 2006. *See Note 2 of the Notes to Consolidated Financial Statements for additional information regarding discontinued operations.*

Total net loss in fiscal 2007 was $227.6 million, or $2.60 per share, a decrease in earnings of $187.8 million as compared to fiscal 2006's net loss of $39.8 million, or $0.46 per share.

FISCAL YEARS ENDED FEBRUARY 25, 2006 AND FEBRUARY 26, 2005

Net Sales

Net sales consisted almost entirely of sales to retail customers, net of discounts and returns, but also included delivery revenues and wholesale sales and royalties received from franchise stores and Sears Roebuck

de Mexico, S.A. de C.V. Sales by retail concept during fiscal years 2006, 2005 and 2004 were as follows (in thousands):

	2006	2005	2004
Stores	$1,753,927	$1,807,441	$1,790,483
Direct to consumer	15,345	10,408	9,117
Other[1]	7,429	7,494	6,492
Net sales	$1,776,701	$1,825,343	$1,806,092

(1) Other sales consisted of wholesale sales and royalties received from franchise stores and from Sears Roebuck de Mexico, S.A. de C.V. and Pier 1 Kids' contract sales. As of August 2003, Pier 1 Kids discontinued sales of merchandise under wholesale contracts.

During fiscal 2006, the Company recorded net sales of $1,776.7 million, a decrease of $48.6 million, or 2.7%, from $1,825.3 million for fiscal year 2005. The decrease in sales for fiscal 2006 was comprised of the following components (in thousands):

	2006
New stores opened during fiscal 2006	$ 45,734
Stores opened during fiscal 2005	58,975
Comparable stores	(114,771)
Closed stores and other	(38,580)
Net decrease in sales	$ (48,642)

Comparable store sales for fiscal 2006 decreased 7.1% primarily as a result of decreased store traffic and increased competition from other retailers. Throughout fiscal 2006, the Company struggled to maintain and increase customer traffic, which the Company believed was the result of its inability to differentiate its merchandise from competitors through its marketing campaign. In an effort to encourage customers to return to the stores, the Company distributed its first two nation-wide catalogs. The first catalog was mailed in the fall of 2005 and the second during the 2005 holiday season. The Company's net sales from Canada were subject to fluctuations in currency conversion rates. These fluctuations had an immaterial favorable impact on both total net sales and comparable store sales calculations in fiscal 2006 compared to fiscal 2005.

The Company opened 69 and closed 38 stores in the United States and Canada during fiscal 2006, bringing the store count to 1,226 compared to 1,195 at the end of fiscal 2005. A summary reconciliation of the Company's stores open at the beginning of fiscal 2006, 2005 and 2004 to the number open at the end of each period follows (openings and closings include relocated stores):

	United States	Canada	Continuing Operations[1]	Discontinued Operations[2]	Total
Open at March 1, 2003	965	60	1,025	25	1,050
Openings	133	9	142	4	146
Closings	(43)	(1)	(44)	—	(44)
Open at February 28, 2004	1,055	68	1,123	29	1,152
Openings	101	13	114	3	117
Closings	(41)	(1)	(42)	—	(42)
Open at February 26, 2005	1,115	80	1,195	32	1,227
Openings	65	4	69	15	84
Closings	(37)	(1)	(38)	(2)	(40)
Open at February 25, 2006[3]	1,143	83	1,226	45	1,271

(1) Total store count included 43 Pier 1 Kids stores and 34 clearance stores at February 25, 2006.

(2) Discontinued operations relate to The Pier.

(3) The Company supplied merchandise and licensed the Pier 1 name to Sears Roebuck de Mexico, S.A. de C.V. and Sears Roebuck de Puerto Rico, Inc., which sell Pier 1 merchandise in a "store within a store" format. At the end of fiscal 2006, there were 26 and seven locations in Mexico and Puerto Rico, respectively.

The Company's proprietary credit card generated net sales of $422.5 million for fiscal 2006, a decrease of $38.7 million or 8.4% over fiscal 2005 proprietary credit card sales of $461.2 million. Sales on the proprietary credit card were 25.7% for fiscal 2006 of U.S. store sales compared to 27.1% in fiscal 2005. Average ticket on the Company's proprietary credit card increased to $163 during fiscal 2006 from $159 during fiscal 2005. At the end of the second quarter of fiscal 2006, in an effort to stimulate sales, the Company began to offer a 12-month, no interest promotion on larger purchases as well as supporting special incentives for store associates to encourage customers to open new proprietary credit card accounts. While the proprietary credit card generated modest income, it primarily served as a tool for marketing and communication to the Company's most loyal customers.

Gross Profit

Gross profit after related buying and store occupancy costs, expressed as a percentage of sales, was 33.9% in fiscal 2006 compared to 38.5% in fiscal 2005. Merchandise margins, as a percentage of sales, declined from 53.1% in fiscal 2005 to 50.2% in fiscal 2006, a decrease of 290 basis points. The decline in merchandise margin rates resulted primarily from the Company's continued use of discounts and markdowns to stimulate sales as well as make way for new and unique merchandise lines. Store occupancy costs during fiscal 2006 were $290.4 million or 16.3% of sales, an increase of $24.1 million and 170 basis points over store occupancy costs of $266.3 million or 14.6% of sales during fiscal 2005. The increase was primarily due to an inability to leverage relatively fixed rental costs over a lower sales base.

Operating Expenses, Depreciation and Income Taxes

Selling, general and administrative expenses, including marketing, comprised 33.1% of sales in fiscal 2006, an increase of 300 basis points over fiscal 2005's 30.1% of sales. In total dollars, selling, general and administrative expenses increased $38.6 million in fiscal 2006 over fiscal 2005, with $34.1 million of the increase attributable to expenses that normally vary with sales and number of new stores, such as marketing, store payroll, supplies, and equipment rental. These variable expenses increased 250 basis points as a percentage of sales for fiscal 2006 compared to fiscal 2005. Despite the negative comparable store sales in fiscal 2006, the Company intentionally did not decrease store payroll hours in an effort to maintain minimum staffing levels and continue to provide good customer service. In addition, the Company was unable to leverage certain fixed portions of store payroll costs over the lower sales base. In an effort to increase customer traffic to its stores, marketing expenditures during fiscal 2006 were planned to increase over fiscal 2005 and were up $16.0 million to 5.8% of sales, an increase of 105 basis points expressed as a percentage of sales. From October 2004 through February 2005, the Company discontinued its television advertising campaign because management viewed it as ineffective at increasing customer traffic and driving sales. During fiscal 2006, the Company re-launched a national television advertising campaign and distributed two nationwide catalogs while discontinuing its newspaper insert programs. Store supplies and equipment rental increased $2.6 million and 20 basis points as a percentage of sales.

Relatively fixed selling, general and administrative expenses increased $4.6 million in fiscal 2006, or 50 basis points as a percentage of sales, over fiscal 2005. Other occupancy expenses (excluding store and distribution center occupancy expenses) increased $4.9 million or 30 basis points, primarily as a result of impairment charges of $5.8 million recognized on long-lived store-level assets compared to impairment charges in fiscal 2005 of $0.4 million. In addition, the Company had a $1.0 million write-off of the remaining book value of fixed assets and intangibles associated with early store closures in fiscal 2006. These non-cash charges were partially offset by a $2.3 million savings in home office rental expense as the corporate headquarters were rented for a portion of fiscal 2005 but were owned for all of fiscal 2006. Lease accounting

adjustments decreased $6.6 million or 40 basis points as a percentage of sales from fiscal 2005, primarily as a result of a cumulative correction of $6.3 million recognized in fiscal 2005 related to pre-opening store rental expense for leases entered into in years prior to fiscal 2005. The Company's lease termination expense increased $1.8 million or 10 basis points as a percentage of sales, primarily as a result of closing stores in fiscal 2006 with longer remaining lease terms than those of the stores closed in fiscal 2005. Due to the Company's thorough re-evaluation of individual store performance in fiscal 2006, more stores were closed prior to the lease expiration in an effort to improve the Company's overall real estate portfolio. Net proprietary credit card income increased $4.0 million to $7.2 million, representing a 20 basis point decrease in relatively fixed selling, general and administrative expenses as a percentage of sales. This increase in income was primarily the result of increased finance charge income, a decrease in processing charges and a decrease in bad debt expense. The increase in finance charge income was primarily a result of a modest increase in late payment fees and a reduction of the number of days in the grace period before interest charges are imposed. Non-store payroll increased $8.9 million or 60 basis points as a percentage of sales for the year primarily as a result of a $4.6 million increase in officers' retirement expense as well as planned payroll increases related to annual merit increases and long-term incentives. An additional $0.7 million of severance costs related to field and home-office restructurings also contributed to the increase in non-store payroll costs. All other relatively fixed selling, general and administrative expenses decreased $0.4 million and increased 10 basis points as a percentage of sales.

Depreciation and amortization for fiscal 2006 was $56.2 million, representing an increase of approximately $0.5 million over fiscal 2005's depreciation and amortization expense of $55.8 million. This increase was primarily the result of an increase in net new store openings, depreciation on software applications that were launched subsequent to the end of fiscal 2005 and a full year of depreciation on the Company's corporate headquarters in fiscal 2006 versus a partial year in fiscal 2005. These increases were partially offset by a slight reduction in depreciation expense for certain assets that were fully depreciated during fiscal 2006.

In fiscal 2006, the Company had an operating loss of $42.8 million, a decline of $141.1 million from the operating income of $98.2 million for fiscal 2005.

The Company's effective tax rate was 34.5% of pretax income (loss) from continuing operations, compared to 36.7% in fiscal 2005 and 29.9% of pretax loss from discontinued operations. The decrease in the Company's effective tax rate from continuing operations was primarily the result of state tax liabilities.

Net Loss

Net loss from continuing operations in fiscal 2006 was $27.5 million or $0.32 per share, a decrease of $90.2 million as compared to fiscal 2005's net income from continuing operations of $62.8 million, or $0.71 per share on a diluted basis.

Net loss from discontinued operations was $12.3 million or $0.14 per share in fiscal 2006 and $2.3 million or $0.03 per share in fiscal 2005. The pre-tax loss of $17.6 million was the result of The Pier's loss from operations of $10.1 million and a $7.4 million impairment charge to write the assets down to fair value less reasonable costs to sell. *See Note 2 of the Notes to Consolidated Financial Statements for additional information regarding discontinued operations.*

Total net loss in fiscal 2006 was $39.8 million, or $0.46 per share, a decrease in earnings of $100.3 million as compared to fiscal 2005's net income of $60.5 million, or $0.68 per share on a diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

For the purposes of liquidity and capital resource discussions, the Company's discontinued operations will be included in financial results. The Company's cash and cash equivalents including those from discontinued operations totaled $167.2 million at the end of fiscal 2007, a decrease of $86.0 million from the fiscal 2006 year end balance of $253.2 million. Operating activities used $104.9 million of cash primarily due to the Company's net loss, the purchase of $100.0 million of proprietary credit card receivables from the Pier 1 Imports Credit Card Master Trust (the "Master Trust") by sending cash to the Master Trust to redeem its

outstanding Class A Certificates, and the payment of $28.1 million in retirement benefits primarily by redeeming investments from a consolidated trust. These cash outflows were partially offset by $144.6 million ($157.6 million less $13.0 million received in connection with the sale of Pier 1 National Bank as described below) in cash proceeds received from Chase on the sale of the Company's proprietary credit card receivables and the add back of certain non-cash charges. These non-cash charges included a $36.4 million impairment of fixed assets and goodwill and a $24.6 million valuation allowance on deferred tax assets.

During fiscal 2007, investing activities by the Company provided $31.8 million. Collections of principal on beneficial interest in securitized receivables provided $21.9 million. Proceeds from the sale of The Pier provided $15.0 million, partially offset by $3.4 million in cash held by The Pier on the date of the sale. Proceeds from the sale of Pier 1 National Bank provided $13.0 million, partially offset by $2.2 million in cash held by Pier 1 National Bank on the date of the sale. Capital expenditures were $28.6 million and consisted primarily of $12.2 million for fixtures and leasehold improvements related to new and existing stores, $11.4 million for information systems enhancements and home office capital additions, and $5.0 million in expenditures for the Company's distribution centers. Fiscal 2008 capital expenditures are projected to be approximately $13.0 million.

Contributions of $9.7 million were made during fiscal 2007 to the consolidated trusts that have been established for the purpose of setting aside funds for various retirement obligations. The assets held by the trusts are classified as restricted investments. The Company sold $25.7 million of these restricted investments to settle the defined benefit plan obligations of certain retired executive officers of the Company during fiscal 2007. At year end, the trusts had assets of $14.5 million. Of this amount, $6.1 million is invested in money market funds and is designated for the settlement of lump-sum defined benefit plan obligations, $6.3 million of which are expected to be settled in the second quarter of fiscal 2008. Life insurance policies with cash surrender values totaling $6.9 million and money market funds valued at $1.5 million are held in trusts designated for the satisfaction of obligations related to non-qualified retirement savings plans. Future contributions to the trusts may be made in the form of cash or other assets such as Company-owned life insurance policies. *See Note 10 of the Notes to Consolidated Financial Statements for additional information regarding the restricted assets and defined benefit plan obligations.*

Fiscal 2007 financing activities used $13.0 million of the Company's cash. The Company paid dividends totaling $17.4 million through the second quarter of fiscal 2007. No dividends have been declared since that time. The Company does not currently anticipate paying cash dividends in fiscal 2008 and its dividend policy in the near term will depend upon the earnings, financial condition and capital needs of the Company and other factors deemed relevant by the Company's Board of Directors. Under the Company's secured credit facility, the Company will not be restricted from paying cash dividends unless the availability under the credit facility is less than 30% of the Company's calculated borrowing base. All other financing activities provided net cash of $4.4 million. The Company borrowed and repaid $69.0 million during the fiscal year; $22.0 million was the greatest amount of cash borrowings outstanding at any one time under the credit facility. As of March 3, 2007, the Company had no outstanding cash borrowings and approximately $124.0 million in letters of credit utilized against its secured credit facility. The borrowing base was $239.7 million, of which $83.2 was available for cash borrowings. This facility expires in November 2010.

In June 2004, the Company's Board of Directors authorized up to $150 million for purchases of its common stock, replacing the previous authorization. As of April 30, 2007, approximately $107.4 million of the authorization remains available. During fiscal 2007, the Company did not make any repurchases under this board-approved program and has no immediate plans to repurchase shares of its outstanding common stock.

The Company's sources of working capital for fiscal 2007 were cash flows from internally generated funds, the sale of the Company's proprietary credit card receivables and credit card operations to Chase, the sale of the Company's United Kingdom operations, and bank lines of credit. The Company's secured credit facility may limit certain investments, and in some instances, limit the payment of cash dividends and repurchases of the Company's common stock. The Company was in compliance with all required debt covenants at fiscal 2007 year end.

A summary of the Company's contractual obligations and other commercial commitments as of March 3, 2007 is listed below (in thousands):

		Amount of Commitment per Period			
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating leases	$1,223,983	$230,075	$ 403,489	$311,537	$278,882
Purchase obligations[1]	261,597	261,597	—	—	—
Convertible debt[2]	165,000	—	—	165,000	—
Standby letters of credit[3]	52,229	52,229	—	—	—
Industrial revenue bonds	19,000	—	—	—	19,000
Interest on convertible debt[2]	42,075	10,519	21,037	10,519	—
Interest on industrial revenue bonds[4]	13,434	680	1,361	1,360	10,033
Interest and related fees on secured credit facility[5]	6,224	1,660	3,319	1,245	—
Other long-term obligations[6]	30,908	16,746	1,202	1,553	11,407
Total[7]	$1,814,450	$573,506	$ 430,408	$491,214	$319,322
Liabilities recorded on the balance sheet			$ 274,408		
Commitments not recorded on the balance sheet			1,540,042		
Total			$1,814,450		

(1) As of March 3, 2007, the Company had approximately $261.6 million of outstanding purchase orders, which were primarily related to merchandise inventory. Such orders are generally cancelable at the discretion of the Company until the order has been shipped. The table above excludes certain executory contracts for goods and services that tend to be recurring in nature and similar in amount year over year and includes $52.4 million in merchandise letters of credit.

(2) The Company's convertible debt is subject to redemption in part or full on February 15, 2011, and the above amounts assume the Notes will be repaid or refinanced at that time. If all Notes remain outstanding until maturity, the total interest paid would be $284.6 million. *See Note 8 of the Notes to Consolidated Financial Statements for further discussion of the Company's convertible senior notes.*

(3) The Company also has outstanding standby letters of credit totaling $19.4 million related to the Company's industrial revenue bonds. This amount is excluded from the table above as it is not incremental to the Company's total outstanding commitments.

(4) The interest rates on the Company's industrial revenue bonds are variable and reset weekly. The estimated interest payments included in the table were calculated based upon the rate in effect at fiscal 2007 year end.

(5) Represents estimated commitment fees for trade and standby letters of credit, and unused fees on the Company's $325 million secured credit facility, which expires in November 2010, calculated based upon balances and rates in effect at fiscal 2007 year end.

(6) Other long-term obligations represent the Company's liability under various unfunded retirement plans and certain deferred compensation agreements. *See Note 10 of the Notes to Consolidated Financial Statements for further discussion of the Company's employee benefit plans.*

(7) The above amounts do not include payments that may be due under employment agreements and post-employment consulting agreements with certain employees. The terms and amounts under such agreements are disclosed in the Proxy Statement for the Company's 2007 Annual Meeting of Shareholders.

The present value of total existing minimum operating lease commitments discounted at 10% was $902.5 million at fiscal 2007 year end. The Company plans to fund these commitments from cash generated from the operations of the Company and from borrowings against lines of credit.

During fiscal 2008, the Company plans to open five new stores and close approximately 60 stores as leases expire or are otherwise ended. New store locations will be financed primarily through operating leases. Total capital expenditures for fiscal 2008 are expected to be approximately $13.0 million. Of this amount, the Company expects to spend approximately $6.5 million on store development, $4.5 million on information systems enhancements and approximately $2.0 million primarily related to the Company's distribution centers.

In summary, the Company's primary uses of cash in fiscal 2007 were to fund operating expenses; redeem outstanding Class A Certificates at the Master Trust; provide for new and existing store development; fund capital additions related to distribution centers and information systems development; and pay dividends. The Company has a variety of sources for liquidity, which include available cash balances, available lines of credit, cash surrender value of life insurance policies not restricted as to use, receipt of federal and state tax refunds, and real estate financing options. Among the financing options being considered for Company-owned real estate are sale or sale-leaseback transactions, traditional mortgages, and amending the secured credit facility to include Company-owned real estate in the borrowing base. Adding real estate to the secured credit facility would provide flexibility through additional availability under the Company's line of credit and would reduce the Company's dependence on inventory levels as the determinant of the size of its borrowing base. Given the various liquidity options available, the Company believes it has sufficient liquidity to fund operational obligations and capital expenditure requirements throughout fiscal 2008. In addition, the Company is currently projecting its cash and cash equivalents balance at fiscal 2008 year end to approximate its fiscal 2007 year end balance.

OFF-BALANCE SHEET ARRANGEMENTS

Other than the operating leases and letters of credit discussed above, the Company's only other off-balance sheet arrangement related to the securitization of the Company's proprietary credit card receivables. During fiscal 2007, the Company allowed its securitization agreement to expire and subsequently sold its proprietary credit card operations to Chase. At the time of the expiration of the securitization agreement, the Company purchased $144.0 million of proprietary credit card receivables, previously held by the Master Trust for $100.0 million in cash and in exchange for $44.0 million of beneficial interest. The Master Trust, upon approval from debt security ("Class A Certificates") holders, paid $100.0 million to redeem the Class A Certificates that were outstanding.

Prior to the expiration of the securitization agreement, the Company sold, on a daily basis, its proprietary credit card receivables that met certain eligibility criteria to Pier 1 Funding, LLC ("Funding"), which transferred the receivables to the Master Trust. The Master Trust had issued $100 million face amount of Class A Certificates to a third party. This securitization of receivables provided the Company with a portion of its funding. However, neither Funding nor the Master Trust was consolidated in the Company's financial statements, and the Company had no obligation to reimburse Funding, the Master Trust or purchasers of Class A Certificates for credit losses from the receivables. During fiscal 2006, the Company's securitization agreements were amended to, among other things, extend the expiration date until September 2006 and to increase the amount of Class B Certificates required to be held by Funding. At the end of fiscal 2006, there were $13.6 million of Class B Certificates outstanding. All Class B Certificates were settled concurrent with the expiration of the securitization agreement. *See Note 3 of the Notes to Consolidated Financial Statements for additional information regarding the securitization of the Company's proprietary credit card receivables.*

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for the Company's conclusions. The Company continually evaluates the information used to make these estimates as the business and the economic environment changes. Historically, actual results have not varied materially from the Company's estimates, with the exception of the impairment of long-lived assets, the early retirement of participants in its defined benefit plans and income taxes as discussed below, and the Company does not currently anticipate a significant change in its assumptions related to these estimates. Actual results may differ from these estimates under different assumptions or conditions. The Company's significant accounting policies can be found in *Note 1 of the Notes to Consolidated Financial Statements.* The policies and estimates discussed below include the financial statement elements that are either judgmental or involve the selection or application of alternative accounting policies and are material to the Company's financial statements. Unless

specifically addressed below, the Company does not believe that its critical accounting policies are subject to market risk exposure that would be considered material and as a result, has not provided a sensitivity analysis. The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered most critical are as follows:

Revenue recognition — The Company recognizes revenue from retail sales, net of sales tax and third party credit card processing fees, upon customer receipt or delivery of merchandise, including sales under deferred payment promotions on its proprietary credit card. Typically, credit card receivable deferral programs offer deferred payments for up to 90 days or monthly installment payments over 12 months. Historically these payment deferral programs have not resulted in significant increases in bad debt losses arising from such receivables. As a result of the sale of the Company's credit card business in fiscal 2007, these deferred programs will result in an upfront reduction of sales based on the fees charged by Chase for such programs going forward. The Company records an allowance for estimated merchandise returns based on historical experience and other known factors. Should actual returns differ from the Company's estimates and current provision for merchandise returns, revisions to the estimated merchandise returns may be required.

Gift cards — Revenue associated with gift cards is deferred until redemption of the gift card. Gift card breakage is estimated and recorded as income based upon an analysis of the Company's historical redemption patterns and represents the remaining unused portion of the gift card liability for which the likelihood of redemption is remote. If actual redemption patterns vary from the Company's estimates, actual gift card breakage may differ from the amounts recorded. For all periods presented, gift card breakage was recognized after a period of 30 months from the original issuance and was $6.2 million, $5.1 million and $4.5 million in fiscal 2007, 2006 and 2005, respectively.

Beneficial interest in securitized receivables — In September 2006, the Company allowed its securitization agreement to expire. At that time, the Company purchased $144.0 million of proprietary credit card receivables in exchange for $44.0 million of beneficial interest and $100.0 million of cash. Therefore, at fiscal 2007 year end, the Company had no beneficial interest. Additionally, all Class B Certificates, which are discussed below, were settled at the time the securitization agreement expired. Prior to the expiration of this agreement, the Company securitized its entire portfolio of proprietary credit card receivables. During most of fiscal 2007, and all of fiscal 2006 and 2005, the Company sold all of its proprietary credit card receivables, except an immaterial amount of those that failed certain eligibility requirements, to a special-purpose wholly owned subsidiary, Pier 1 Funding, LLC ("Funding"), which transferred the receivables to the Pier 1 Imports Credit Card Master Trust ("Master Trust"). Neither Funding nor the Master Trust was consolidated by the Company, and the Master Trust met the requirements of a qualifying special-purpose entity under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Master Trust issued beneficial interests that represented undivided interests in the assets of the Master Trust consisting of the transferred receivables and all cash flows from collections of such receivables. The beneficial interests included certain interests retained by Funding, which were represented by Class B Certificates, and the residual interest in the Master Trust (the excess of the principal amount of receivables held in the Master Trust over the portion represented by the certificates sold to third-party investors and the Class B Certificates). Gain or loss on the sale of receivables depended in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.

The beneficial interest in the Master Trust was accounted for as an available-for-sale security and was recorded at fair value. The Company estimated fair value of its beneficial interest in the Master Trust, both upon initial securitization and thereafter, based on the present value of future expected cash flows using management's best estimates of key assumptions including credit losses and payment rates. As of February 25, 2006, the Company's assumptions used to calculate the present value of the future cash flows included estimated credit losses of 4.75% of the outstanding balance, expected payment within a six-month period and a discount rate representing the average market rate the Company would expect to pay if it sold securities representing ownership in the excess receivables not required to collateralize the Class A Certificates. A sensitivity analysis performed assuming a hypothetical 20% adverse change in both interest rates and credit losses resulted in an immaterial impact on the fair value of the Company's beneficial interest. *See Note 3 of*

the Notes to Consolidated Financial Statements for additional information regarding the beneficial interest in securitized receivables.

Inventories — The Company's inventory is comprised of finished merchandise and is stated at the lower of average cost or market, cost being determined on a weighted average inventory method. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using actual vendor invoices, the cost of warehousing and transporting product to the stores and other direct costs associated with purchasing products. Carrying values of inventory are analyzed and to the extent that the cost of inventory exceeds the expected selling prices less reasonable costs to sell, provisions are made to reduce the carrying amount of the inventory. The Company reviews its inventory levels in order to identify slow-moving merchandise and uses merchandise markdowns to sell such merchandise. Markdowns are recorded to reduce the retail price of such slow-moving merchandise as needed. Since the determination of carrying values of inventory involves both estimation and judgment with regard to market values and reasonable costs to sell, differences in these estimates could result in ultimate valuations that differ from the recorded asset.

The Company recognizes known inventory losses, shortages and damages when incurred and makes a provision for estimated shrinkage. The amount of the provision is estimated based on historical experience from the results of its physical inventories. Inventory is physically counted at substantially all locations at least once in each 12-month period, at which time actual results are reflected in the financial statements. Physical counts were taken at substantially all stores and distribution centers during each period presented in the financial statements. Although inventory shrinkage rates have not fluctuated significantly in recent years, should actual rates differ from the Company's estimates, revisions to the inventory shrinkage expense may be required. Most inventory purchases and commitments are made in U.S. dollars.

Impairment of long-lived assets — Long-lived assets such as buildings, equipment, furniture and fixtures, and leasehold improvements are reviewed for impairment at least annually and whenever an event or change in circumstances indicates that their carrying values may not be recoverable. If the carrying values exceed the sum of the expected undiscounted cash flows, the assets are considered impaired. For store level long-lived assets, expected cash flows are estimated based on management's estimate of changes in sales, merchandise margins, and expenses over the remaining expected terms of the leases. Impairment is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset. Fair value is determined by discounting expected cash flows. Impairment, if any, is recorded in the period in which the impairment occurred. The Company recorded $31.9 million and $5.6 million in impairment charges in fiscal 2007 and fiscal 2006, respectively. As the projection of future cash flows requires the use of judgment and estimates, if actual results differ from the Company's estimates, additional charges for asset impairments may be recorded in the future. For store level assets, if management had increased its assumptions of comparable store sales declines by an additional 3% over the next four years, additional impairment charges of approximately $5.0 million would have been recorded in fiscal 2007.

Insurance provision — The Company is self-insured with respect to medical coverage offered to eligible employees except that claims in excess of $200,000 per occurrence per year are covered by a purchased insurance policy. The Company records a provision for estimated claims that have been incurred but not reported. Such claim amounts are estimated based on historical average claims per covered individual per month and on the average historical lag time between the covered event and the time it is paid by the Company. The liability for estimated medical claims incurred but not reported at March 3, 2007 was $2.9 million.

During fiscal 2007, the Company maintained insurance for workers' compensation and general liability claims with a deductible of $1,000,000 and $750,000, respectively, per claim. The liability recorded for such claims is determined by estimating the total future claims cost for events that occurred prior to the balance sheet date. The estimates consider historical claims development factors as well as information obtained from and projections made by the Company's insurance carrier and underwriters. The recorded liabilities for workers' compensation and general liability claims at March 3, 2007 were $17.3 million and $6.3 million, respectively.

The assumptions made in determining the above estimates are reviewed continually and the liability adjusted accordingly as new facts are revealed. Changes in circumstances and conditions affecting the assumptions used in determining the liabilities could cause actual results to differ from the Company's recorded amounts.

Defined benefit plans — The Company maintains supplemental retirement plans (the "Plans") for certain of its executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation and years of service. These benefit costs are dependent upon numerous factors, assumptions and estimates. Benefit costs may be significantly affected by changes in key actuarial assumptions such as the discount rate, compensation rates, or retirement dates used to determine the projected benefit obligation. Additionally, changes made to the provisions of the Plans may impact current and future benefit costs.

Income taxes — The Company records income tax expense using the liability method for taxes. The Company is subject to income tax in many jurisdictions, including the United States, various states and localities, and foreign countries. At any point in time, multiple tax years are subject to audit by various jurisdictions and the Company records reserves for estimates of probable tax exposures for foreign and domestic tax audits. The timing of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. The process of determining tax expense by jurisdiction involves the calculation of actual current tax expense or benefit, together with the assessment of deferred tax expense resulting from differing treatment of items for tax and financial accounting purposes. Deferred tax assets and liabilities are recorded in the Company's consolidated balance sheets and are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting purposes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not those assets will be realized. If different assumptions had been used, the Company's tax expense or benefit, assets and liabilities could have varied from recorded amounts. If actual results differ from estimated results or if the Company adjusts these assumptions in the future, the Company may need to adjust its deferred tax assets or liabilities, which could impact its effective tax rate. In evaluating the likelihood that sufficient earnings would be available in the near future to realize the deferred tax assets, the Company considered cumulative losses over three years including the current year.

During fiscal 2007, the Company concluded that a valuation allowance was necessary based upon this evaluation. In addition, net deferred tax assets arising from current year losses in excess of the amount expected to be carried back to offset taxable income in a prior year were fully reserved through a valuation allowance. As these deferred tax assets were established and fully reserved during fiscal 2007, there was no net impact to the provision of income taxes. At the end of fiscal 2007, the net deferred tax assets and the offsetting valuation allowance totaled $86.3 million.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation has not had a significant impact on the operations of the Company during the preceding three years.

IMPACT OF NEW ACCOUNTING STANDARDS

In July 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for the Company as of the beginning of fiscal 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently analyzing the cumulative effect adjustment to retained earnings that will be recorded upon adoption.

In September 2006, the Securities and Exchange Commission staff published Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 explains how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB 108 offers a special "one-time" transition provision for correcting certain prior year misstatements that were uncorrected as of the beginning of the fiscal year of adoption. SAB 108 is effective for the Company as of the end of fiscal year 2007. The adoption of this statement as of March 3, 2007, did not have an impact on the Company's consolidated balance sheet and statements of operations, shareholders' equity and cash flows.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurement" ("SFAS 157"). SFAS 157 provides a definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for the Company as of the beginning of fiscal year 2009. The Company does not expect the adoption of this statement to have a material impact on its consolidated balance sheet and statements of operations, shareholders' equity and cash flows.

In September 2006, the FASB issued SFAS No. 158 "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize the funded status of postretirement benefit plans as an asset or liability in the financial statements. The transition date for recognition of an asset or liability related to the funded status of an entity's plan is effective for the Company as of the end of fiscal year 2007. The Company adopted the funded status recognition portion of SFAS 158 as of March 3, 2007, and recorded an additional liability with an offset to other comprehensive income of $1,631,000. In addition, SFAS 158 requires an employer to measure its postretirement benefit plan assets and benefit obligations as of the date of the employer's fiscal year end. This portion of the statement is effective for the Company for fiscal 2009 and is not expected to have a material impact on the Company's consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk.*

Market risks relating to the Company's operations result primarily from changes in foreign exchange rates and interest rates. The Company has only limited involvement with derivative financial instruments, does not use them for trading purposes and is not a party to any leveraged derivatives. Collectively, the Company's exposure to market risk factors is not significant and has not materially changed from February 25, 2006.

Foreign Currency Risk

Though the majority of the Company's inventory purchases are made in U.S. dollars in order to limit its exposure to foreign currency fluctuations, the Company periodically enters into forward foreign currency exchange contracts. The Company uses such contracts to hedge exposures to changes in foreign currency exchange rates associated with purchases denominated in foreign currencies, primarily euros. The Company also uses contracts to hedge its exposure associated with repatriation of funds from its Canadian operations. Changes in the fair value of the derivatives are included in the Company's consolidated statements of operations as such contracts are not designated as hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Forward contracts that hedge merchandise purchases generally have maturities not exceeding six months. Changes in the fair value and settlement of these forwards are included in cost of sales. Contracts that hedge the repatriation of Canadian funds have maturities not exceeding 18 months and changes in the fair value and settlement of these contracts are included in selling, general and administrative expenses. At March 3, 2007, there were no outstanding contracts to hedge exposure associated with the Company's merchandise purchases denominated in foreign currencies or the repatriation of Canadian funds.

Interest Rate Risk

The Company manages its exposure to changes in interest rates by optimizing the use of variable and fixed rate debt. The interest rate exposure on the Company's secured credit facility and industrial revenue bonds is based upon variable interest rates and therefore is affected by changes in market interest rates. As of March 3, 2007, the Company had $19.0 million in borrowings outstanding on its industrial revenue bonds and no cash borrowings outstanding on its secured credit facility. A hypothetical 10% adverse change in the interest rates applicable to either or both of these variable rate instruments would have a negligible impact on the Company's earnings and cash flows.

Additionally, the Company has $165.0 million in convertible senior notes outstanding, which mature in February 2036. The notes pay a fixed annual rate of 6.375% for the first five years and a fixed rate of 6.125% thereafter. Changes in market interest rates generally affect the fair value of fixed rate debt instruments, but would not affect the Company's financial position, results of operations or cash flows related to these notes. As of March 3, 2007, the fair value of these notes was $156.7 million based on quoted market values.

Item 8. ***Financial Statements and Supplementary Data.***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pier 1 Imports, Inc.

We have audited the accompanying consolidated balance sheets of Pier 1 Imports, Inc. as of March 3, 2007 and February 25, 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 3, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pier 1 Imports, Inc. at March 3, 2007 and February 25, 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 3, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective February 26, 2006, Pier 1 Imports, Inc. adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment.* In addition, as discussed in Note 1 to the consolidated financial statements, effective March 3, 2007, Pier 1 Imports, Inc. adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements No. 87, 88, 106 and 132(R).*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pier 1 Imports, Inc.'s internal control over financial reporting as of March 3, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 8, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Fort Worth, Texas
May 8, 2007

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per share amounts)

	Year Ended		
	2007	2006	2005
Net sales	$1,623,216	$1,776,701	$1,825,343
Operating costs and expenses:			
Cost of sales (including buying and store occupancy costs)	1,149,257	1,175,011	1,121,697
Selling, general and administrative expenses	649,005	588,273	549,635
Depreciation and amortization	51,184	56,229	55,762
	1,849,446	1,819,513	1,727,094
Operating income (loss)	(226,230)	(42,812)	98,249
Nonoperating (income) and expenses:			
Interest and investment income	(12,456)	(3,510)	(2,635)
Interest expense	16,116	2,610	1,735
Other income	(1,767)	—	—
	1,893	(900)	(900)
Income (loss) from continuing operations before income taxes	(228,123)	(41,912)	99,149
Provision (benefit) for income taxes	(885)	(14,441)	36,384
Income (loss) from continuing operations	(227,238)	(27,471)	62,765
Discontinued operations:			
Loss from discontinued operations (including write down of assets held for sale of $7,441 in 2006)	(638)	(17,583)	(2,308)
Income tax benefit	(231)	(5,250)	—
Loss from discontinued operations	(407)	(12,333)	(2,308)
Net income (loss)	$ (227,645)	$ (39,804)	$ 60,457
Earnings (loss) per share from continuing operations:			
Basic	$ (2.59)	$ (.32)	$ .72
Diluted	$ (2.59)	$ (.32)	$ .71
Loss per share from discontinued operations:			
Basic	$ (.01)	$ (.14)	$ (.03)
Diluted	$ (.01)	$ (.14)	$ (.03)
Earnings (loss) per share:			
Basic	$ (2.60)	$ (.46)	$ .69
Diluted	$ (2.60)	$ (.46)	$ .68
Dividends declared per share:	$ .20	$ .40	$ .40
Average shares outstanding during period:			
Basic	87,395	86,629	87,037
Diluted	87,395	86,629	88,838

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED BALANCE SHEETS
(In thousands except share amounts)

	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents, including temporary investments of $160,721 and $238,463, respectively	$ 167,178	$ 246,115
Beneficial interest in securitized receivables	—	50,000
Other accounts receivable, net of allowance for doubtful accounts of $566 and $1,119, respectively	21,437	13,916
Inventories	360,063	368,978
Income tax receivable	34,966	18,011
Assets of discontinued operations	—	32,359
Prepaid expenses and other current assets	50,324	45,544
Total current assets	633,968	774,923
Properties, net	239,548	298,922
Other noncurrent assets	42,954	96,016
	$ 916,470	$1,169,861
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 95,609	$ 105,916
Gift cards and other deferred revenue	66,130	63,835
Accrued income taxes payable	3,305	4,763
Liabilities related to discontinued operations	—	16,841
Other accrued liabilities	119,541	97,493
Total current liabilities	284,585	288,848
Long-term debt	184,000	184,000
Other noncurrent liabilities	86,768	107,031
Shareholders' equity:		
Common stock, $1.00 par, 500,000,000 shares authorized, 100,779,000 issued	100,779	100,779
Paid-in capital	130,416	132,075
Retained earnings	337,178	582,221
Cumulative other comprehensive income (loss)	2,408	(583)
Less — 12,981,000 and 13,761,000 common shares in treasury, at cost, respectively	(209,664)	(222,254)
Less — unearned compensation	—	(2,256)
	361,117	589,982
Commitments and contingencies *(See Note 13)*	—	—
	$ 916,470	$1,169,861

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended		
	2007	2006	2005
Cash flow from operating activities:			
Net income (loss)	$(227,645)	$(39,804)	$ 60,457
Adjustments to reconcile to net cash provided by (used in) operating activities:			
Depreciation and amortization	63,496	78,781	75,624
Loss on disposal of fixed assets	187	1,781	315
Loss on impairment of fixed assets and long-lived assets	36,369	6,024	741
Write-down of assets held for sale	—	7,441	—
Stock-based compensation expense	5,464	636	—
Deferred compensation	16,915	10,766	7,710
Lease termination expense	4,003	4,176	2,243
Deferred income taxes	24,576	(14,496)	2,035
Other	(3,121)	236	3,446
Change in cash from:			
Sale of receivables in exchange for beneficial interest in securitized receivable	(15,914)	(74,550)	(91,071)
Purchase of proprietary credit card receivables and other	(97,740)	—	—
Proceeds from the sale of proprietary credit card operations	144,622	—	—
Inventories	9,757	882	(6,860)
Other accounts receivable, prepaid expenses and other current assets	(14,428)	(22,778)	(11,302)
Income tax receivable	(16,955)	(18,011)	—
Accounts payable and accrued expenses	(5,388)	7,369	21,572
Income taxes payable	(1,595)	(6,966)	(14,116)
Other noncurrent assets	566	(2,558)	336
Other noncurrent liabilities	(28,074)	(3,226)	—
Net cash provided by (used in) operating activities	(104,905)	(64,297)	51,130
Cash flow from investing activities:			
Capital expenditures	(28,600)	(50,979)	(99,239)
Proceeds from disposition of properties	173	1,401	3,852
Proceeds from sale of discontinued operation (net of $3,397 cash included in sale of discontinued operations)	11,601	—	—
Proceeds from sale of Pier 1 National Bank (net of $2,208 cash included in sale of Pier 1 National Bank)	10,754	—	—
Proceeds from sale of restricted investments	25,707	3,226	—
Purchase of restricted investments	(9,712)	(3,500)	(10,807)
Collections of principal on beneficial interest in securitized receivables	21,907	60,240	99,712
Net cash provided by (used in) investing activities	31,830	10,388	(6,482)
Cash flow from financing activities:			
Cash dividends	(17,398)	(34,667)	(34,762)
Purchases of treasury stock	—	(4,047)	(58,210)
Proceeds from stock options exercised, stock purchase plan and other, net	4,719	7,641	12,473
Issuance of long-term debt	—	165,000	—
Notes payable borrowings	69,000	86,500	—
Repayment of notes payable	(69,000)	(86,500)	—
Debt issuance costs	(283)	(6,739)	(169)
Purchase of call option	—	(9,145)	—
Net cash provided by (used in) financing activities	(12,962)	118,043	(80,668)
Change in cash and cash equivalents	(86,037)	64,134	(36,020)
Cash and cash equivalents at beginning of period (including cash at discontinued operation of $7,100, $3,359 and $6,148, respectively)	253,215	189,081	225,101
Cash and cash equivalents at end of period (including cash at discontinued operation of $0, $7,100 and $3,359, respectively)	$ 167,178	$253,215	$189,081
Supplemental cash flow information:			
Interest paid	$ 12,821	$ 8,136	$ 868
Income taxes paid	$ 2,021	$ 21,342	$ 45,655

The accompanying notes are an integral part of these financial statements.

Pier 1 Imports, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except per share amounts)

	Common Stock							
	Outstanding Shares	Amount	Paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (Loss)	Treasury Stock	Unearned Compensation	Total Shareholders' Equity
Balance February 28, 2004	88,227	$100,779	$145,384	$ 630,997	$ 1,667	$(195,196)	$ —	$ 683,631
Comprehensive income:								
Net income	—	—	—	60,457	—	—	—	60,457
Other comprehensive income (loss), net of tax								
Minimum pension liability adjustments	—	—	—	—	(4,780)	—	—	(4,780)
Currency translation adjustments	—	—	—	—	1,687	—	—	1,687
Comprehensive income								57,364
Purchases of treasury stock	(3,225)	—	—	—	—	(58,210)	—	(58,210)
Exercise of stock options, stock purchase plan and other	1,238	—	(3,534)	—	—	19,880	—	16,346
Cash dividends ($.40 per share)	—	—	—	(34,762)	—	—	—	(34,762)
Balance February 26, 2005	86,240	100,779	141,850	656,692	(1,426)	(233,526)	—	664,369
Comprehensive income (loss):								
Net loss	—	—	—	(39,804)	—	—	—	(39,804)
Other comprehensive income (loss), net of tax:								
Minimum pension liability adjustments	—	—	—	—	1,149	—	—	1,149
Currency translation adjustments	—	—	—	—	(306)	—	—	(306)
Comprehensive loss								(38,961)
Purchases of treasury stock	(250)	—	—	—	—	(4,047)	—	(4,047)
Restricted stock grant and amortization	203	—	(386)	—	—	3,278	(2,256)	636
Exercise of stock options, stock purchase plan and other	746	—	(3,640)	—	—	12,041	—	8,401
Cash dividends ($.40 per share)	—	—	—	(34,667)	—	—	—	(34,667)
Purchase of call option, net of tax	—	—	(5,749)	—	—	—	—	(5,749)
Balance February 25, 2006	86,939	100,779	132,075	582,221	(583)	(222,254)	(2,256)	589,982
Comprehensive income (loss):								
Net loss	—	—	—	(227,645)	—	—	—	(227,645)
Other comprehensive income (loss), net of tax as applicable:								
Minimum pension liability adjustments	—	—	—	—	7,172	—	—	7,172
Currency translation adjustments	—	—	—	—	(2,550)	—	—	(2,550)
Comprehensive loss								(223,023)
Adjustment to initially apply SFAS No. 158	—	—	—	—	(1,631)	—	—	(1,631)
Restricted stock compensation	185	—	(4,280)	—	—	2,994	2,256	970
Stock option compensation expense	—	—	4,494	—	—	—	—	4,494
Exercise of stock options, stock purchase plan and other	674	—	(1,873)	—	—	9,596	—	7,723
Cash dividends ($.20 per share)	—	—	—	(17,398)	—	—	—	(17,398)
Balance March 3, 2007	87,798	$100,779	$130,416	$ 337,178	$ 2,408	$(209,664)	$ —	$ 361,117

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Pier 1 Imports, Inc. and its consolidated subsidiaries (the "Company") is one of North America's largest specialty retailers of imported decorative home furnishings, gifts and related items, with retail stores located in the United States and Canada. Additionally, the Company has merchandise in "store within a store" locations in Mexico and Puerto Rico that are operated by Sears Roebuck de Mexico, S.A. de C.V. and Sears Roebuck de Puerto Rico, Inc., respectively. On March 20, 2006, the Company sold its subsidiary based in the United Kingdom, The Pier Retail Group Limited ("The Pier"). At fiscal 2006 year end, The Pier was classified as held for sale and is included in discontinued operations for all years presented. In the fourth quarter of fiscal 2006, the Company recorded an impairment charge of $7,441,000 to write goodwill and long-lived assets related to The Pier down by $918,000 and $6,523,000, respectively, to fair value less selling costs. *See Note 2 of the Notes to Consolidated Financial Statements for further discussion.*

Basis of consolidation — The consolidated financial statements of the Company include the accounts of all subsidiary companies except, in fiscal 2006, Pier 1 Funding, LLC ("Funding"), which was a non-consolidated, bankruptcy remote, securitization subsidiary. *See Note 3 of the Notes to Consolidated Financial Statements.* All intercompany transactions and balances have been eliminated.

Segment information — The Company is a specialty retailer that offers a broad range of products in its stores and conducts business as one operating segment. The Company's domestic operations provided 92.3%, 93.0% and 93.7% of its net sales, with 7.3%, 6.7% and 6.0% provided by stores in Canada, and the remainder from royalties received from Sears Roebuck de Mexico S.A. de C.V. during fiscal 2007, 2006 and 2005, respectively. As of March 3, 2007, February 25, 2006 and February 26, 2005, $5,510,000, $8,765,000 and $8,888,000, respectively, of the Company's long-lived assets were located in Canada. There were no long-lived assets in Mexico during any period.

Use of estimates — Preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fiscal periods — The Company utilizes 5-4-4 (week) quarterly accounting periods with the fiscal year ending on the Saturday nearest the last day of February. Fiscal 2007 consisted of a 53-week year and fiscal 2006 and 2005 were 52-week years. Fiscal 2007 ended March 3, 2007, fiscal 2006 ended February 25, 2006 and fiscal 2005 ended February 26, 2005.

Cash and cash equivalents — The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents, except for those investments that are restricted and have been set aside in a trust to satisfy retirement obligations. As of March 3, 2007 and February 25, 2006, the Company's short-term investments classified as cash equivalents included investments in money market mutual funds totaling $160,721,000 and $238,463,000, respectively. The effect of foreign currency exchange rate fluctuations on cash is not material.

Translation of foreign currencies — Assets and liabilities of foreign operations are translated into U.S. dollars at fiscal year end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included as a separate component of shareholders' equity and are included in other comprehensive income (loss). As of March 3, 2007, February 25, 2006 and February 26, 2005, the Company had cumulative other comprehensive income balances of $2,440,000, $4,990,000 and $5,296,000, respectively, related to cumulative translation adjustments. The adjustments for currency translation during fiscal 2007, 2006 and 2005 resulted in other comprehensive income (loss), net of tax, as applicable, of ($2,550,000), ($306,000) and $1,687,000, respectively. During fiscal 2006 and 2005, the Company provided deferred taxes of $531,000 and $703,000, respectively, on the portion of its cumulative currency translation adjustment

considered not to be permanently reinvested abroad. Taxes on this portion of cumulative currency translation adjustments were insignificant in fiscal 2007.

Concentrations of risk — The Company has some degree of risk concentration with respect to sourcing the Company's inventory purchases. However, the Company believes alternative sources of products could be procured over a relatively short period of time. Pier 1 sells merchandise imported from over 40 different countries, with 35% of its sales derived from merchandise produced in China, 14% derived from merchandise produced in Indonesia, 13% derived from merchandise produced in India, 13% derived from merchandise produced in the United States and 21% derived from merchandise produced in Brazil, Thailand, Italy, the Philippines, Vietnam and Mexico. The remaining 4% of sales was from merchandise produced in various Asian, European, Central American, South American and African countries.

Financial instruments — The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. There were no assets or liabilities other than the 6.375% convertible senior notes with a fair value significantly different from the recorded value as of March 3, 2007 and February 25, 2006. The fair value of these notes was $156,712,000 based on quoted market values as of March 3, 2007, and approximated the recorded value of $165,000,000 as of February 25, 2006. Changes in the market interest rates affect the fair value of the Company's fixed rate notes, but do not affect the Company's financial position, results of operations or cash flows related to these instruments.

Risk management instruments: The Company may utilize various financial instruments to manage interest rate and market risk associated with its on- and off-balance sheet commitments.

The Company hedges certain commitments denominated in foreign currencies through the purchase of forward contracts. The forward contracts are purchased only to cover specific commitments to buy merchandise for resale. The Company also uses contracts to hedge its exposure associated with the repatriation of funds from its Canadian operations. At March 3, 2007, and February 25, 2006 there were no outstanding contracts to hedge exposure associated with the Company's merchandise purchases denominated in foreign currencies or the repatriation of Canadian funds. For financial accounting purposes, the Company does not designate such contracts as hedges. Thus, changes in the fair value of both types of forward contracts would be included in the Company's consolidated statements of operations. Both the changes in fair value and settlement of these contracts are included in cost of sales for forwards related to merchandise purchases and in selling, general and administrative expense for the contracts associated with the repatriation of Canadian funds.

The Company enters into forward foreign currency exchange contracts with major financial institutions and continually monitors its positions with, and the credit quality of, these counterparties to such financial instruments. The Company does not expect non-performance by any of the counterparties, and any losses incurred in the event of non-performance would not be material.

Beneficial interest in securitized receivables — Prior to the expiration of its agreement to securitize its proprietary credit card receivables on September 6, 2006, the Company securitized its entire portfolio of proprietary credit card receivables. During most of fiscal 2007, and all of fiscal 2006 and 2005, the Company sold all of its proprietary credit card receivables, except those that failed certain eligibility requirements, to Funding, a special-purpose wholly owned subsidiary, which transferred the receivables to the Pier 1 Imports Credit Card Master Trust (the "Master Trust"). Neither Funding nor the Master Trust were consolidated by the Company as the Master Trust met the requirements of a qualifying special-purpose entity under Statement of Financial Accounting Standards ("SFAS") No. 140. The Master Trust issued beneficial interests that represent undivided interests in the assets of the Master Trust consisting of the transferred receivables and all cash flows from collections of such receivables. The beneficial interests included certain interests retained by Funding, which were represented by Class B Certificates, and the residual interest in the Master Trust (the excess of the principal amount of receivables held in the Master Trust over the portion represented by the certificates sold to

a third-party investor and the Class B Certificates). Gain or loss on the sale of receivables depended in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer.

The beneficial interest in the Master Trust was accounted for as an available-for-sale security and was recorded at fair value. The Company estimated fair value of its beneficial interest in the Master Trust, both upon initial securitization and thereafter, based on the present value of future expected cash flows using management's best estimates of key assumptions including credit losses and payment rates. As of March 3, 2007, the Company had no beneficial interest since it had allowed its agreement to securitize its proprietary credit card receivables to expire. As of February 25, 2006, the Company's assumptions used to calculate the present value of the future cash flows included estimated credit losses of 4.75% of the outstanding balance, expected payment within a six-month period and a discount rate representing the average market rate the Company would expect to pay if it sold securities representing ownership in the excess receivables not required to collateralize the Class A Certificates. *See Note 3 of the Notes to Consolidated Financial Statements for further discussion.*

Inventories — Inventories are comprised of finished merchandise and are stated at the lower of average cost or market, cost being determined on a weighted average inventory method. Cost is calculated based upon the actual landed cost of an item at the time it is received in the Company's warehouse using actual vendor invoices, the cost of warehousing and transporting product to the stores and other direct costs associated with purchasing products.

In the fourth quarter of fiscal 2007, the Company made a strategic decision to sell off excess inventory with the intention of completing its liquidation efforts by the end of the first quarter of fiscal 2008. In connection with this decision, a $32,500,000 inventory write-down was recorded to state the excess inventory at the lower of average cost or market. The write-down of inventory primarily consisted of previous merchandise assortments the Company has discontinued offering in its stores. This decision was made by the Company in order to clear room in its stores to allow for new inventory to be displayed as it arrives throughout fiscal 2008.

The Company recognizes known inventory losses, shortages and damages when incurred and maintains a reserve for estimated shrinkage since the last physical count, when actual shrinkage was recorded. The reserves for estimated shrinkage at the end of fiscal years 2007 and 2006 were $6,193,000 and $8,218,000, respectively.

Properties, maintenance and repairs — Buildings, equipment, furniture and fixtures, and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated remaining useful lives of the assets, generally thirty years for buildings and three to ten years for equipment, furniture and fixtures. Depreciation of improvements to leased properties is based upon the shorter of the remaining primary lease term or the estimated useful lives of such assets. Depreciation related to the Company's distribution centers is included in cost of sales. All other depreciation costs are included in depreciation and amortization. Depreciation costs were $49,984,000, $54,870,000 and $54,404,000 in fiscal 2007, 2006 and 2005, respectively.

Expenditures for maintenance, repairs and renewals that do not materially prolong the original useful lives of the assets are charged to expense as incurred. In the case of disposals, assets and the related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is credited or charged to income.

Long-lived assets are reviewed for impairment at least annually and whenever an event or change in circumstances indicates that its carrying value may not be recoverable. If the carrying value exceeds the sum of the expected undiscounted cash flows, the assets are considered impaired. For store level long-lived assets, expected cash flows are estimated based on management's estimate of changes in sales, merchandise margins,

and expenses over the remaining expected terms of the leases. Impairment is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset. Fair value is determined by discounting expected cash flows. Impairment, if any, is recorded in the period in which the impairment occurred. Impairment charges were $31,947,000, $5,601,000 and $370,000 in fiscal 2007, 2006 and 2005, respectively, and included in selling, general and administrative expenses.

Goodwill and intangible assets — The Company applies the provisions of SFAS No. 142, "Goodwill and Intangible Assets." Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. In accordance with SFAS No. 142, the Company's reporting units were identified as components, and the goodwill assigned to each represents the excess of the original purchase price over the fair value of the net identifiable assets acquired for that component. The Company completed the annual impairment tests as of March 3, 2007 and February 25, 2006 for fiscal 2007 and 2006, respectively. Fair value was determined through analyses of discounted future cash flows for the applicable reporting units. The analysis resulted in a write-down of goodwill and intangible assets, included in selling, general and administrative expenses, of approximately $4,422,000 in fiscal 2007, primarily related to Pier 1 Kids, and $239,000 in fiscal 2006. No impairment loss was recognized in fiscal 2005. *See Note 5 of the Notes to Consolidated Financial Statements for additional discussion of goodwill and intangible assets.*

Revenue recognition — Revenue is recognized upon customer receipt or delivery for retail sales, net of sales tax and third party credit card processing fees, including sales under deferred payment promotions on the Company's proprietary credit card. As a result of the sale of the Company's credit card business in fiscal 2007, these deferred programs will result in an upfront reduction of sales based on the fees charged by Chase Bank USA N.A. ("Chase") for such programs going forward. A reserve has been established for estimated merchandise returns based upon historical experience and other known factors. The reserves for estimated merchandise returns at the end of fiscal years 2007 and 2006 were $3,215,000 and $3,060,000, respectively. The Company's revenues are reported net of discounts and returns, and include wholesale sales and royalties received from franchise stores and Sears Roebuck de Mexico S.A. de C.V. Amounts billed to customers for shipping and handling are included in net sales and the costs incurred by the Company for these items are recorded in cost of sales.

Gift cards — Revenue associated with gift cards is recognized upon redemption of the gift card. Gift card breakage is estimated and recorded as income based upon an analysis of the Company's historical redemption patterns and represents the remaining unused portion of the gift card liability for which the likelihood of redemption is remote. If actual redemption patterns vary from the Company's estimates, actual gift card breakage may differ from the amounts recorded. For all periods presented, gift card breakage was recognized after a period of 30 months from the original issuance and was $6,222,000, $5,062,000 and $4,452,000 in fiscal 2007, 2006 and 2005, respectively.

Leases — The Company leases certain property consisting principally of retail stores, warehouses, and material handling and office equipment under leases expiring through fiscal 2022. Most retail store locations are leased for primary terms of ten years with varying renewal options and rent escalation clauses. Escalations occurring during the primary terms of the leases are included in the calculation of the minimum lease payments, and the rent expense related to these leases is recognized on a straight-line basis over this lease term. Prior to fiscal 2005, the Company recognized straight-line rent expense for store leases beginning on the earlier of the rent commencement date or the store opening date, which had the effect of excluding the build-out period of its stores from the calculation of the period over which it expenses rent. During the fourth quarter of fiscal 2005, the Company revised its accounting practices to extend the lease term to include this free rent period prior to the opening of its stores. This revision in practice resulted in a cumulative pre-tax charge of $6,264,000 for leases entered into prior to fiscal 2005, which was not material to any previously reported fiscal year. This cumulative adjustment had no effect on historical or future cash flows from

operations or the timing of payments under the related leases. The portion of rent expense applicable to a store before opening is included in selling, general and administrative expenses. Once opened for business, rent expense is included in cost of sales. Certain leases provide for additional rental payments based on a percentage of sales in excess of a specified base. This additional rent is accrued when it appears that the sales will exceed the specified base. Construction allowances received from landlords are initially recorded as lease liabilities and amortized as a reduction of rental expense over the primary lease term. The Company's lease obligations are operating leases under SFAS No. 13.

Advertising costs — Advertising production costs are expensed the first time the advertising takes place. Advertising costs were $109,540,000, $92,245,000 and $79,115,000 in fiscal 2007, 2006 and 2005, respectively. Prepaid advertising at the end of fiscal years 2007 and 2006 was $1,556,000 and $5,413,000, respectively.

Defined benefit plans — The Company maintains supplemental retirement plans (the "Plans") for certain of its executive officers. The Plans provide that upon death, disability, reaching retirement age or certain termination events, a participant will receive benefits based on highest compensation and years of service. These benefit costs are dependent upon numerous factors, assumptions and estimates. Benefit costs may be significantly affected by changes in key actuarial assumptions such as the discount rate, compensation rates, or retirement dates used to determine the projected benefit obligation. Additionally, changes made to the provisions of the Plans may impact current and future benefit costs. In accordance with accounting rules, changes in benefit obligations associated with these factors may not be immediately recognized as costs on the income statement, but are recognized in future years over the remaining average service period of plan participants. *See Note 10 of the Notes to Consolidated Financial Statements for further discussion.*

Income taxes — The Company records income tax expense using the liability method for taxes. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting purposes. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not those assets will be realized. Deferred federal income taxes, net of applicable foreign tax credits, are not provided on the undistributed earnings of foreign subsidiaries to the extent the Company intends to permanently reinvest such earnings abroad. At any point in time, multiple tax years are subject to audit by various jurisdictions and the Company records reserves for estimates of probable tax exposures of foreign and domestic tax audits. However, negotiations with taxing authorities may yield results different than those currently estimated.

Earnings (loss) per share — Basic earnings (loss) per share amounts were determined by dividing income (loss) from continuing operations, loss from discontinued operations and net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share amounts were similarly computed, but included the effect, when dilutive, of the Company's weighted average number of stock options outstanding and unvested restricted stock.

Earnings (loss) per share amounts were calculated as follows (in thousands except per share amounts):

	2007	2006	2005
Income (loss) from continuing operations, basic and diluted	$(227,238)	$(27,471)	$62,765
Income (loss) from discontinued operations, basic and diluted	(407)	(12,333)	(2,308)
Net income (loss), basic and diluted	$(227,645)	$(39,804)	$60,457
Average shares outstanding:			
Basic	87,395	86,629	87,037
Plus assumed exercise of stock options	—	—	1,801
Diluted	87,395	86,629	88,838
Earnings (loss) per share from continuing operations:			
Basic	$ (2.59)	$ (.32)	$ .72
Diluted	$ (2.59)	$ (.32)	$ .71
Loss per share from discontinued operations:			
Basic	$ (.01)	$ (.14)	$ (.03)
Diluted	$ (.01)	$ (.14)	$ (.03)
Net earnings (loss) per share:			
Basic	$ (2.60)	$ (.46)	$ .69
Diluted	$ (2.60)	$ (.46)	$ .68

Stock options for which the exercise price was greater than the average market price of common shares were not included in the computation of diluted earnings per share as the effect would be antidilutive. All 13,991,195 and 12,941,025 outstanding stock options and shares of unvested restricted stock were excluded from the computation of the fiscal 2007 and 2006, respectively, loss per share as the effect would be antidilutive. At the end of fiscal year 2005, there were 5,210,600 stock options outstanding with exercise prices greater than the average market price of the Company's common shares. In addition, incremental net shares for the conversion feature of the Company's 6.375% senior convertible notes will be included in the Company's future diluted earnings per share calculations for those periods in which the average common stock price exceeds the initial conversion price of $15.19 per share.

Stock-based compensation — The Company grants stock options and restricted stock for a fixed number of shares to employees with stock option exercise prices equal to the fair market value of the shares on the date of the grant. On February 26, 2006, the Company adopted the provisions of SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires all companies to measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted under compensation arrangements. Prior to February 26, 2006, the Company accounted for stock option grants using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and recognized no compensation expense for stock option grants since all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

The Company adopted SFAS 123R using the modified prospective method. Under the modified prospective method, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Accordingly, prior period amounts have not been restated. Currently, the Company's stock-based compensation relates to stock options, restricted stock awards and director deferred stock units. Compensation

expense is recognized for any unvested stock option awards outstanding as of the date of adoption on a straight-line basis over the remaining vesting period. The fair values of the options are calculated using a Black-Scholes option pricing model. The Company records compensation expense for stock-based awards with a performance condition when it is probable that the condition will be achieved. The compensation expense ultimately recognized, if any, related to these awards will equal the grant date fair value for the number of shares for which the performance condition has been satisfied.

SFAS 123R requires that forfeitures be estimated at the time of grant. The Company estimates forfeitures based on its historical forfeiture experience. For periods prior to fiscal 2007, the Company recognized forfeitures as they occurred in its pro forma disclosures. In accordance with SFAS 123R, the Company adjusts forfeiture estimates based on actual forfeiture experience for all awards with service conditions. The effect of forfeiture adjustments for the year was insignificant.

During fiscal 2006, the Company's Board of Directors approved the accelerated vesting of approximately 3,800,000 stock options where the exercise price was in excess of the market price. This acceleration resulted in pro forma expense of approximately $16,300,000, net of tax, for options that would have vested in future periods. *See Note 11 of the Notes to Consolidated Financial Statements for additional discussion related to the accounting for stock-based employee compensation.*

SFAS 123R requires disclosure of pro forma information for periods prior to adoption. The following table details the effect on net income (loss) and earnings (loss) per share from continuing operations, illustrating the effect of applying the fair value recognition provisions of SFAS 123R for fiscal 2006 and 2005, respectively (in thousands except per share amounts):

	Pro Forma 2006	Pro Forma 2005
Income (loss) from continuing operations, as reported	$(27,471)	$ 62,765
Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	417	—
Less total stock-based employee compensation expense determined under fair value-based method, net of related tax effects	(25,519)	(11,645)
Income (loss) from continuing operations	$(52,573)	$ 51,120
Earnings (loss) per share from continuing operations:		
Basic — as reported	$ (.32)	$ .72
Basic — pro forma	$ (.61)	$ .59
Diluted — as reported	$ (.32)	$ .71
Diluted — pro forma	$ (.61)	$ .57

Adoption of new accounting standards — In July 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. FIN 48 prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for the Company as of the beginning of fiscal 2008, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently analyzing the cumulative effect adjustment to retained earnings that will be recorded upon adoption.

In September 2006, the Securities and Exchange Commission staff published Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 explains how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB 108 offers a special "one-time" transition provision for correcting certain prior year misstatements that were uncorrected as of the beginning of the fiscal year of adoption. SAB 108 is effective for the Company as of the end of fiscal year 2007. The adoption of this statement as of March 3, 2007, did not have an impact on the Company's consolidated balance sheet and statements of operations, shareholders' equity and cash flows.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurement" ("SFAS 157"). SFAS 157 provides a definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for the Company as of the beginning of fiscal year 2009. The Company does not expect the adoption of this statement to have a material impact on its consolidated balance sheet and statements of operations, shareholders' equity and cash flows.

In September 2006, the FASB issued SFAS No. 158 "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize the funded status of postretirement benefit plans as an asset or liability in the financial statements. The transition date for recognition of an asset or liability related to the funded status of an entity's plan is effective for the Company as of the end of fiscal year 2007. The Company adopted the funded status recognition portion of SFAS 158 as of March 3, 2007, and recorded an additional liability with an offset to cumulative other comprehensive income of $1,631,000. In addition, SFAS 158 requires an employer to measure its postretirement benefit plan assets and benefit obligations as of the date of the employer's fiscal year end. This portion of the statement is effective for the Company for fiscal 2009 and is not expected to have a material impact on the Company's consolidated financial statements.

NOTE 2 — DISCONTINUED OPERATIONS

During the fourth quarter of fiscal 2006, the Company's Board of Directors authorized management to sell its operations of The Pier Retail Group Limited ("The Pier") with stores located in the United Kingdom and Ireland. The Company met the criteria of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that allowed it to classify The Pier as held for sale and present its results of operations as discontinued for all years presented. In the fourth quarter of fiscal 2006, the Company recorded an impairment charge of $7,441,000 to write down $918,000 of goodwill and $6,523,000 related to properties to the fair value less costs to sell. On March 20, 2006, the Company sold The Pier to Palli Limited for approximately $15,000,000. Palli Limited is a wholly owned subsidiary of Lagerinn ehf ("Lagerinn"), an Iceland corporation owned by Jakup a Dul Jacobsen. Collectively Lagerinn and Mr. Jacobsen beneficially owned approximately 9.9% of the Company's common stock as of the date of the sale. Expenses incurred by the Company in March 2006 related to The Pier were $407,000, net of taxes, which included an insignificant gain on the sale. Assets

of discontinued operations and liabilities related to discontinued operations were comprised of the following components as of February 25, 2006 (in thousands):

	2006
Cash and cash equivalents	$ 7,100
Accounts receivable	1,441
Inventory	10,870
Prepaid expenses and other current assets	2,270
Properties, net	10,678
Assets of discontinued operations	$32,359
Accounts payable	$ 5,728
Deferred revenue	415
Accrued income taxes payable	137
Other accrued liabilities	7,210
Other noncurrent liabilities	3,351
Liabilities related to discontinued operations	$16,841

	2007	2006	2005
Net sales from discontinued operations	$3,323	$74,196	$72,510

Also included in assets of discontinued operations were deferred tax assets of $8,096,000 at February 25, 2006, which were fully reserved through a valuation allowance.

NOTE 3 — PROPRIETARY CREDIT CARD INFORMATION

On September 6, 2006, the Company allowed its agreement to securitize its proprietary credit card receivables to expire. At the time of expiration, the Company purchased $144,007,000 of proprietary credit card receivables, previously held by the Master Trust, an unconsolidated subsidiary, for $100,000,000 in cash and in exchange for $44,007,000 of beneficial interest. The Master Trust, upon approval from the Class A Certificate holders, paid $100,000,000 to redeem the Class A Certificates that were outstanding.

On November 21, 2006, the Company completed the sale of its proprietary credit card operations to Chase. The sale was comprised of the Company's proprietary credit card receivables, certain charged-off accounts and the common stock of Pier 1 National Bank. The Company received cash proceeds of $157,583,000 and will receive additional proceeds of $10,750,000, plus any accrued interest, over the life of the agreement. The net deferred gain associated with this sale will be recognized in nonoperating income over the ten-year life of the agreement described below and is not expected to have a material impact in any accounting period.

In addition, the Company and Chase have entered into a long-term program agreement. Under this agreement, the Company will continue to support the card through marketing programs and will receive additional payments over the life of the agreement for transaction level incentives, marketing support and other program terms. These payments are not expected to have a material impact in any accounting period.

Prior to the sale of its proprietary credit card operations in November 2006, the Company's proprietary credit card receivables were generated under open-ended revolving credit accounts issued by its subsidiary, Pier 1 National Bank, to finance purchases of merchandise and services offered by the Company. These accounts had various billing and payment structures, including varying minimum payment levels. The

Company had an agreement with a third party to provide certain credit card processing and related credit services, while the Company maintained control over credit policy decisions and customer service standards.

Net proprietary credit card income was included in selling, general and administrative expenses on the Company's statements of operations. The following information presents a summary of the Company's proprietary credit card results for each of the last three fiscal years on a managed basis (in thousands):

	2007[(1)]	2006	2005
Income:			
Finance charge income, net of debt service costs	$20,127	$ 27,351	$ 25,118
Other income	118	189	114
	20,245	27,540	25,232
Costs:			
Processing fees	11,565	13,907	14,982
Bad debts	3,449	6,457	7,026
	15,014	20,364	22,008
Net proprietary credit card income	$ 5,231	$ 7,176	$ 3,224
Gross proprietary credit card receivables at year-end	$ —	$147,271	$134,326

(1) Fiscal 2007 income and costs include activity through November 21, 2006, when the Company completed the sale of its proprietary credit card operations.

The Company began securitizing its entire portfolio of proprietary credit card receivables (the "Receivables") in fiscal 1997. On a daily basis during all periods presented above, except the period from September 6, 2006 through March 3, 2007, the Company sold all of its proprietary credit card receivables, except an immaterial amount of those that failed certain eligibility criteria, to a special-purpose wholly owned subsidiary, Funding. The Receivables were then transferred from Funding to the Master Trust. In exchange for the Receivables, the Company received cash and retained a residual interest in the Master Trust. These cash payments were funded from undistributed principal collections on the Receivables that were previously sold to the Master Trust.

Funding was capitalized by the Company as a special-purpose wholly owned subsidiary and was subject to certain covenants and restrictions, including a restriction from engaging in any business or activity unrelated to acquiring and selling interests in receivables. The Master Trust issued beneficial interests that represented undivided interests in the assets of the Master Trust. Neither Funding nor the Master Trust was consolidated in the Company's financial statements. Under U.S. generally accepted accounting principles, if the structure of a securitization meets certain requirements, such transactions are accounted for as sales of receivables. As the Company's securitizations met such requirements, they were accounted for as sales. Gains or losses resulting from the daily sales of Receivables to Funding were not material during fiscal 2007, 2006 or 2005. The Company's exposure to deterioration in the performance of the Receivables was limited to its retained beneficial interest in the Master Trust. As such, the Company had no corporate obligation to reimburse Funding, the Master Trust or purchasers of any certificates issued by the Master Trust for credit losses from the Receivables.

As a result of the securitization, the Master Trust had $100,000,000 of outstanding 2001-1 Class A Certificates issued to a third party through September 6, 2006. The 2001-1 Class A Certificates bore interest at a floating rate equal to the rate on commercial paper issued by the third party plus a credit spread. As of February 25, 2006, this rate was 5.1%. Funding continued to retain the residual interest in the Master Trust and held $13,636,000 in 2001-1 Class B Certificates at February 25, 2006, which were subordinated to the

2001-1 Class A Certificates and did not bear interest. Since the securitization agreement expired in September 2006, there were no outstanding 2001-1 Class A Certificates or 2001-1 Class B Certificates at the end of fiscal 2007, as all amounts were settled.

Cash flows received by the Company from the Master Trust for each of the last three fiscal years are as follows (in thousands):

	2007	2006	2005
Proceeds from collections reinvested in revolving securitizations	$212,653	$436,034	$494,580
Servicing fees received	$ 1,190	$ 2,189	$ 2,186
Cash flows received on retained interests	$ 32,592	$ 95,444	$109,172

As of February 25, 2006, the Company had $50,000,000, in beneficial interests (comprised primarily of principal and interest related to the underlying Receivables) in the Master Trust.

NOTE 4 — PROPERTIES

Properties are summarized as follows at March 3, 2007 and February 25, 2006 (in thousands):

	2007	2006
Land	$ 18,315	$ 18,778
Buildings	94,444	95,056
Equipment, furniture and fixtures	259,458	271,702
Leasehold improvements	199,879	217,795
Computer software	72,027	60,208
Projects in progress	1,557	5,673
	645,680	669,212
Less accumulated depreciation and amortization	406,132	370,290
Properties, net	$239,548	$298,922

NOTE 5 — GOODWILL AND OTHER INTANGIBLE ASSETS

The Company's intangible assets at March 3, 2007 and February 25, 2006 included the right to do business within certain geographical markets where franchise stores were previously granted exclusive rights to operate and favorable operating leases acquired from a third party. These intangible assets were included in other non-current assets in the Company's consolidated balance sheets. Amortization expense for fiscal 2007, 2006 and 2005 was $1,431,000, $1,654,000 and $1,656,000, respectively. During fiscal 2007, the Company wrote off $4,422,000 of goodwill and other intangibles of which $4,070,000 related to goodwill for Pier 1

Kids. The following is a summary of the Company's intangible assets at March 3, 2007 and February 25, 2006 (in thousands):

	2007	2006
Geographic market rights, gross	$ 14,722	$ 14,926
Accumulated amortization	(14,378)	(13,088)
Geographic market rights, net	$ 344	$ 1,838
Acquired operating leases, gross	$ 1,466	$ 1,615
Accumulated amortization	(604)	(463)
Acquired operating leases, net	$ 862	$ 1,152
Goodwill, not amortized	$ —	$ 4,088

Estimated future amortization expense related to intangible assets at March 3, 2007 is as follows (in thousands):

Fiscal Year	Amortization Expense
2008	$ 461
2009	117
2010	117
2011	116
2012	108
Thereafter	287
Total future amortization expense	$1,206

NOTE 6 — OTHER ACCRUED LIABILITIES AND NONCURRENT LIABILITIES

The following is a summary of other accrued liabilities and noncurrent liabilities at March 3, 2007 and February 25, 2006 (in thousands):

	2007	2006
Accrued payroll and other employee-related liabilities	$ 40,610	$ 39,448
Accrued taxes, other than income	26,035	24,652
Retirement benefits	16,358	—
Other	36,538	33,393
Other accrued liabilities	$119,541	$ 97,493
Rent-related liabilities	$ 41,488	$ 41,865
Deferred gains	23,053	4,101
Retirement benefits	21,857	56,404
Other	370	4,661
Other noncurrent liabilities	$ 86,768	$107,031

NOTE 7 — LEASE TERMINATION OBLIGATIONS

At times, the Company may terminate leases prior to their expiration when certain stores or storage facilities are closed or relocated to more favorable locations as deemed necessary by the evaluation of the real estate portfolio. These decisions are based on lease renewal obligations, relocation space availability, local market conditions and prospects for future profitability. In connection with these lease terminations, the Company recorded estimated liabilities in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The estimated liabilities were recorded based upon the Company's remaining lease obligations less estimated subtenant rental income. Revisions relate to changes in estimated subtenant receipts expected on closed facilities. Expenses related to lease termination obligations are included in selling, general and administrative expenses in the Company's consolidated statements of operations. The write-off of fixed assets and associated intangible assets related to store closures was approximately $370,000 and $1,500,000 in fiscal 2007 and 2006, respectively, and was not material in fiscal 2005. The write-down of inventory or employee severance costs associated with these closures was not significant in fiscal 2007, or 2006; and, there were no write-downs for inventory or employee severance costs in fiscal 2005. The following table represents a rollforward of the liability balances for the three fiscal years ended March 3, 2007 (in thousands):

	Lease Termination Obligations
Balance at February 28, 2004	$ 1,748
Original charges	1,480
Revisions	763
Cash payments	(2,516)
Balance at February 26, 2005	1,475
Original charges	3,689
Revisions	487
Cash payments	(2,792)
Balance at February 25, 2006	2,859
Original charges	4,245
Revisions	(242)
Cash payments	(4,426)
Balance at March 3, 2007	$ 2,436

NOTE 8 — LONG-TERM DEBT AND AVAILABLE CREDIT

Long-term debt is summarized as follows at March 3, 2007 and February 25, 2006 (in thousands):

	2007	2006
Industrial revenue bonds	$ 19,000	$ 19,000
6.375% convertible senior notes	165,000	165,000
	184,000	184,000
Less — portion due within one year	—	—
Long-term debt	$184,000	$184,000

The Company has $19,000,000 in industrial revenue bond loan agreements, which have been outstanding since 1987. Proceeds were used to construct warehouse/distribution facilities. The loan agreements and related

tax-exempt bonds mature in the year 2026. The Company's interest rates on the loans are based on the bond interest rates, which are market driven, reset weekly and are similar to other tax-exempt municipal debt issues. The Company's weighted average effective interest rates, including commitment fees of 1.0%, were 5.2% and 4.1% for fiscal 2007 and 2006, respectively.

In February 2006, the Company issued $165,000,000 of 6.375% convertible senior notes due 2036 (the "Notes") in a private placement, and subsequently registered the Notes with the Securities and Exchange Commission in June 2006. The Notes bear interest at a rate of 6.375% per year until February 15, 2011 and at a rate of 6.125% per year thereafter. Interest is payable semiannually in arrears on February 15 and August 15 of each year, and commenced August 15, 2006. The Notes are convertible into cash and, if applicable, shares of the Company's common stock based on an initial conversion rate, subject to adjustments, of 65.8328 shares per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $15.19 per share representing a 40% conversion premium at issuance). Holders of the Notes may convert their Notes only under the following circumstances: (1) during any fiscal quarter (and only during such fiscal quarter) commencing after May 27, 2006, if the last reported sale price of the Company's common stock is greater than or equal to 130% of the conversion price per share of common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) if the Company has called the Notes for redemption; or (3) upon the occurrence of specified corporate transactions. In general, upon conversion of a Note, a holder will receive cash equal to the lesser of the principal amount of the Note or the conversion value of the Note plus common stock of the Company for any conversion value in excess of the principal amount. As of March 3, 2007, the maximum number of shares that could be required to be issued to net share settle the conversion of the Notes was 10,862,412 shares. The Company may redeem the Notes at its option on or after February 15, 2011 for cash at 100% of the principal amount. Additionally, the holders of the Notes may require the Company to purchase all or a portion of their Notes under certain circumstances as defined by the agreement, in each case at a repurchase price in cash equal to 100% of the principal amount of the repurchased Notes at February 15, 2011, February 15, 2016, February 15, 2021, February 15, 2026 and February 15, 2031, or if certain fundamental changes occur. The Notes are fully and unconditionally guaranteed, on a joint and several basis, by all of the Company's material domestic consolidated subsidiaries.

In connection with the issuance of the Notes, the Company purchased a call option with respect to its common stock. If the call option, which expires February 15, 2011, is exercised by the Company, it must be net share settled and in all cases, the Company would receive shares. This transaction has no effect on the terms of the Notes, but is intended to reduce the potential dilution upon future conversion of the Notes by effectively increasing the initial conversion price to $17.09 per share, representing a 57.5% conversion premium at issuance. The call option is exercisable under the same circumstances, which can trigger conversion under the Notes. In fiscal 2006, the cost of $9,145,000 of the purchased call option was included in shareholders' equity, along with the partially offsetting tax benefit of the call option of $3,396,000.

EITF Issue No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock" ("EITF 00-19"), provides guidance for distinguishing between when a financial instrument should be accounted for permanently in equity, temporarily in equity or as an asset or liability. The conversion feature of the Notes and the call option each meet the requirements of EITF 00-19 to be accounted for as equity instruments. Therefore, the conversion feature has not been accounted for as a derivative, which would require a mark-to-market adjustment each period. In the event the debt is exchanged, the transaction will be accounted for with the cash payment of principal reducing the recorded liability and the issuance of common shares recorded in shareholders' equity. In addition, the premium paid for the call option has been recorded as additional paid-in capital in the accompanying consolidated balance sheet and is not accounted for as a derivative. Incremental net shares for the Note conversion feature will be included in the Company's future diluted earnings per share calculations for those periods in which the Company's average common stock price exceeds $15.19 per share.

As a result of the offsetting call and put features of the Notes in five years, the Company anticipates the entire $165,000,000 in Notes will be repaid or refinanced on February 15, 2011. Therefore, the Notes are included in fiscal 2011 long-term debt maturities in the table below. Long-term debt matures as follows (in thousands):

Fiscal Year	Long-Term Debt
2008	$ —
2009	—
2010	—
2011	165,000
2012	—
Thereafter	19,000
Total long-term debt	$184,000

At the beginning of fiscal 2006, the Company had a three-year $125,000,000 revolving credit facility with a maturity date of August 2006. Proceeds of borrowings under the credit facility were available for working capital of the Company and for general corporate purposes. The agreement had certain restrictive covenants that required, among other things, the maintenance of certain financial ratios including debt to net cash flow, fixed charge coverage and minimum tangible net worth. At the time this credit facility was repaid in November 2005, it bore a floating interest rate (LIBOR plus 1.25%) based on the Company's corporate debt rating and required a commitment fee of 0.25% on unused amounts.

During fiscal 2006, the Company entered into a new $325,000,000 secured credit facility, which matures in November 2010. This facility is secured by the Company's eligible merchandise inventory and third party credit card receivables. It replaced the Company's previous unsecured bank facilities, including the three-year $125,000,000 revolving credit facility discussed above, the $120,000,000 uncommitted letter of credit facility, and other credit lines used for special-purpose letters of credit. The new facility bears interest at LIBOR plus 1.0% for cash borrowings. The Company will not be required to comply with restrictive covenants under the new facility unless the facility has less than $32,500,000 available under the borrowing base as defined in the agreement. As of March 3, 2007, the Company's borrowing base was $239,696,000, of which $83,167,000 was available for cash borrowings excluding the $32,500,000 discussed above. The Company pays a fee of 1.25% for standby letters of credit, 0.5% for trade letters of credit and a commitment fee of 0.25% for any unused amounts. As of March 3, 2007, the Company had no outstanding cash borrowings and approximately $124,029,000 in letters of credit utilized against the new secured credit facility. Of the outstanding balance, approximately $52,400,000 related to trade letters of credit for merchandise purchases, $48,800,000 related to standby letters of credit for the Company's workers' compensation and general liability insurance policies, $19,429,000 related to standby letters of credit on the Company's industrial revenue bonds, and $3,400,000 related to other miscellaneous standby letters of credit. This facility may limit certain investments and, in some instances, limit payment of cash dividends and repurchases of the Company's common stock. Under this new credit facility, the Company will not be restricted from paying cash dividends unless the availability under the facility is less than 30% of the Company's borrowing base calculation. The Company was in compliance with all required debt covenants at fiscal 2007 year end.

NOTE 9 — CONDENSED FINANCIAL STATEMENTS

The Company's 6.375% convertible senior notes are fully and unconditionally guaranteed, on a joint and several basis, by all of the Company's material domestic consolidated subsidiaries (the "Guarantor Subsidiaries"). The subsidiaries that do not guarantee such notes are comprised of the Company's foreign subsidiaries and certain other insignificant domestic consolidated subsidiaries (the "Non-Guarantor Subsidiaries"). Each of the Guarantor Subsidiaries is wholly owned. The Company registered these Notes with the Securities and Exchange Commission in June 2006; therefore, in lieu of providing separate audited financial statements for the Guarantor Subsidiaries, condensed consolidating financial information is presented below.

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Year Ended March 3, 2007
(In thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$1,615,951	$42,780	$(35,515)	$1,623,216
Cost of sales (including buying and store occupancy costs)	—	1,145,765	39,114	(35,622)	1,149,257
Selling, general and administrative (including depreciation and amortization)	1,585	697,075	1,529	—	700,189
Operating income (loss)	(1,585)	(226,889)	2,137	107	(226,230)
Nonoperating (income) expenses	(3,660)	6,251	(698)	—	1,893
Income (loss) from continuing operations before income taxes	2,075	(233,140)	2,835	107	(228,123)
Provision (benefit) for income taxes	—	(1,101)	216	—	(885)
Net income (loss) from continuing operations	2,075	(232,039)	2,619	107	(227,238)
Net income (loss) from subsidiaries	(229,827)	2,212	—	227,615	—
Discontinued operations:					
Loss from discontinued operations	—	—	(638)	—	(638)
Benefit for income taxes	—	—	(231)	—	(231)
Net loss from discontinued operations	—	—	(407)	—	(407)
Net income (loss)	$(227,752)	$ (229,827)	$ 2,212	$227,722	$ (227,645)

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Year Ended February 25, 2006
(In thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$1,770,323	$ 59,734	$(53,356)	$1,776,701
Cost of sales (including buying and store occupancy costs)	—	1,174,228	55,161	(54,378)	1,175,011
Selling, general and administrative (including depreciation and amortization)	1,163	641,833	1,506	—	644,502
Operating income (loss)	(1,163)	(45,738)	3,067	1,022	(42,812)
Nonoperating (income) expenses	711	(2,288)	677	—	(900)
Income (loss) from continuing operations before income taxes	(1,874)	(43,450)	2,390	1,022	(41,912)
Provision (benefit) for income taxes	—	(14,842)	401	—	(14,441)
Net income (loss) from continuing operations	(1,874)	(28,608)	1,989	1,022	(27,471)
Net income (loss) from subsidiaries	(38,952)	(10,344)	—	49,296	—
Discontinued operations:					
Loss from discontinued operations	—	—	(17,583)	—	(17,583)
Benefit for income taxes	—	—	(5,250)	—	(5,250)
Net loss from discontinued operations	—	—	(12,333)	—	(12,333)
Net income (loss)	$(40,826)	$ (38,952)	$(10,344)	$ 50,318	$ (39,804)

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS
Year Ended February 26, 2005
(In thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$1,820,003	$61,934	$(56,594)	$1,825,343
Cost of sales (including buying and store occupancy costs)	—	1,124,380	53,808	(56,491)	1,121,697
Selling, general and administrative (including depreciation and amortization)	1,332	602,667	1,398	—	605,397
Operating income (loss)	(1,332)	92,956	6,728	(103)	98,249
Nonoperating (income) expenses	446	(1,828)	482	—	(900)
Income (loss) from continuing operations before income taxes	(1,778)	94,784	6,246	(103)	99,149
Provision for income taxes	—	35,313	1,071	—	36,384
Net income (loss) from continuing operations	(1,778)	59,471	5,175	(103)	62,765
Net income (loss) from subsidiaries	62,338	2,867	—	(65,205)	—
Discontinued operations:					
Loss from discontinued operations	—	—	(2,308)	—	(2,308)
Benefit for income taxes	—	—	—	—	—
Net loss from discontinued operations	—	—	(2,308)	—	(2,308)
Net income (loss)	$60,560	$ 62,338	$ 2,867	$(65,308)	$ 60,457

CONSOLIDATING CONDENSED BALANCE SHEET
March 3, 2007
(In thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS					
Current assets:					
Cash and cash equivalents	$ 111,163	$ 43,699	$ 12,316	$ —	$167,178
Other accounts receivable, net	47	20,311	1,079	—	21,437
Inventories	—	360,063	—	—	360,063
Income tax receivable	—	34,708	258	—	34,966
Prepaid expenses and other current assets	—	50,324	—	—	50,324
Total current assets	111,210	509,105	13,653	—	633,968
Properties, net	—	233,514	6,034	—	239,548
Investment in subsidiaries	248,953	40,629	—	(289,582)	—
Other noncurrent assets	7,650	35,304	—	—	42,954
	$ 367,813	$818,552	$ 19,687	$(289,582)	$916,470
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 45	$ 93,889	$ 1,675	$ —	$ 95,609
Intercompany payable (receivable)	(159,038)	181,316	(22,278)	—	—
Gift cards and other deferred revenue	—	66,130	—	—	66,130
Accrued income taxes payable (receivable)	48	3,610	(353)	—	3,305
Other accrued liabilities	641	118,886	14	—	119,541
Total current liabilities	(158,304)	463,831	(20,942)	—	284,585
Long-term debt	165,000	19,000	—	—	184,000
Other noncurrent liabilities	—	86,768	—	—	86,768
Shareholders' equity	361,117	248,953	40,629	(289,582)	361,117
	$ 367,813	$818,552	$ 19,687	$(289,582)	$916,470

CONSOLIDATING CONDENSED BALANCE SHEET
February 25, 2006
(In thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
ASSETS					
Current assets:					
Cash and cash equivalents	$ 130,779	$100,769	$14,567	$ —	$ 246,115
Beneficial interest in securitized receivables	—	50,000	—	—	50,000
Other accounts receivable, net	279	12,444	1,193	—	13,916
Inventories	—	368,978	—	—	368,978
Income tax receivable	—	17,927	84	—	18,011
Assets of discontinued operations	—	—	32,359	—	32,359
Prepaid expenses and other current assets	—	45,547	(3)	—	45,544
Total current assets	131,058	595,665	48,200	—	774,923
Properties, net	—	292,027	6,895	—	298,922
Investment in subsidiaries	475,698	25,074	—	(500,772)	—
Other noncurrent assets	9,588	86,349	79	—	96,016
	$ 616,344	$999,115	$55,174	$(500,772)	$1,169,861
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 201	$103,700	$ 2,015	$ —	$ 105,916
Intercompany payable (receivable)	(142,171)	125,165	17,006	—	—
Gift cards and other deferred revenue	—	63,835	—	—	63,835
Accrued income taxes payable (receivable)	—	10,563	(5,800)	—	4,763
Liabilities related to discontinued operations	—	—	16,841	—	16,841
Other accrued liabilities	885	96,570	38	—	97,493
Total current liabilities	(141,085)	399,833	30,100	—	288,848
Long-term debt	165,000	19,000	—	—	184,000
Other noncurrent liabilities	2,447	104,584	—	—	107,031
Shareholders' equity	589,982	475,698	25,074	(500,772)	589,982
	$ 616,344	$999,115	$55,174	$(500,772)	$1,169,861

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOW
Year Ended March 3, 2007
(In thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries(1)	Eliminations	Total(1)
Cash flow from operating activities:					
Net cash provided by (used in) operating activities	$ 9,354	$(117,163)	$ 2,922	$(18)	$(104,905)
Cash flow from investing activities:					
Capital expenditures	—	(28,600)	—	—	(28,600)
Proceeds from disposition of properties	—	173	—	—	173
Net proceeds from sale of discontinued operations	—	14,998	(3,397)	—	11,601
Net proceeds from sale of Pier 1 National Bank	—	12,962	(2,208)	—	10,754
Proceeds from the sale of restricted investments	—	25,707	—	—	25,707
Purchase of restricted investments	—	(9,712)	—	—	(9,712)
Collections of principal on beneficial interest in securitized receivables	—	21,907	—	—	21,907
Net cash provided by investing activities	—	37,435	(5,605)	—	31,830
Cash flow from financing activities:					
Cash dividends	(17,398)	(18)	—	18	(17,398)
Proceeds from stock options exercised, stock purchase plan and other, net	4,618	101	—	—	4,719
Notes payable borrowings	—	69,000	—	—	69,000
Repayments of notes payable	—	(69,000)	—	—	(69,000)
Debt issuance costs	—	(283)	—	—	(283)
Advances (to) from subsidiaries	(16,190)	22,858	(6,668)	—	—
Net cash provided by (used in) financing activities	(28,970)	22,658	(6,668)	18	(12,962)
Change in cash and cash equivalents	(19,616)	(57,070)	(9,351)	—	(86,037)
Cash and cash equivalents at beginning of period	130,779	100,769	21,667	—	253,215
Cash and cash equivalents at end of period	$111,163	$ 43,699	$12,316	$ —	$ 167,178

(1) Includes cash at discontinued operation at the beginning of period of $7,100 and $0 at end of period.

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOW
Year Ended February 25, 2006
(In thousands)

	Pier 1 Imports, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries(1)	Eliminations	Total(1)
Cash flow from operating activities:					
Net cash provided by (used in) operating activities	$ 3,029	$ (60,152)	$ 16,443	$(23,617)	$ (64,297)
Cash flow from investing activities:					
Capital expenditures	—	(46,229)	(4,750)	—	(50,979)
Proceeds from disposition of properties	—	1,401	—	—	1,401
Proceeds from the sale of restricted investments	—	3,226	—	—	3,226
Purchase of restricted investments	—	(3,500)	—	—	(3,500)
Collections of principal on beneficial interest in securitized receivables	—	60,240	—	—	60,240
Investment in subsidiaries	—	(9,889)	—	9,889	—
Net cash provided by (used in) investing activities	—	5,249	(4,750)	9,889	10,388
Cash flow from financing activities:					
Cash dividends	(34,667)	(50)	(23,567)	23,617	(34,667)
Purchases of treasury stock	(4,047)	—	—	—	(4,047)
Proceeds from stock options exercised, stock purchase plan and other, net	7,641	—	—	—	7,641
Issuance of long-term debt	165,000	—	—	—	165,000
Notes payable borrowings	—	86,500	—	—	86,500
Repayments of notes payable	—	(86,500)	—	—	(86,500)
Debt issuance costs	(5,369)	(1,370)	—	—	(6,739)
Purchase of call option	(9,145)	—	—	—	(9,145)
Contributions from parent	—	—	9,889	(9,889)	—
Advances from (to) subsidiaries	7,855	(450)	(7,405)	—	—
Net cash provided by (used in) financing activities	127,268	(1,870)	(21,083)	13,728	118,043
Change in cash and cash equivalents	130,297	(56,773)	(9,390)	—	64,134
Cash and cash equivalents at beginning of period	482	157,542	31,057	—	189,081
Cash and cash equivalents at end of period	$130,779	$100,769	$ 21,667	$ —	$253,215

(1) Includes cash at discontinued operation of $3,359 at beginning of period and $7,100 at end of period.

The American Jobs Creation Act of 2004 (the "Jobs Act"), enacted on October 22, 2004, provided for a temporary 85% dividends received deduction on certain foreign subsidiary earnings repatriated during a one-year period. The deduction resulted in an approximate 5.25% federal tax rate on the repatriated earnings. There were numerous requirements that had to be satisfied for the repatriated earnings to qualify for the reduced rate of taxation. In September 2005, the Company finalized its evaluation of and the Company's Board of Directors approved the repatriation of $25,000,000 of foreign earnings under the provisions of the Jobs Act. The Company repatriated these earnings on September 30, 2005 and believes it has satisfied the requirements to qualify for the reduced rate of taxation. This repatriation of earnings had an insignificant effect on the Company's effective tax rate during the 12 months ended February 25, 2006.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Leases — At March 3, 2007, the Company had the following minimum lease commitments and future subtenant receipts from continuing operations in the years indicated (in thousands):

Fiscal Year	Operating Leases	Subtenant Income
2008	$ 230,075	$257
2009	212,179	187
2010	191,310	51
2011	167,756	6
2012	143,781	6
Thereafter	278,882	6
Total lease commitments	$1,223,983	$513

Rental expense incurred was $257,255,000, $249,294,000 and $238,875,000, including contingent rentals of $93,000, $260,000 and $391,000, based upon a percentage of sales, and net of sublease incomes totaling $304,000, $311,000 and $262,000 in fiscal 2007, 2006 and 2005, respectively.

Legal matters — During fiscal 2007, the Company recorded a pre-tax charge of $4,942,000, or $0.06 per share, for the settlement of and legal fees related to class action lawsuits in California primarily regarding compensation matters. Cash outlays related to the settlements are expected to be completed in fiscal 2008.

There are various claims, lawsuits, investigations and pending actions against the Company and its subsidiaries incident to the operations of its business. The Company considers them to be ordinary and routine in nature. The Company maintains liability insurance against most of these claims. Excluding the class action lawsuits discussed above, it is the opinion of management, after consultation with counsel, that the ultimate resolution of such litigation will not have a material adverse effect, either individually or in aggregate, on the Company's financial position, results of operations or liquidity.

NOTE 14 — SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

In accordance with SFAS No. 144, the results of operations related to the assets held for sale as of February 25, 2006, were reclassified to discontinued operations in all periods presented. Summarized quarterly

financial data for the years ended March 3, 2007 and February 25, 2006 are set forth below (in thousands except per share amounts):

	Three Months Ended			
Fiscal 2007[1]	**5/27/2006**	**8/26/2006**	**11/25/2006**	**3/3/2007**
Net sales	$376,092	$370,698	$402,714	$473,712
Gross profit[2]	127,252	105,497	124,583	116,627
Net loss from continuing operations[3]	(22,765)	(73,059)	(72,718)	(58,696)
Net loss from discontinued operations	(407)	—	—	—
Net loss	(23,172)	(73,059)	(72,718)	(58,696)
Basic and diluted loss per share from continuing operations	(.26)	(.84)	(.83)	(.67)
Basic and diluted loss per share from discontinued operations	(.01)	—	—	—
Basic and diluted loss per share	(.27)	(.84)	(.83)	(.67)

	Three Months Ended			
Fiscal 2006	**5/28/2005**	**8/27/2005**	**11/26/2005**	**2/25/2006**
Net sales	$390,314	$423,675	$456,690	$506,022
Gross profit	137,485	135,102	167,316	161,787
Net loss from continuing operations[4]	(8,456)	(6,373)	(5,657)	(6,985)
Net loss from discontinued operations	(4,006)	(3,812)	(1,524)	(2,991)
Net loss	(12,462)	(10,185)	(7,181)	(9,976)
Basic and diluted loss per share from continuing operations	(.10)	(.07)	(.06)	(.08)
Basic and diluted loss per share from discontinued operations	(.04)	(.05)	(.02)	(.03)
Basic and diluted loss per share	(.14)	(.12)	(.08)	(.11)

(1) Fiscal 2007 consisted of 53 weeks, while fiscal 2006 consisted of 52 weeks.

(2) Gross profit for the fourth quarter ended March 3, 2007, included the pre-tax effect of a $32.5 million inventory write-down related to a strategic decision made in the fourth quarter to sell off excess inventory by the end of the first quarter of fiscal 2008. *See Note 1 of the Notes to Consolidated Financial Statements for further discussion of this charge.*

(3) Net loss for the fourth quarter ended March 3, 2007, included the pre-tax effects of a $6.8 million settlement and curtailment charge related to retirement plans and a $6.5 million impairment charge on long-lived assets. *See Note 1 and Note 10 of the Notes to Consolidated Financial Statements for further discussion of these charges.*

(4) Net loss for the fourth quarter ended February 25, 2006, included the pre-tax effect of a $4.8 million impairment charge on long-lived store-level assets. Total impairment charges for fiscal year 2006 were $5.8 million. *See Note 1 of the Notes to Consolidated Financial Statements for further discussion of this charge.*

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining a system of internal control over financial reporting designed to provide reasonable assurance that transactions are executed in accordance with management authorization and that such transactions are properly recorded and reported in the financial statements, and that records are maintained so as to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.* Management concluded that based on its assessment, Pier 1 Imports, Inc.'s internal control over financial reporting was effective as of March 3, 2007. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of March 3, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in this Annual Report on Form 10-K.

During the second quarter of fiscal 2007, the Company implemented a new general ledger accounting system. The Company followed an information systems implementation process that required significant pre-implementation planning, design and testing, and post-implementation monitoring. Based on this process and the Company's observations, the Company does not believe that the implementation of this system had a material effect on the internal control over financial reporting for the second quarter and that it is not likely to materially affect the internal control over financial reporting for future quarters. There has been no other change in the Company's internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

/s/ Alexander W. Smith

Alexander W. Smith
President and
Chief Executive Officer

/s/ Charles H. Turner

Charles H. Turner
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Pier 1 Imports, Inc.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that Pier 1 Imports, Inc. maintained effective internal control over financial reporting as of March 3, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Pier 1 Imports, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Pier 1 Imports, Inc. maintained effective internal control over financial reporting as of March 3, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Pier 1 Imports, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 3, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pier 1 Imports, Inc. as of March 3, 2007 and February 25, 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 3, 2007 and our report dated May 8, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Fort Worth, Texas
May 8, 2007

Item 9B. *Other Information.*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

Directors of the Company

Information regarding directors of the Company required by this Item is incorporated by reference to the section entitled "Election of Directors — Nominees for Directors" set forth in the Company's Proxy Statement for its 2007 Annual Meeting of Shareholders.

The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this Item is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" set forth in the Company's Proxy Statement for its 2007 Annual Meeting of Shareholders.

Information regarding the Company's audit committee financial experts and code of ethics and business conduct required by this item is incorporated by reference to the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership" set forth in the Company's Proxy Statement for its 2007 Annual Meeting of Shareholders.

No director or nominee for director of the Company has any family relationship with any other director or nominee or with any executive officer of the Company.

Executive Officers of the Company

ALEXANDER W. SMITH, age 54, has served as President and Chief Executive Officer since February 19, 2007. From March 2004 to February 18, 2007, Mr. Smith served as the Senior Executive Vice President, Group President of The TJX Companies, Inc. From 2001 to March 2004, Mr. Smith served as Executive Vice President, Group Executive, International of The TJX Companies, Inc.

CHARLES H. TURNER, age 50, has served as Executive Vice President since April 2002 and has served as Chief Financial Officer of the Company since August 1999. He served as Senior Vice President of Finance of the Company from August 1999 to April 2002. He served as Senior Vice President of Stores of the Company from August 1994 to August 1999, and served as Controller and Principal Accounting Officer of the Company from January 1992 to August 1994.

GREGORY S. HUMENESKY, age 55, has served as Executive Vice President of Human Resources of the Company since February 2005. Prior to joining the Company, he served as Senior Vice President of Human Resources at Zale Corporation from April 1996 to February 2005.

JAY R. JACOBS, age 52, has served as Executive Vice President of Merchandising of the Company since April 2002. He served as Senior Vice President of Merchandising of the Company from May 1995 to April 2002. He served as Vice President of Divisional Merchandising of Pier 1 Imports (U.S.), Inc. from May 1993 to May 1995, and served as Director of Divisional Merchandising of Pier 1 Imports (U.S.), Inc. from July 1991 to May 1993.

PHIL E. SCHNEIDER, age 55, has served as Executive Vice President of Marketing of the Company since April 2002. He served as Senior Vice President of Marketing of the Company from May 1993 to April 2002, and served as Vice President of Advertising of Pier 1 Imports (U.S.), Inc. from January 1988 to May 1993.

DAVID A. WALKER, age 56, has served as Executive Vice President of Planning and Allocations of the Company since March 2007. He served as Executive Vice President of Logistics and Allocations/Stores of the Company from December 2006 to March 2007. He served as Executive Vice President of Logistics and

Allocations of the Company from April 2002 to December 2006. He served as Senior Vice President of Logistics and Allocations of the Company from September 1999 to April 2002. He served as Vice President of Planning and Allocations of Pier 1 Imports (U.S.), Inc. from January 1994 to September 1999, and served as Director of Merchandise Services of Pier 1 Imports (U.S.), Inc. from October 1989 to January 1994.

MICHAEL A. CARTER, age 48, has served as Senior Vice President, General Counsel and Secretary of the Company since December 2005. He served as Vice President — Legal Affairs of Pier 1 Imports, (U.S.), Inc. from April 1999 to December 2005. He served as Corporate Counsel of Pier 1 Imports (U.S.), Inc. from March 1990 until April 1999. He served as Assistant Secretary of the Company from April 1991 until December 2005.

The officers of the Company are appointed by the Board of Directors, hold office until their successors are elected and qualified and/or until their earlier death, resignation or removal.

None of the above executive officers has any family relationship with any other of such officers or with any director of the Company. None of such officers was selected pursuant to any arrangement or understanding between him and any other person.

Item 11. *Executive Compensation.*

The information required by this Item is incorporated herein by reference to the section entitled "Executive Compensation" and the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership — Non-Employee Director Compensation for the Fiscal Year Ended March 3, 2007" set forth in the Company's Proxy Statement for its 2007 Annual Meeting of Shareholders.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item is incorporated by reference to the section entitled "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership — Security Ownership of Management", "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership — Security Ownership of Certain Beneficial Owners" and the table entitled "Executive Compensation — Outstanding Equity Awards Table for the Fiscal Year Ended March 3, 2007" set forth in the Company's Proxy Statement for its 2007 Annual Meeting of Shareholders.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this Item is incorporated by reference to the section entitled "Compensation Committee Interlocks and Insider Participation; Certain Related Party Transactions" and "Matters Relating to Corporate Governance, Board Structure, Director Compensation and Stock Ownership — Director Independence" set forth in the Company's Proxy Statement for its 2007 Annual Meeting of Shareholders.

Item 14. *Principal Accounting Fees and Services.*

Information required by this Item is incorporated by reference to the sections under "Audit Committee Report" entitled "Independent Auditor Fees" and "Pre-approval of Nonaudit Fees" set forth in the Company's Proxy Statement for its 2007 Annual Meeting of Shareholders.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules.***

(a) List of consolidated financial statements, schedules and exhibits filed as part of this report.

1. *Financial Statements*

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the Years Ended March 3, 2007, February 25, 2006 and February 26, 2005

Consolidated Balance Sheets at March 3, 2007 and February 25, 2006

Consolidated Statements of Cash Flows for the Years Ended March 3, 2007, February 25, 2006 and February 26, 2005

Consolidated Statements of Shareholders' Equity for the Years Ended March 3, 2007, February 25, 2006 and February 26, 2005

Notes to Consolidated Financial Statements

2. *Financial Statement Schedules*

Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein either is not material or is included in the financial statements or notes thereto.

3. *Exhibits*

See Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIER 1 IMPORTS, INC.

Date: May 15, 2007

By: /s/ Alexander W. Smith
Alexander W. Smith, President
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Tom M. Thomas Tom M. Thomas	Chairman of the Board	May 15, 2007
/s/ Alexander W. Smith Alexander W. Smith	Director, President and Chief Executive Officer	May 15, 2007
/s/ Charles H. Turner Charles H. Turner	Executive Vice President and Chief Financial Officer	May 15, 2007
/s/ Susan E. Barley Susan E. Barley	Principal Accounting Officer	May 15, 2007
/s/ John H. Burgoyne John H. Burgoyne	Director	May 15, 2007
/s/ Dr. Michael R. Ferrari Dr. Michael R. Ferrari	Director	May 15, 2007
/s/ James M. Hoak, Jr. James M. Hoak, Jr.	Director	May 15, 2007
/s/ Karen W. Katz Karen W. Katz	Director	May 15, 2007
/s/ Terry E. London Terry E. London	Director	May 15, 2007

EXHIBIT INDEX

Exhibit No.	Description
3(i)	Certificate of Incorporation and Amendments thereto, incorporated herein by reference to Exhibit 3(i) to Registrant's Form 10-Q for the quarter ended May 30, 1998.
3(ii)	Bylaws of the Company as amended to date, incorporated herein by reference to Exhibit 3(ii) to Registrant's Form 10-K for the year ended February 26, 2005.
4.1	Indenture dated February 14, 2006 and Form of 6.375% Convertible Senior Notes due 2036, among Pier 1 Imports, Inc., the Subsidiary Guarantors parties thereto and JPMorgan Chase Bank, National Association, incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K filed February 16, 2006.
4.1.2	Registration Rights Agreement dated February 14, 2006, among Pier 1 Imports, Inc., the Guarantors parties thereto and the Initial Purchaser named therein, incorporated herein by reference to Exhibit 4.3 to the Company's Form 8-K filed February 16, 2006.
10.1*	Form of Indemnity Agreement between the Company and the directors and executive officers of the Company dated December 4, 2003, incorporated herein by reference to the Company's Form 10-K for the year ended February 28, 2004.
10.2*	The Company's Supplemental Executive Retirement Plan, as restated January 1, 2005, incorporated herein by reference to Exhibit 10.4 to the Company's Form 8-K filed October 12, 2006.
10.3*	The Company's Supplemental Retirement Plan, as restated January 1, 2005, incorporated herein by reference to Exhibit 10.5 to the Company's Form 8-K filed October 12, 2006.
10.3.1*	Amendment No. 1 to the Company's Supplemental Retirement Plan, as restated January 1, 2005, incorporated herein by reference to Exhibit 10.6 to the Company's Form 8-K filed October 12, 2006.
10.4.1*	The Company's Management Restricted Stock Plan, as amended and restated effective June 30, 2005, incorporated herein by reference to Exhibit 10.5.1 to the Company's Form 10-Q for the quarter ended May 28, 2005.
10.4.2*	Form of Restricted Stock Agreement, incorporated herein by reference to the Company's Form 10-Q for the quarter ended May 28, 2005.
10.5.1*	The Company's 1989 Employee Stock Option Plan, amended and restated as of June 27, 1996, incorporated herein by reference to the Company's Form 10-K for the year ended February 26, 2005.
10.5.2*	Amendment No. 1 to the Company's 1989 Employee Stock Option Plan, incorporated herein by reference to the Company's Form 10-K for the year ended February 26, 2005.
10.6*	The Company's 1989 Non-Employee Director Stock Option Plan, as amended effective June 28, 1989, incorporated herein by reference to Exhibit 10(r) to the Company's Form 10-K for the fiscal year ended March 3, 1990.
10.7*	Form of Post-Employment Consulting Agreement between the Company and its executive officers, incorporated herein by reference to Exhibit 10(r) to the Company's Form 10-K for the fiscal year ended February 29, 1992.
10.8*	Pier 1 Executive Health Expense Reimbursement Plan.
10.9.1	Pooling and Servicing Agreement, dated February 12, 1997, among Pier 1 Imports (U.S.), Inc., Pier 1 Funding, Inc. and Texas Commerce Bank National Association, as Trustee, incorporated herein by reference to Exhibit 10.13 to the Company's Form 10-K for the fiscal year ended March 1, 1997.
10.9.2	Amendments Nos. 1, 2 and 3 to the Pooling and Servicing Agreement, incorporated herein by reference to Exhibit 10.13.2 to the Company's Form 10-K for the fiscal year ended February 28, 1998.
10.9.3	Amendment No. 4 to the Pooling and Servicing Agreement, incorporated herein by reference to Exhibit 10.11.3 to the Company's Form 10-K for the fiscal year ended March 3, 2001.
10.9.4	Amendment No. 5 to the Pooling and Servicing Agreement dated as of February 12, 1997 by and among Pier 1 Funding, L.L.C., Pier 1 Imports (U.S.), Inc., as servicer, and Wells Fargo Bank Minnesota, National Association as trustee, incorporated herein by reference to Exhibit 10.11.4 to the Company's Form 10-Q for the quarter ended September 1, 2001.

Exhibit No.	Description
10.10*	Senior Management Bonus Plan restated as amended April 5, 2002, incorporated herein by reference to Appendix B, page B-1, of the Company's Proxy Statement for the fiscal year ended March 2, 2002.
10.11*	The Company's 1999 Stock Plan, as amended and restated December 31, 2004, incorporated herein by reference to Exhibit 10.3 to the Company's 8-K filed October 12, 2006.
10.12*	Forms of Director and Employee Stock Option Agreements, incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended August 28, 1999.
10.13.1	Certificate Purchase Agreement among Pier 1 Funding, L.L.C., Pier 1 Imports (U.S.), Inc., the purchasers named therein and Morgan Guaranty Trust Company of New York, as administrative agent, incorporated herein by reference to Exhibit 10.17 to the Company's Form 10-Q for the quarter ended September 1, 2001.
10.13.2	Amendment Nos. 1, 2, 3 and 4 to the Certificate Purchase Agreement, incorporated herein by reference to Exhibit 10.14.2 to the Company's Form 10-K for the fiscal year ended February 25, 2006.
10.13.3	Fifth Amendment Agreement (Purchase Agreement) dated as of September 7, 2005 by and among Pier 1 Funding, L.L.C., Pier 1 Imports (U.S.), Inc., the Class A Purchasers and J.P. Morgan Chase Bank, N.A., as agent, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed September 9, 2005.
10.13.4	Sixth Amendment Agreement (Purchase Agreement) dated as of September 19, 2005, by and among Pier 1 Funding, L.L.C., Pier 1 Imports (U.S.), Inc., the Class A Purchasers and J.P. Morgan Chase Bank, N.A., as agent, incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q for the quarter ended August 27, 2005.
10.14	Repurchase Agreements relating to the cancellation of Series 1997-1 Class A Certificates, incorporated herein by reference to Exhibit 10.18 to the Company's Form 10-Q for the quarter ended September 1, 2001.
10.15*	The Company's Stock Purchase Plan, as amended June 25, 2004, incorporated herein by reference to Appendix C, page C-1, of the Company's Proxy Statement for the fiscal year ended February 28, 2004.
10.16*	Employment Agreement between Pier 1 Imports, Inc. and Gregory S. Humenesky, dated February 28, 2005, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed March 3, 2005.
10.17.1	Series 2001-1 Supplement, dated as of September 4, 2001, as amended September 3, 2002, June 17, 2003, August 31, 2004, and February 22, 2005, by and among Pier 1 Funding, L.L.C., Pier 1 Imports (U.S.), Inc., and Wells Fargo Bank Minnesota, National Association as trustee, incorporated herein by reference to Exhibit 10.18.1 to the Company's Form 10-K for the fiscal year ended February 25, 2006.
10.17.2	Fifth Amendment Agreement (Supplement) dated as of September 7, 2005, by and among Pier 1 Funding, L.L.C., Pier 1 Imports (U.S.), Inc., and Wells Fargo Bank, Minnesota, National Association, as trustee, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed September 9, 2005.
10.17.3	Sixth Amendment Agreement (Supplement) dated as of September 19, 2005, by and among Pier 1 Funding, L.L.C., Pier 1 Imports (U.S.), Inc., and Wells Fargo Bank, Minnesota, National Association, as trustee, incorporated herein by reference to Exhibit 10.4 to the Company's Form 10-Q for the quarter ended August 27, 2005.
10.17.4	Seventh Amendment Agreement dated as of February 6, 2006, by and among Pier 1 Funding, L.L.C., Pier 1 Imports (U.S.), Inc. and Wells Fargo Bank, National Association, as trustee, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed February 7, 2006.
10.17.5	Consent to Extension, effective as of March 9, 2006, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed March 15, 2006.
10.17.6	Eighth Amendment Agreement dated as of March 13, 2006, by and among Pier 1 Funding, L.L.C., Pier 1 Imports (U.S.), Inc. and Wells Fargo Bank, National Association, as trustee, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed March 15, 2006.

Exhibit No.	Description
10.18	Secured Credit Agreement, dated November 22, 2005, among the Company, certain of its subsidiaries, Bank of America, N.A., Wells Fargo Retail Finance, LLC, Wachovia Bank, National Association, HSBC Bank USA, N.A., JPMorgan Chase Bank, N.A., and others, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed November 23, 2005.
10.19	Pier 1 Umbrella Trust, dated December 21, 2005, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed December 21, 2005.
10.20	Agreement for the Sale and Purchase of the Entire Issued Share Capital of The Pier Retail Group Limited dated March 20, 2006, by and among PIR Trading, Inc., Pier 1 Imports (U.S.), Inc., Palli Limited and Lagerinn ehf., incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed March 24, 2006.
10.21.1*	Pier 1 Imports, Inc. 2006 Stock Incentive Plan, incorporated herein by reference to Appendix A, page A-1, of the Company's Proxy Statement for the fiscal year ended February 25, 2006, filed May 15, 2006.
10.21.2*	Form of Non-Qualified Stock Option Agreement — Non-Employee Director, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed June 23, 2006.
10.21.3*	Form of Non-Qualified Stock Option Agreement — Employee Participant, incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed June 23, 2006.
10.21.4*	Form of Restricted Stock Award Agreement (Time Vesting), incorporated herein by reference to Exhibit 10.4 to the Company's Form 8-K filed June 23, 2006.
10.21.5*	Form of Restricted Stock Award Agreement (Performance Vesting), incorporated herein by reference to Exhibit 10.5 to the Company's Form 8-K filed June 23, 2006.
10.21.6*	First Amendment to the Pier 1 Imports, Inc. 2006 Stock Incentive Plan, incorporated herein by reference to the Company's Form 10-Q for the quarter ended August 26, 2006.
10.21.7*	Second Amendment to the Pier 1 Imports, Inc. 2006 Stock Incentive Plan.
10.22.1*	Non-Employee Director Compensation Plan, incorporated herein by reference to the Company's Form 10-Q for the quarter ended August 26, 2006.
10.22.2*	Non-Employee Director Compensation Plan, as amended March 4, 2007.
10.23*	Benefit Restoration Plan I, as amended and restated effective January 1, 2005, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed October 12, 2006.
10.24*	Benefit Restoration Plan II, as amended and restated effective January 1, 2005, incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed October 12, 2006.
10.25*	Employment Agreement by and between Alexander W. Smith and Pier 1 Imports, Inc. dated February 19, 2007, incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed January 30, 2007.
10.25.1*	Form of Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed January 30, 2007.
10.25.2*	Form of Non-Qualified Stock Option Agreement between Alexander W. Smith and Pier 1 Imports, Inc., incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed January 30, 2007.
21	Subsidiaries of the Company.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of the Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).
31.2	Certification of the Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a)/15d-14(a).
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management Contracts and Compensatory Plans

Notice of Annual Meeting of Shareholders

Proxy Statement

Pier 1 imports®

2007 Annual Report

PIER 1 IMPORTS, INC.

100 Pier 1 Place
Fort Worth, Texas 76102

May 24, 2007

Dear Shareholder:

The board of directors and management cordially invite you to attend Pier 1's annual meeting of shareholders to be held at 10:00 a.m., local time, on Thursday, June 28, 2007, at Pier 1's corporate headquarters, Mezzanine Level, Conference Room C, 100 Pier 1 Place, Fort Worth, Texas. The formal notice of the annual meeting of shareholders and proxy statement are attached. Please read them carefully. We are pleased to offer a live webcast of the annual meeting at www.pier1.com by linking through the "Investor Relations" page and then the "Events" page.

It is important that your shares be voted at the meeting in accordance with your preference. If you do not plan to attend, you may vote your proxy by telephone, Internet or mail. A toll-free telephone number and web site address are included on your proxy card. If you choose to vote by mail, please complete the proxy card located in the envelope's address window by indicating your vote on the issues presented and sign, date and return the proxy card in the prepaid envelope provided. If you are able to attend the meeting and wish to vote in person, you may withdraw your proxy at that time.

Sincerely,

Alexander W. Smith
President and Chief Executive Officer

Tom M. Thomas
Chairman of the Board

PIER 1 IMPORTS, INC.

100 Pier 1 Place
Fort Worth, Texas 76102

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held June 28, 2007

Pier 1's annual meeting of shareholders will be held on Thursday, June 28, 2007, at 10:00 a.m., local time, at Pier 1's corporate headquarters, Mezzanine Level, Conference Room C, 100 Pier 1 Place, Fort Worth, Texas for the following purposes:

(1) to elect eight directors to hold office until the next annual meeting of shareholders;

(2) to vote on a shareholder proposal, if properly presented at the meeting; and

(3) to transact any other business as may properly come before the annual meeting or any adjournment.

Only shareholders of record at the close of business on April 30, 2007 will be entitled to vote at the annual meeting. A complete list of shareholders entitled to vote will be available for examination at Pier 1's offices at 100 Pier 1 Place, Fort Worth, Texas by any shareholder during ordinary business hours for a period of ten days prior to the date of the annual meeting.

To ensure that your vote will be counted, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed prepaid envelope, whether or not you plan to attend the annual meeting. Also, the enclosed proxy card contains instructions on voting by telephone or by Internet instead of executing and returning the proxy card. You may revoke your proxy in the manner described in the accompanying proxy statement at any time before it has been voted at the annual meeting.

By Order of the Board of Directors,

Michael A. Carter
Senior Vice President and General Counsel,
Corporate Secretary

May 24, 2007
Fort Worth, Texas

PLEASE PROMPTLY SUBMIT YOUR PROXY BY MAIL, TELEPHONE OR INTERNET WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE ANNUAL MEETING.

PIER 1 IMPORTS, INC.

100 Pier 1 Place
Fort Worth, Texas 76102

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS

To Be Held June 28, 2007

The board of directors of Pier 1 Imports, Inc. is soliciting proxies for the 2007 annual meeting of shareholders. You are receiving this proxy statement because you own shares of Pier 1 common stock that entitle you to vote at the meeting. By use of a proxy, you can vote on the matters to be decided at the meeting without actually attending the meeting in person. Simply complete, sign, date and return the enclosed proxy card in the envelope provided, and your shares will be voted at the meeting in accordance with your instructions. If you sign and return your proxy card with no instructions with respect to a matter to be voted on, your shares will be voted in accordance with the recommendation of the board of directors contained in this proxy statement. The proxy card also contains instructions on voting by telephone or by Internet instead of signing and returning the proxy card. Submitting your proxy by any of these methods will not affect your right to attend the meeting and vote in person.

If you submit your proxy but later decide to change or revoke the instructions you provided, you may do so at any time before the proxies are voted at the meeting by notifying Pier 1's corporate secretary in writing at 100 Pier 1 Place, Fort Worth, Texas 76102 that you wish to revoke your proxy, by delivering a subsequent proxy relating to the same shares, or by attending the annual meeting and voting in person. Please note, however, that attendance at the annual meeting will not, in and of itself, result in your proxy being revoked.

Pier 1 will begin sending this proxy statement and the enclosed proxy card to its shareholders on May 24, 2007.

MATTERS RELATING TO CORPORATE GOVERNANCE, BOARD STRUCTURE, DIRECTOR COMPENSATION AND STOCK OWNERSHIP

Corporate Governance

The board of directors believes that good corporate governance is a prerequisite to achieving business success. Pier 1's board of directors has adopted formal written corporate governance guidelines, policies and procedures designed to strengthen Pier 1's corporate governance. The board has amended those guidelines, policies and procedures on several occasions. Among other things, the guidelines contain standards for determining whether a director is independent, a code of business conduct and ethics applicable to all of Pier 1's directors, officers and employees, and charters for each of the board's committees. The nominating and corporate governance committee is responsible for overseeing and reviewing the guidelines at least annually, and recommending any proposed changes to the full board for its approval. The Pier 1 Imports, Inc. Corporate Governance Guidelines, Code of Business Conduct and Ethics and charters for the audit, compensation, and nominating and corporate governance committees are available on Pier 1's web site at www.pier1.com under the heading Investor Relations — Corporate Governance and are available in print to any shareholder who requests a copy.

Director Independence

It is Pier 1's policy that the board of directors will at all times consist of a majority of independent directors. In addition, all members of the audit committee, compensation committee, and nominating and corporate governance committee must be independent. To be considered independent, a director must satisfy both the subjective and objective independence requirements established by the New York Stock Exchange ("NYSE"). In assessing independence under the subjective test, the board took into account the standards in the objective tests, and reviewed and discussed additional information provided by the directors and Pier 1 with regard to each director's business and personal activities as they may relate to Pier 1 and Pier 1's management. Based on the foregoing, as required by NYSE rules, the board made a subjective determination as to each independent director that no relationships exist with Pier 1 which, in the opinion of the board, is material. The board has not established categorical standards or guidelines to make these subjective determinations. The board will consider and apply all relevant facts and circumstances relating to a director in determining whether that director is independent.

Based on the NYSE independence requirements, the board has determined that six of the seven current members of the board of directors are independent. They are directors Hoak, Thomas, Burgoyne, Ferrari, Katz and London. Pier 1's president and chief executive officer Alexander W. Smith is the seventh member of the current board. On March 21, 2007, Mr. Hoak announced his decision not to stand for re-election. Based on the NYSE independence requirements, the board has determined that director nominees Robert B. Holland, III and Cece Smith, who are described below under the caption Nominees for Directors, are independent. Independence for both the current non-employee directors and the director nominees was considered under both the subjective and objective requirements of the NYSE. In other words, none of the current non-employee directors or director nominees were disqualified from independent status under the objective standard, and under the subjective standard each non-employee director and director nominee was determined to not have a material relationship with Pier 1.

In considering the independence of Mr. Holland, the board considered all the relevant facts and circumstances, including Mr. Holland's adult son's employment in the external audit area of an accounting firm previously retained by Pier 1 to provide support and assistance to Pier 1's internal audit group. Mr. Holland's adult son is not a partner with the firm, does not work in the internal audit area of the firm, and did not perform any work on Pier 1 matters. Based upon these and the other relevant facts and circumstances considered, the board determined that Mr. Holland does not have a material relationship with Pier 1 and meets the objective NYSE requirements.

In considering the independence of Mr. Thomas, the board considered all the relevant facts and circumstances, including Mr. Thomas' position as a shareholder of the Winstead PC law firm which performs

legal services for Pier 1. Among the relevant facts and circumstances considered were: Mr. Thomas performs no legal services for Pier 1; Mr. Thomas is paid a predetermined salary pursuant to an employment agreement with this law firm, and his compensation from this law firm is in no way determined by or contingent upon the amount of legal fees Pier 1 pays to this firm; Mr. Thomas joined this law firm in August 2005; Mr. Thomas is not an executive officer of this law firm and beneficially owns substantially less than a 10% equity interest in this law firm; and the fees paid by Pier 1 to this law firm during the law firm's last fiscal year and prior fiscal year were substantially less than 2% of the law firm's gross revenues for each such fiscal year. Based upon these and the other relevant facts and circumstances considered, the board determined that the relationship between Pier 1 and the law firm of which Mr. Thomas is a shareholder is not a material relationship with Pier 1 as contemplated by the NYSE director independence rules, meets the objective NYSE requirements, and that Mr. Thomas continues to be an independent director under those rules.

Meetings of Independent Directors without Management Present

The independent directors of Pier 1 met without management present four times during the last fiscal year. The chairman of the executive committee presides over these meetings.

Procedures for Communicating with Directors

The board of directors has established a process by which shareholders and other interested parties can send communications to board members. Shareholders and other interested parties can send written communications to one or more members of Pier 1's board, addressed to:

[Name of Board Member], Board of Directors
Pier 1 Imports, Inc.
c/o Corporate Secretary
100 Pier 1 Place
Fort Worth, Texas 76102

In addition, shareholders and other interested parties may communicate with the chairman of the audit committee, compensation committee, executive committee, and nominating and corporate governance committee by sending an email to auditchair@pier1.com, compchair@pier1.com, executivechair@pier1.com, or corpgovchair@pier1.com, respectively, as well as the independent directors as a group by sending an email to independentdirectors@pier1.com.

Communications are distributed to the board or to the individual director or directors, as appropriate, depending on the subject matter and facts and circumstances outlined in the communication. Communications that are not related to the duties and responsibilities of the board or committee will not be distributed, including spam, junkmail and mass mailings, product complaints, product inquiries, new product suggestions, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements. In addition, Pier 1 will not distribute unsuitable material to its directors, including material that is unduly hostile, threatening or illegal, although any communication that is filtered out is available to any independent director upon request.

Director Nomination Process

Board Member Qualification Criteria

The board has adopted *Board Member Qualification Criteria* which set forth the attributes and qualifications considered by the nominating and corporate governance committee in evaluating nominees for director. The primary qualities and characteristics the committee looks for in nominees for director are:

- management and leadership experience;
- relevant knowledge and diversity of background and experience; and
- personal and professional ethics, integrity and professionalism.

The committee also believes that the board should be composed of individuals who have achieved a high level of distinction in business, law, education or public service and who possess one or more of the following specific qualities or skills:

- financial expertise;
- general knowledge of the retail industry;
- information technology experience;
- international business experience; and
- chief executive officer, chief financial officer or other senior management experience.

Internal Process for Identifying Candidates

Members of the nominating and corporate governance committee or other Pier 1 directors or executive officers may, from time to time, identify potential candidates for nomination to Pier 1's board. The committee typically considers candidates for nomination to Pier 1's board in early March of each year. All proposed nominees, including candidates recommended for nomination by shareholders in accordance with the procedures described below, will be evaluated in light of Pier 1's Corporate Governance Guidelines, the *Board Member Qualification Criteria* and the projected needs of the board at the time. The committee may retain a search firm to assist in identifying potential candidates for nomination to the board of directors. The search firm's responsibilities may include identifying and evaluating candidates believed to possess the qualities and characteristics set forth in the *Board Member Qualification Criteria*, as well as providing background information on potential nominees and interviewing and screening nominees if requested to do so by the committee.

Shareholder Recommendations for Directors

The nominating and corporate governance committee will consider candidates recommended by shareholders for election to Pier 1's board. A shareholder who wishes to recommend a candidate for evaluation by the committee should by certified or express mail forward the candidate's name, business or residence address, principal occupation or employment and a description of the candidate's qualifications to the Chairman of the Nominating and Corporate Governance Committee, in care of the corporate secretary, Pier 1 Imports, Inc., 100 Pier 1 Place, Fort Worth, Texas 76102. Pier 1's corporate secretary must receive the recommendation and all required information no later than 5:00 p.m., local time, on January 25, 2008.

In order for a candidate recommended by a shareholder to be considered by the committee for inclusion as a nominee for director at the 2008 annual meeting of shareholders, the candidate must meet the *Board Member Qualification Criteria* described above and must be expressly interested and willing to serve as a Pier 1 director. The committee will also consider the independence of the candidate and evaluate the candidate in light of Pier 1's Corporate Governance Guidelines described above. The corporate secretary will send properly submitted shareholder recommendations to the chairman of the committee. Individuals recommended to the committee by shareholders in accordance with these procedures will be evaluated by the committee in the same manner as individuals who are recommended through other means.

Shareholder Nominations at Annual Meeting

Pier 1's by-laws also permit a shareholder to propose a candidate at an annual meeting of shareholders who is not otherwise nominated by the board through the process described above if the shareholder complies with the advance notice, information and consent provisions contained in the by-laws. To comply with the advance notice provision of our by-laws, a shareholder who wishes to nominate a director for election at the 2008 annual meeting of shareholders must provide Pier 1 written notice no earlier than March 30, 2008 and no later than April 29, 2008. You may contact Pier 1's corporate secretary to obtain the specific information that must be provided with the advance notice.

Nominees for Election at the 2007 Annual Meeting

No shareholder complied with the advance notice provisions of our by-laws for purposes of nominating an individual for election to the board of directors at Pier 1's 2007 annual meeting of shareholders.

Board Committees

There are four standing committees of the board of directors. They are the executive committee, the nominating and corporate governance committee, the audit committee and the compensation committee. A brief description of each committee's functions follows:

Executive Committee. The executive committee directs and manages Pier 1's business and affairs in the intervals between board meetings. In doing so, the committee has all of the powers and authority of the full board in the management of Pier 1's business, except for powers or authority that may not be delegated to the committee as a matter of law or that are delegated by the board to another committee.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for considering and making recommendations to the board regarding nominees for election to the board and the membership of the various board committees. The committee is also responsible for establishing and overseeing Pier 1's corporate governance guidelines. In fulfilling its purpose, the committee established and oversees the Pier 1 Imports, Inc. Corporate Governance Guidelines described earlier in this proxy statement and the director nomination process which is set forth above.

Audit Committee. The audit committee provides assistance to the board in overseeing Pier 1's accounting, auditing, financial reporting and systems of internal controls regarding finance and accounting. As part of its duties, the audit committee is directly responsible for the appointment, compensation, retention and oversight of Pier 1's independent auditors. The committee also reviews Pier 1's quarterly and year-end financial statements. The board of directors has determined that each member of the audit committee is an audit committee financial expert, as defined by the Securities and Exchange Commission ("SEC"), and therefore has accounting or related financial management expertise and is financially literate within the meaning of NYSE listing standards.

Compensation Committee. The compensation committee oversees Pier 1's administration of base pay, short-term and long-term incentive compensation plans (including equity-based plans), perquisites, and retirement plans for Pier 1's executive officers. The committee has the authority to review and approve corporate goals and objectives relevant to executive officer compensation programs, evaluate the performance of executive officers in light of those goals and objectives, evaluate overall company performance and relative shareholder return, and make recommendations to the board of directors on the establishment and amendment of compensation programs for executive officers.

The compensation committee may, at any time, form and delegate authority to subcommittees of the compensation committee with responsibility for establishing corporate goals and objectives relevant to executive officer compensation programs and the design and administration of all elements of Pier 1's compensation program. The committee may retain and/or terminate outside compensation consulting firms to assist in the evaluation of executive officer compensation. The committee also may recommend, at least every other year, compensation for service to Pier 1 as a member of the board of directors. The committee has the authority to obtain advice and assistance from internal or external legal, accounting, and other advisors.

The compensation committee and board of directors believe that attracting, retaining and motivating Pier 1 employees, and particularly Pier 1's executive management, are essential to Pier 1's performance and enhancing shareholder value. The committee will continue to administer and develop Pier 1's compensation programs in a manner designed to achieve these objectives. The committee also believes that the total compensation opportunity provided for the executive officers must be reasonable and consistent with compensation of comparable peer group companies and in the Dallas/Fort Worth labor market.

Base pay, short-term incentive and long-term incentive compensation recommendations for the named executive officers are presented to the compensation committee at their meeting in March of each year. The presentation includes recommendations of Pier 1's chief executive officer, human resources compensation group, or both, on those elements of compensation, plus recommended plan design changes, if any, and a summary of all awards to all eligible levels of management. That presentation also, from time to time, may include survey data from a peer group of retail companies for the compensation committee's consideration. That data may include studies and recommendations from outside consultants. Generally, the compensation

committee and board approve the fiscal year compensation in March of each year with an effective date in April. Implementation of an equity grant portion of the compensation for the year occurs after board and compensation committee approval. Pier 1 management, from time to time, retains outside consultants for assistance and guidance in the formulation of new compensation programs and the modification of existing compensation programs. In fiscal 2007, Pier 1 retained Hewitt Associates LLC to provide management with market data for base pay and short-term and long-term incentive comparisons from a peer group of retail companies. Market data utilized for compensation decisions was adjusted by Hewitt to account for size differences among the comparable companies through the use of regression analysis. Hewitt research, surveys and recommendations were included in matters presented to the compensation committee.

For fiscal 2008, the compensation committee has decided that it will retain an outside consultant to assist in review and analysis of ongoing executive officer and non-employee director compensation, equity-based plans, perquisites and retirement plans. That engagement and consulting with Pier 1 will be expressly directed and overseen by the compensation committee. It is expected, however, that the outside consultant will continue to provide consulting on matters similar to prior years.

Directors Attendance at Board and Committee Meetings and at the Annual Meeting of Shareholders

In fiscal 2007, each director attended at least 75% of the total number of board meetings and meetings of the board committee or committees on which he or she served which were held during the time of their service as a director and/or committee member. There were no board meetings after February 19, 2007 through March 3, 2007 which was the end of fiscal 2007. Although Pier 1 has no formal policy on the matter, all directors are encouraged to attend Pier 1's annual meeting of shareholders. Last year, all then serving directors attended Pier 1's annual meeting of shareholders other than Mrs. Katz, who was out of the country. Committee memberships, the number of meetings of the full board and each committee, and each director's dates of service for fiscal 2007 are shown in the table below.

Name	Board of Directors	Executive Committee	Nominating and Corporate Governance Committee	Audit Committee	Compensation Committee
John H. Burgoyne					
02/26/2006 to 03/03/2007	Member				Member
Michael R. Ferrari					
02/26/2006 to 03/03/2007	Member			Member	
02/01/2007 to 03/03/2007			Chairman		
Marvin J. Girouard(1)					
02/26/2006 to 02/19/2007	Chairman	Member			
James M. Hoak, Jr.(2)					
02/26/2006 to 03/03/2007	Member	Member			
02/26/2006 to 01/31/2007			Chairman	Chairman	
02/01/2007 to 03/03/2007			Member		Chairman
Karen W. Katz					
02/26/2006 to 03/03/2007	Member				
02/26/2006 to 01/31/2007			Member		Member
02/01/2007 to 03/03/2007				Member	
Terry E. London					
02/26/2006 to 03/03/2007	Member				
02/26/2006 to 01/31/2007				Member	
02/01/2007 to 03/03/2007				Chairman	
Alexander W. Smith(3)					
02/19/2007 to 03/03/2007	Member	Member			
Tom M. Thomas					
02/26/2006 to 02/18/2007	Member				
02/19/2007 to 03/03/2007	Chairman				
02/26/2006 to 01/31/2007					Chairman
02/26/2006 to 03/03/2007		Chairman	Member		
Number of Meetings in Fiscal Year 2007	12	4	3	10	4

(1) On February 19, 2007, Mr. Girouard retired from Pier 1 as chairman of the board of directors, as president and chief executive officer, and as an employee.

(2) Mr. Hoak announced to Pier 1's nominating and corporate governance committee on March 21, 2007 his intention not to stand for re-election to the board of directors at the annual meeting of shareholders. He cited his reasons as pursuit of other business and personal matters and not because of any disagreement on any matter relating to Pier 1's operations, policies or practices.

(3) Effective February 19, 2007, Mr. Smith became an employee of Pier 1, was appointed president and chief executive officer, was elected to the board of directors and became a member of the executive committee by virtue of his position as chief executive officer of Pier 1.

Non-Employee Director Compensation for the Fiscal Year Ended March 3, 2007

Fees Paid to Directors

Directors who are Pier 1 employees do not receive any compensation for their board activities. Each director who was not a Pier 1 employee received the following cash compensation for services to the board during fiscal 2007:

- an annual fee of $33,000 payable monthly;
- $1,750 for each board meeting attended in person;
- $1,000 for each board meeting attended by telephone;
- $750 for each committee meeting attended in person; and
- $500 for each committee meeting attended by telephone.

An annual audit committee chairman and compensation committee chairman fee of $12,500 (payable monthly) was also paid during fiscal 2007. Additionally, effective February 19, 2007, Pier 1 began to pay an annual (payable monthly) non-executive chairman of board fee of $75,000. The non-executive chairman fee was $2,671.23 for the time period from February 19, 2007 through the end of fiscal 2007.

All of Pier 1's non-employee directors participate in Pier 1's Director Deferred Stock Unit Program as set forth in the Pier 1 Imports, Inc. 2006 Stock Incentive Plan and the Pier 1 Imports, Inc. 1999 Stock Plan. The program provides that directors must defer one-half, and may choose to defer up to all, of their meeting and retainer fees. Deferred fees are matched 50% by Pier 1 and the total deferred fees and matching contributions are converted into an equivalent value of deferred stock units ("DSU's"). Directors Thomas, Hoak and Katz deferred all of their cash fees last fiscal year, and directors, Burgoyne, Ferrari and London, deferred 50% of their cash fees last fiscal year. Deferred fees plus matching contributions are converted to DSU's based on the closing price of Pier 1's common stock on the first business day following the month in which the fees are earned. The DSU's are credited to an account maintained by Pier 1 for each non-employee director. Each DSU is the economic equivalent of one share of Pier 1's common stock. Each DSU is eligible to receive dividends payable in additional DSU's equal to the dividend per share of common stock divided by the closing price of Pier 1's common stock on each payable date. Pier 1 discontinued its quarterly cash dividend on October 2, 2006. The DSU's are settled on the first day of the first month following 90 days after the person ceases being a member of the board of directors, subject to additional delays required by applicable law, if any. The DSU's are settled in shares of Pier 1's common stock. The value of any fractional DSU is paid in cash based upon the closing price of Pier 1's common stock on the date of the termination of the director's service as a director.

On March 23, 2006, the board of directors granted 5,000 deferred stock units to each of Messrs. Hoak and Thomas. The DSU's were awarded in recognition of their efforts and service, in their role as members of the executive committee, in connection with the sale of The Pier Retail Group Limited, a former subsidiary of Pier 1, the convertible senior notes transaction which closed on February 14, 2006, and other strategic matters. The awards were effective on April 3, 2006, and were in lieu of fees for certain executive committee meetings.

- During fiscal 2007, each non-employee director also received an annual grant under Pier 1's 2006 Stock Incentive Plan of stock options covering 6,000 shares of common stock, which vested immediately on the date of grant. The exercise price for each option is the closing price of the common stock on the date of grant. These vested options terminate 10 years from the date of grant.

Fiscal 2007 Non-Employee Director Compensation Table

The following table sets forth a summary of the compensation with respect to the fiscal year ended March 3, 2007 for services rendered in all capacities to Pier 1 by Pier 1's non-employee directors:

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Option Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
John H. Burgoyne	$ 52,500	$13,125	$21,498	$0	$0	$0	$ 87,123
Michael R. Ferrari	$ 53,750	$13,438	$21,498	$0	$0	$0	$ 88,686
James M. Hoak, Jr.	$107,787	$53,894	$21,498	$0	$0	$0	$183,179
Karen W. Katz	$ 49,000	$24,500	$21,498	$0	$0	$0	$ 94,998
Terry E. London	$ 55,250	$13,813	$21,498	$0	$0	$0	$ 90,561
Tom M. Thomas	$107,092	$53,546	$21,498	$0	$0	$0	$182,136

(1) This column represents the amount of cash compensation earned in fiscal 2007 for board and committee service. As described in footnote 2 below, either 50% or 100% of this cash compensation was deferred.

(2) This column represents the dollar value of Pier 1's 50% match on fees deferred by each director. This amount was converted to DSU's as shown in the table below. The dollar amount recognized for fiscal 2007 financial statement reporting purposes was the grant date fair value of such DSU's granted in fiscal 2007 in accordance with SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). The number of DSU's is calculated using the closing price of Pier 1's common stock on the first business day following the month the fees were earned, which price approximates the fair value of the units. There were no forfeitures during fiscal 2007. The differences in amounts shown among board members are the amount of fees deferred into DSU's given each director's elected deferral percentage shown below.

The following table shows fiscal 2007 DSU's for each non-employee director given their fees, deferral percentage, Pier 1 match and dividends paid by Pier 1:

Name	Total Fiscal Year 2007 Fees Earned ($)	Deferral %	Fiscal Year 2007 Fees Deferred($)	DSU's Converted from Deferred Fees (#)	DSU's Converted from 50% Company Match (#)	Dividends Deferred During Fiscal Year 2007 ($)	DSU's Converted from Deferred Dividends (#)	Aggregate DSU's Owned at Fiscal 2007 Year End (#)
John H. Burgoyne	$ 52,500	50%	$ 26,250	3,556	1,778	$ 7,287	1,053	41,324
Michael R. Ferrari	$ 53,750	50%	$ 26,875	3,635	1,818	$ 6,908	999	39,455
James M. Hoak, Jr.	$107,787	100%	$107,787	12,950	6,475	$10,098	1,463	62,703
Karen W. Katz	$ 49,000	100%	$ 49,000	6,640	3,320	$ 4,478	650	30,464
Terry E. London	$ 55,250	50%	$ 27,625	3,747	1,874	$ 1,422	208	11,568
Tom M. Thomas	$107,092	100%	$107,092	12,871	6,436	$ 9,710	1,407	60,694

The following table shows the Pier 1 common stock closing price by month used to convert deferred director fees plus Pier 1's match and dividend payments to DSU's. This closing price also represents the grant date fair value per share of each award in accordance with SFAS 123R.

Month in which Fees were Earned	Closing Price of Pier 1's Stock on First Business Day following the Month in which Fees were Earned or Closing Price on Date of Dividend
March 2006	$11.11
April 2006	$11.33
May 2006	$8.30 (dividend) and $8.95 (fees)
June 2006	$7.02
July 2006	$6.44
August 2006	$5.97 (dividend) and $6.45 (fees)
September 2006	$7.74
October 2006	$6.51
November 2006	$6.86
December 2006	$6.04
January 2007	$6.80
February 2007	$6.76

(3) This column represents the dollar amount recognized for fiscal 2007 financial statement reporting purposes of the fair market value of stock options granted to the directors. For a discussion of the assumptions used for valuing these options in accordance with SFAS 123R, refer to note #11 to the Pier 1 Imports, Inc. consolidated financial statements in Pier 1's Annual Report on Form 10-K for the fiscal year ended March 3, 2007 (the "2007 Form 10-K"). Each director was granted an option of 6,000 shares on June 23, 2006. The grant date fair value of the 6,000 shares awarded to each director was valued in accordance with SFAS 123R at $3.5831 per share. Director options are immediately expensed upon grant. There were no forfeitures during fiscal 2007.

Stock options outstanding for each non-employee director on March 3, 2007 are shown below:

Name	Grant Date	Expiration Date	Exercise Price	Aggregate Number of Outstanding Stock Options (Exercisable)
John H. Burgoyne	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
	06/29/2001	06/29/2011	$11.5000	6,000
	06/23/2000	06/23/2010	$ 9.3125	6,000
	06/25/1999	06/25/2009	$10.8750	11,000
Total				53,000
Michael R. Ferrari	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
	06/29/2001	06/29/2011	$11.5000	6,000
	06/23/2000	06/23/2010	$ 9.3125	6,000
	06/25/1999	06/25/2009	$10.8750	11,000
Total				53,000
James M. Hoak, Jr.	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
	06/29/2001	06/29/2011	$11.5000	6,000
	06/23/2000	06/23/2010	$ 9.3125	6,000
	06/25/1999	06/25/2009	$10.8750	6,000
	06/26/1998	06/26/2008	$15.4167	6,750
	06/26/1997	06/26/2007	$11.6945	6,750
Total				61,500
Karen W. Katz	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
	06/29/2001	06/29/2011	$11.5000	6,000
	06/28/2001	06/28/2011	$11.1100	5,000
Total				41,000

Name	Grant Date	Expiration Date	Exercise Price	Aggregate Number of Outstanding Stock Options (Exercisable)
Terry E. London	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/28/2004	06/28/2014	$17.2500	6,000
	09/25/2003	09/25/2013	$19.4000	5,000
Total				23,000
Tom M. Thomas	06/23/2006	06/23/2016	$ 7.5500	6,000
	07/01/2005	07/01/2015	$14.2500	6,000
	06/27/2003	06/27/2013	$20.3500	6,000
	06/28/2002	06/28/2012	$21.0000	6,000
Total				24,000

Effective March 4, 2007, the board amended and restated Pier 1's non-employee director compensation plan. Pursuant to the amended and restated plan, each non-employee director will receive an annual cash retainer of $150,000. In addition, the audit committee chairman and compensation committee chairman will each receive an annual retainer of $25,000; the nominating and corporate governance committee chairman will receive an annual retainer of $10,000; and the non-executive chairman of the board will receive an annual retainer of $75,000 (effective February 19, 2007). The annual retainers are payable monthly. Under the amended and restated plan, non-employee directors will no longer receive stock option grants or meeting fees. Each non-employee director will continue to participate in Pier 1's Director Deferred Stock Unit Program described above. Pursuant to the amended and restated plan, each non-employee director, effective January 1, 2008, will be permitted to defer all or any portion of his or her director, committee chairman and chairman annual retainers into an equivalent value of DSU's. Also, pursuant to the amended and restated plan, deferrals of the director annual retainer, but not the committee chairman or chairman annual retainers, will receive a 25% Pier 1 match on the deferred amount.

Security Ownership of Management

The following table indicates the ownership of Pier 1's common stock by each director and nominee, each executive officer named in the Summary Compensation Table below, and all directors and executive officers as a group, as of April 30, 2007:

Name	Shares Beneficially Owned(1)	Percent of Class
John H. Burgoyne	57,437	*
Michael R. Ferrari	55,900	*
Marvin J. Girouard	3,343,302	3.69%
Robert B. Holland, III	0	*
James M. Hoak, Jr.	170,939	*
Jay R. Jacobs	507,095	*
Karen W. Katz	41,000	*
Terry E. London	23,000	*
Phil E. Schneider	681,614	*
Alexander W. Smith	0	*
Cece Smith	0	*
Tom M. Thomas	24,000	*
Charles H. Turner	598,560	*
David A. Walker	582,450	*
E. Mitchell Weatherly	662,949	*
All directors and executive officers as a group	6,918,644	7.38%

* Represents less than 1% of the outstanding shares of the class.

(1) The table includes shares acquired through and held by the Pier 1 Imports, Inc. Stock Purchase Plan as of April 30, 2007 for Mr. Jacobs (7,279 shares), Mr. Schneider (3,264 shares), Mr. Turner (7,264 shares), and Mr. Walker (1,640 shares). The table also includes shares issuable within 60 days of April 30, 2007 to Mr. Burgoyne (53,000 shares), Mr. Ferrari (53,000 shares), Mr. Girouard (2,380,000 shares), Mr. Hoak (61,500 shares), Mr. Jacobs (440,000 shares), Mrs. Katz (41,000 shares), Mr. London (23,000 shares), Mr. Schneider (588,500 shares), Mr. Thomas (24,000 shares), Mr. Turner (519,500 shares), Mr. Walker (508,800 shares), Mr. Weatherly (662,000 shares) and to all directors and executive officers as a group (5,449,300 shares) upon the exercise of stock options granted pursuant to Pier 1's stock option plans. The table also includes shares issuable to Mr. Girouard (79,713 shares) on June 1, 2007 pursuant to Mr. Girouard's Deferred Compensation Agreement dated June 26, 1997.

Security Ownership of Certain Beneficial Owners

The following table indicates the ownership by each person who is known by Pier 1 as of April 30, 2007 to own beneficially 5% or more of Pier 1's common stock:

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class
Jakup a Dul Jacobsen Sundaborg 7 Reykjavik, Iceland	8,594,200(1)	9.8%
Franklin Resources, Inc. One Franklin Parkway San Mateo, California 94403	7,754,110(2)	8.8%
Royce & Associates, LLC 1414 Avenue of the Americas New York, New York 10019	6,875,500(3)	7.8%
Satellite Asset Management, L.P. 623 Fifth Avenue, 19th Floor New York, New York 10022	5,628,200(4)	6.4%
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	4,798,600(5)	5.5%
Elliott Associates, L.P. 712 Fifth Avenue, 36th Floor New York, New York 10019	4,835,180(6)	5.5%
SCSF Equities, LLC 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486	4,473,459(7)	5.1%

(1) This information was obtained from a Schedule 13D (Amendment No. 2) filed with the Securities and Exchange Commission on September 21, 2006 by Jakup a Dul Jacobsen, Lagerinn ehf and Kaupthing Bank hf. as beneficial owners of the shares listed. The filing indicates that Jakup a Dul Jacobsen and Lagerinn ehf have shared voting power and shared dispositive power over all the shares listed and Kaupthing Bank has shared voting power and shared dispositive power over 4,251,800 of the shares listed.

(2) This information was obtained from a Schedule 13G (Amendment No. 1) filed with the Securities and Exchange Commission on February 6, 2007 by Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson, Jr. as beneficial owners of the shares listed. The filing indicates that Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson, Jr. have no sole or shared voting power and no sole or shared dispositive power over any of the shares listed. However, certain subsidiaries of Franklin Resources, Inc. beneficially own all of the shares listed and have the following voting and dispositive power: Franklin Templeton Investments Corp. has sole voting power and sole dispositive power over 3,540,250 of the shares listed; Templeton Investment Counsel, LLC has sole voting power and sole dispositive power over 2,102,070 of the shares listed; Franklin Advisory Services, LLC has sole voting power over 1,555,500 of the shares listed and sole dispositive power over 1,567,500 of the shares listed; Franklin Templeton Investment Management Limited has sole voting power and sole dispositive power over 518,130 of the shares listed; and Franklin Templeton Investments Australia Limited has sole voting power and sole dispositive power over 26,160 of the shares listed.

(3) This information was obtained from a Schedule 13G (Amendment No. 3) filed with the Securities and Exchange Commission on January 24, 2007 by Royce & Associates, LLC as beneficial owner of the shares listed. The filing indicates that the beneficial owner has sole voting power and sole dispositive power over all of the shares listed.

(4) Satellite Asset Management, L.P., a registered investment advisor, has advised Pier 1 that on behalf of certain of its advised funds and accounts it controls on a discretionary basis, as of May 7, 2007, the shares

shown. Satellite Asset Management, L.P. has advised Pier 1 that it disclaims any beneficial ownership of the securities.

(5) This information was obtained from a Schedule 13G (Amendment No. 3) filed with the Securities and Exchange Commission on February 14, 2007 by FMR Corp. as beneficial owner of the shares listed. The filing indicates that the beneficial owner has no voting power over any of the shares listed and sole dispositive power over all of the shares listed.

(6) This information was obtained from a Schedule 13D filed with the Securities and Exchange Commission on April 9, 2007 by Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc. as beneficial owners of the shares listed. The filing indicates that the listed parties have entered into a Joint Filing Agreement and that Elliott Associates, L.P. has sole voting power and sole dispositive power over 1,934,072 of the shares listed and Elliott International, L.P. and Elliott International Capital Advisors Inc. have shared voting and dispositive power over 2,901,108 of the shares listed.

(7) This information was obtained from a Schedule 13D filed with the Securities and Exchange Commission on March 14, 2007 by SCSF Equities, LLC, Sun Capital Securities Offshore Fund, Ltd., Sun Capital Securities Fund, LP, Sun Capital Securities Advisors, LP, Sun Capital Securities, LLC, Marc J. Leder, and Rodger R. Krouse, as beneficial owners of the shares listed. The filing indicates that the beneficial owners have shared voting power and shared dispositive power over all of the shares listed.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Pier 1's directors and executive officers, and persons who own more than 10% of a registered class of Pier 1's equity securities, to file with the SEC and the NYSE reports disclosing their ownership and changes in ownership of Pier 1's common stock or other equity securities. Pier 1's executive officers, directors and greater than 10% shareholders are required by SEC regulations to furnish Pier 1 with copies of all Section 16(a) forms they file. To Pier 1's knowledge, all Section 16(a) filing requirements applicable to Pier 1's executive officers, directors and greater than 10% beneficial owners during the last fiscal year were observed.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION; CERTAIN RELATED PERSON TRANSACTIONS

Each director of Pier 1 who served as a member of the compensation committee during fiscal 2007 ending March 3, 2007, is identified above under the caption Directors Attendance at Board and Committee Meetings and at the Annual Meeting of Shareholders above. During fiscal 2007, there were no compensation committee interlocks or insider participation.

Related Person Transaction Policies and Procedures

Pier 1's nominating and corporate governance committee has approved and recommended adoption of, and the board has adopted, a written Related Person Transaction Policies and Procedures which is administered by the committee. This policy applies to any transaction or series of transactions in which Pier 1 is a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. Transactions that fall within the policy will be reviewed by the committee for approval, ratification or other action. Based on its consideration of all of the relevant facts and circumstances, the committee will decide whether or not to approve such transaction and will approve only those transactions that are in the best interest of Pier 1. The policy provides for standing pre-approval or ratification of certain interested transactions along with authority for the chairman of the committee to pre-approve or ratify interested transactions subject to the policy which fall below a specified dollar amount.

Transactions with Related Persons

On March 20, 2006, Pier 1 sold its subsidiary, The Pier Retail Group Limited, to Palli Limited for approximately $15 million. Palli Limited is a wholly owned subsidiary of Lagerinn ehf, an Iceland corporation

owned by Jakup a Dul Jacobsen. Collectively, as of that date, Lagerinn ehf, Mr. Jacobsen and Kaupthing Bank hf beneficially owned approximately 9.9% of Pier 1's common stock. This information regarding security ownership was obtained from a Schedule 13D filed with the Securities and Exchange Commission on February 6, 2006 by Jakup a Dul Jacobsen, Lagerinn ehf and Kaupthing Bank hf. Except for the ownership of Pier 1's common stock, Mr. Jacobsen, Lagerinn ehf and Kaupthing Bank are not otherwise affiliated with Pier 1. Pier 1's board approved the transaction.

During fiscal 2007, there were no other transactions exceeding $120,000 in which Pier 1 was a participant, or is to be a participant, and in which any related person had or will have a direct or indirect material interest.

Pier 1 indemnifies its directors and most of its executive officers to the fullest extent permitted by law and has also entered into agreements with certain of these individuals contractually obligating Pier 1 to provide this indemnification to them.

Pursuant to Mr. Smith's employment agreement described in the Compensation Discussion and Analysis below, Pier 1 has agreed to indemnify Mr. Smith for certain defense costs arising from claims asserted by Mr. Smith's former employer. Pier 1's board approved Mr. Smith's employment agreement.

ITEMS OF BUSINESS TO BE ACTED UPON AT THE MEETING

ITEM 1 — Election of Directors

The shareholders will elect eight directors at the annual meeting of shareholders. The board, upon recommendation of the board's nominating and corporate governance committee, has increased the number of directors to be elected at the annual meeting to eight from the current number of seven. In order to be elected, a nominee for director must receive the affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the meeting. Those elected will serve on the board until the next annual meeting and until their successors are elected and qualify. The board, upon the recommendation of the board's nominating and corporate governance committee, has nominated each person listed below to stand for election. Board members, other than Messrs. Girouard or Smith, initially recommended Ms. Smith and Mr. Holland as board candidates. Although Pier 1 does not anticipate that any of the nominees will be unable or unwilling to serve as a director, in the event that is the case, the board may reduce its size or choose a substitute for that nominee.

The persons named in your proxy will vote your shares "FOR" the election of the nominees listed below unless you "WITHHOLD AUTHORITY" to vote for any of them.

The board of directors unanimously recommends a vote "FOR" the election of each of the following nominees as directors.

Nominees for Directors

JOHN H. BURGOYNE

John H. Burgoyne, age 65, has been a director of Pier 1 since February of 1999. During fiscal 2007, he was a member of the compensation committee. Mr. Burgoyne is retired and served as president of Burgoyne and Associates, an international consulting firm from March of 1996 through February of 2007. From May 1995 to March of 1996, Mr. Burgoyne served as the general manager of IBM's Travel Industry Sector for their Asia Pacific Region. Prior to that time, he served as the president and general manager of IBM China Corporation, Ltd.

MICHAEL R. FERRARI

Michael R. Ferrari, age 67, has been a director of Pier 1 since February 1999. From the beginning of fiscal 2007 through January 31, 2007, he was a member of the audit committee. Effective February 1, 2007, Mr. Ferrari became chairman of the nominating and corporate governance committee and remained a member

of the audit committee. He has served as senior consultant of the higher education practice of EFL Associates, an executive search firm, since May 2003. He is also the president of Ferrari and Associates LLC, a higher education consulting firm he established in May 2003. Dr. Ferrari was granted the title of Chancellor Emeritus of Texas Christian University by the university's board of trustees on June 1, 2003, and served as chancellor of Texas Christian University and as professor of management in the M. J. Neeley School of Business at Texas Christian University from July 1998 through May 2003. From 1985 to 1998, he served as president of Drake University.

ROBERT B. HOLLAND, III

Robert B. Holland, III, age 54, represented the United States on the board of executive directors of the World Bank in various capacities, including executive director and alternate and acting executive director, from 2002 to 2006. During that time, Mr. Holland served on the World Bank's audit committee. Since leaving his position as U.S. executive director, Mr. Holland serves on corporate boards including Max Petroleum plc, where he serves as audit committee chairman, and Affiliated Computer Systems, Inc., where he serves as a member of the audit committee. Prior to his appointment as U.S. executive director, Mr. Holland was managing director of Texas Ltd., a strategic consulting firm.

KAREN W. KATZ

Karen W. Katz, age 50, has been a director of Pier 1 since June 2001. From the beginning of fiscal 2007 through January 31, 2007, she was a member of the compensation committee and the nominating and corporate governance committee. Effective February 1, 2007, Ms. Katz became a member of the audit committee. She has served as president and chief executive officer of Neiman Marcus Stores since December 2002. From May 2000 to December 2002, she served as president and chief executive officer of Neiman Marcus Direct, a division of the Neiman Marcus Group. Prior to that time, she served as executive vice president of stores for Neiman Marcus Stores from February 1998 to May 2000 and senior vice president and director of stores of Neiman Marcus Stores from October 1996 to February 1998.

TERRY E. LONDON

Terry E. London, age 57, has been a director of Pier 1 since September 2003. From the beginning of fiscal 2007 through January 31, 2007, he was a member of the audit committee. Effective February 1, 2007, Mr. London became chairman of the audit committee. He established London Partners LLC, a private equity investment firm, in August 2000 after serving as president and chief executive officer of Gaylord Entertainment Company, a specialty lodging and entertainment company, from May 1997 to August 2000. Prior to that time, he served as chief financial and administrative officer of Gaylord Entertainment from November 1991 to April 1997. He also serves as a director of Johnson Outdoors, Inc.

ALEXANDER W. SMITH

Alexander W. Smith, age 54, has been a director of Pier 1, has served as its president and chief executive officer and has been a member of Pier 1's executive committee since February 19, 2007. From March 2004 to February 18, 2007, Mr. Smith served as the senior executive vice president, group president of The TJX Companies, Inc. From 2001 to March 2004, Mr. Smith served as executive vice president, group executive, international of The TJX Companies, Inc.

CECE SMITH

Cece Smith, age 62, currently serves as Managing General Partner of Phillips-Smith-Machens Venture Partners, a venture capital firm that invests in retail and consumer businesses that she co-founded in 1986. She serves on the executive boards of the Dallas Symphony Association and the Edwin L. Cox School of Business at Southern Methodist University. She also serves as a director for Brinker International.

TOM M. THOMAS

Tom M. Thomas, age 65, has been a director of Pier 1 since September 1998. From the beginning of fiscal 2007 through January 31, 2007, he was chairman of the executive committee, chairman of the compensation committee and a member of the nominating and corporate governance committee. Effective

February 1, 2007, Mr. Thomas remained chairman of the executive committee and a member of the nominating and corporate governance committee and effective February 19, 2007 he became the non-executive chairman of the board. Mr. Thomas has been a shareholder of the Winstead PC law firm (formerly known as Winstead Sechrest & Minick P.C.) since August 2005. From September 2001 to July 2005, he was a senior partner of Kolodey, Thomas & Blackwood, LLP, a law firm. He was also senior partner of Thomas & Culp, LLP, a law firm, from 1994 to August 2001.

The board of directors unanimously recommends a vote "FOR" the election of each of the above named nominees as directors.

ITEM 2 — Shareholder Proposal

William C. Thompson, Jr., Comptroller of the City of New York, as custodian and a trustee of the New York City Employees' Retirement System (93,569 shares owned as of January 8, 2007), the New York City Teachers' Retirement System (110,582 shares owned as of January 8, 2007), the New York City Police Pension Fund (41,434 shares owned as of January 8, 2007), and the New York City Fire Department Pension Fund (10,541 shares owned as of January 8, 2007), and as custodian of the New York City Board of Education Retirement System (4,125 shares owned as of January 8, 2007), has submitted the following proposal in accordance with Rule 14a-8 of the Securities and Exchange Act of 1934. Mr. Thompson has indicated to Pier 1 that each of the above systems intend to continue to hold at least $2,000 of Pier 1's common stock through the date of Pier 1's annual shareholders meeting. Mr. Thompson's address is c/o The City of New York, Office of the Comptroller, 1 Centre Street, New York, New York 10007-2341.

To be approved, the proposal must receive the affirmative vote of a majority of the shares of the common stock present in person or represented by proxy and entitled to vote at the annual meeting. The persons named in your proxy will vote your shares "AGAINST" this proposal unless you vote "FOR" the proposal.

The board of directors unanimously recommends a vote "AGAINST" this proposal.

Pay-for-Superior-Performance Proposal

Resolved: That the shareholders of Pier 1 Imports, Inc. ("Company") request that the Board of Director's Executive Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:

1. The annual incentive or bonus component of the Plan should utilize defined financial performance criteria that can be benchmarked against a disclosed peer group of companies, and provide that an annual bonus is awarded only when the Company's performance exceeds its peers' median or mean performance on the selected financial criteria;

2. The long-term compensation component of the Plan should utilize defined financial and/or stock price performance criteria that can be benchmarked against a disclosed peer group of companies. Options, restricted shares, or other equity or non-equity compensation used in the Plan should be structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected financial and stock price performance criteria; and

3. Plan disclosure should be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the Plan.

Supporting Statement: We feel it is imperative that compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance relative to industry peers. We believe the failure to tie executive compensation to superior corporate performance; that is, performance exceeding peer group performance, has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that common compensation practices have contributed to excessive executive compensation. Compensation committees typically target senior executive total compensation at the median level of a selected peer group, then they design any annual and long-term incentive plan performance criteria and benchmarks to deliver a significant portion of the total compensation target regardless of the company's performance relative to its peers. High total compensation targets combined with less than rigorous performance benchmarks yield a pattern of superior-pay-for-average-performance. The problem is exacerbated when companies include annual bonus payments among earnings used to calculate supplemental executive retirement plan (SERP) benefit levels, guaranteeing excessive levels of lifetime income through inflated pension payments.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle. Our Proposal offers a straightforward solution: The Compensation Committee should establish and disclose financial and stock price performance criteria and set peer group-related performance benchmarks that permit awards or payouts in its annual and long-term incentive compensation plans only when the Company's performance exceeds the median of its peer group. A senior executive compensation plan based on sound pay-for-superior-performance principles will help moderate excessive executive compensation and create competitive compensation incentives that will focus senior executives on building sustainable long-term corporate value.

Pier 1's Response

The proposal requests that Pier 1's board, through the compensation committee, implement a performance based incentive plan for senior executives (covering both annual performance based incentive and long-term compensation) using financial performance criteria that are benchmarked against peer companies. The annual performance based incentive and long-term compensation would be payable only in the event that Pier 1's performance exceeded the peers' mean or median performance for the related financial criteria. Pier 1's current incentive plans (annual and long-term) already utilize financial performance criteria benchmarked against peer companies. They do not condition awards, however, on performance exceeding the mean or median of the peers' performance on the selected financial performance criteria. In our opinion, the proposal is unnecessary in light of Pier 1's current operating environment and is repetitive in certain aspects of Pier 1's current policies and practices.

For fiscal 2007 and earlier years, Pier 1's annual performance based incentive for executives has been governed by our senior management bonus plan, which was approved by our shareholders on June 22, 2002. This plan is administered by a subcommittee of the board's compensation committee whose duties include establishing performance goals each year for the payment of incentive bonuses. For fiscal 2007, the subcommittee established a performance goal of earnings before interest, taxes, depreciation and amortization from all domestic and international operations, but not including discontinued operations nor unusual or non-recurring charges, each as determined by the subcommittee, ("EBITDA"), and set a target EBITDA level of $150,000,000, based on projected company performance, for an executive to receive 100% of his or her bonus potential. To determine the EBITDA levels at which bonuses could be earned, the subcommittee considered recommendations from Pier 1's compensation consultant, Hewitt Associates LLC. Hewitt's recommendations were derived from a survey of 65 peer companies in the S&P 1500 Specialty Retail Companies. The survey covered performance measure payout levels relative to initial targets at which those peer companies' associates were earning incentive bonuses. The EBITDA targets and corresponding bonus levels recommended by the subcommittee were subsequently approved by Pier 1's board.

For fiscal 2007, Pier 1's long-term incentive plan for executives was comprised of stock option awards and restricted stock awards (time based and performance based) issued under our 2006 stock incentive plan which was approved by our shareholders on June 22, 2006. This plan is administered by the same subcommittee referenced above. Pursuant to the plan, the subcommittee adopted a mix of stock options, time based restricted stock and performance based restricted stock as long-term incentives for Pier 1's executives for fiscal 2007. The stock option awards were granted at an exercise price equal to the market price on the date of grant and vest equally over four years beginning one year after grant. The time based restricted stock awards vest 33%, 33%, and 34% over three years beginning one year after the date of grant. The performance based restricted stock awards cliff vest after three years from the date of grant, if a cumulative EBITDA target of $331,000,000 is met for fiscal years 2007, 2008, and 2009. Each of these grants was subsequently approved

by our board. Like the annual incentive EBITDA target amount discussed above, the cumulative EBITDA target amount of $331,000,000 was based in part on information about the average growth rates of peer companies' EBITDA levels as provided in the Hewitt study and survey.

Pier 1's stock option and performance based restricted stock awards are designed to promote success to our executives only when there is a corresponding increase in value to shareholders. To remain competitive, however, Pier 1 must also design its executive incentive package to ensure our ability to attract and retain a highly skilled and motivated executive team, which is critical to our future success and to maximizing shareholder value. Pier 1's executive pay, therefore, includes a healthy mix of annual incentive/bonus and long-term compensation components. Overall pay is heavily weighted with incentive based awards that are realized only when the board established performance goals, like EBITDA, developed in part from peer group studies and surveys, are achieved. Using targets that are benchmarked to exceed peer group performance is, however, unrealistic given the turnaround environment in which Pier 1 currently operates.

In recent years Pier 1 has reported quarterly losses and declining sales and no executive earned or received a performance bonus for fiscal years 2004, 2005, 2006 and 2007 because the established performance goals were not met. Additionally, all stock option awards granted during those time periods have an exercise price higher than the closing price of Pier 1's common stock at the end of fiscal 2007, which was $6.63. In order to achieve our goal of once again making Pier 1 profitable, we need to retain the flexibility to design a pay program that is both motivational and realistically achievable. Pier 1 remains committed to utilizing rigorous performance goals as a measure of executive compensation and benchmarking those goals to peer group studies and surveys.

Pier 1's commitment to these efforts is shown in the recent employment agreement with its new chief executive officer and president, Alexander W. Smith. A significant portion of his compensation package consists of stock option awards that will vest only when EBITDA (as defined in his employment agreement) performance goals are achieved for Pier 1's fiscal years 2009 and 2010. It is anticipated that Pier 1 will establish the target levels for the vesting of his options using in part a peer group study and survey similar to the one described above.

It would not be prudent at this time to condition payment of incentives on meeting or exceeding performance standards of other peers which bear no relation to Pier 1's focus on a return to profitability. Pier 1 needs the flexibility at this time to design and implement realistic and achievable annual and long-term incentive plans for its executives, while taking the factors suggested by the shareholder proposal into consideration, as needed.

For these reasons, the board of directors unanimously recommends a vote "AGAINST" this proposal.

EXECUTIVE COMPENSATION

Compensation Committee Report

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis below. Based on the review and discussion, the compensation committee has recommended to the board that the Compensation Discussion and Analysis be included in Pier 1's proxy statement.

COMPENSATION COMMITTEE
James M. Hoak, Jr., Chairman
John H. Burgoyne

Former Committee Members during Fiscal 2007:
Tom M. Thomas
Karen W. Katz

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis disclosure is to provide material information about Pier 1's compensation objectives and policies for its named executive officers and to put into perspective the tabular disclosures and related narratives that follow it.

Compensation Policies, Principles, and Objectives

Pier 1's success is dependent, in a large part, on being able to successfully attract, motivate and retain a qualified management team and employees. Sourcing qualified candidates to fill important positions within Pier 1, especially management, in the highly competitive retail environment has challenges. Thus, Pier 1's overall compensation philosophy is that an executive's compensation should be structured to ensure Pier 1's ability to attract and retain highly skilled and motivated individuals who will lead Pier 1 to successful performance that is consistent with shareholders' interests. This is accomplished by creating total compensation packages which are competitive in the retail industry, fair and equitable among the executives, and which provide strong incentives for the long-term success and performance of Pier 1. Additionally, Pier 1 provides short-term and long-term incentives to its executives to motivate effective management of major functions, teamwork, and effective expense control. Success on these fronts leads to overall success of Pier 1. Pier 1 believes that as an executive's level of responsibility increases, a greater portion of that executive's potential total compensation should come from performance based plans. This aligns management's interests with shareholders' interests because the executive's potential total compensation increases as company performance increases.

Putting this philosophy into operation results in a total compensation package for Pier 1's executive officers approximately equal to the 50th percentile of Pier 1's peer group when Pier 1 achieves planned financial goals. Total compensation packages are designed to provide a 75th percentile opportunity when Pier 1's results significantly exceed planned financial goals. In general, Pier 1's target peer group percentile for base salary, short-term incentives and long-term incentives is the peer group's 50th percentile. For fiscal 2007, Pier 1 selected a group of peer companies to benchmark the base salary element of total compensation. That group included Bed Bath & Beyond Inc., Blockbuster Inc., Borders Group, Inc., Charming Shoppes, Inc., The Gap, Inc., The Home Depot, Inc., J. C. Penney Company, Inc., Jo-Ann Stores, Inc., Kohl's Corporation, Linen's 'n Things, Inc., Liz Claiborne, Inc., Michaels Stores, Inc., Payless ShoeSource Inc., PETsMART, RossStores, Inc., Sears, Roebuck, and Co., Target Corporation, Walgreen Co., Williams-Sonoma, Inc., and Zale Corporation. For the short-term and long-term incentive elements of the total compensation package the peer group, in addition to the listed companies, also included Brinker International, Inc. and Neiman Marcus Group, Inc., but excluded Sears, Roebuck, and Co. Data for these companies was provided by an outside consultant.

Executive Compensation Components

In addition to base salary, short-term incentives, and long-term incentives, Pier 1's compensation program includes perquisites, retirement plans, and employment and post-employment agreements. With respect to Mr. Smith, who became Pier 1's president and chief executive officer on February 19, 2007, these elements are discussed separately below under the caption Employment Agreements and Post-Employment Consulting Agreements. References in the discussion below to Pier 1's chief executive officer refer to Mr. Girouard.

Base Salary — Base salary is designed to reward an executive's individual performance and contribution to the organization plus promote retention. In practice, Pier 1 management through its human resources compensation group, Pier 1's chief executive officer, or both, recommends to the compensation committee base pay adjustments for Pier 1's executive officers at the beginning of each fiscal year. The recommendation for fiscal 2007 was to increase base pay for the executive vice presidents but not for the chief executive officer. Consideration was given to the current pay of these officers in comparison to the 50th percentile of the selected peer group. Pier 1 management recommended targeting the 50th percentile for fiscal 2007 given the results of company performance in fiscal 2006. The data showed that the chief executive officer's base salary was between the 50th and 75th peer group percentiles, and the base salaries of the executive vice presidents as a group approximated the 50th peer group percentile. Other factors considered and presented to the

compensation committee were the fact that the chief executive officer and executive vice presidents did not receive a base pay increase in fiscal 2006 and there was no bonus paid to the chief executive officer and executive vice presidents for fiscal years 2004, 2005, and 2006. Concerns were expressed regarding the need to ensure a competitive pay package in order to retain these key executives and, as a result, the compensation committee agreed to support management's recommendation. The full board approved the compensation committee's recommendation of these increases effective April 23, 2006.

Short-term Incentives — Pier 1 designs short-term incentive pay to reward an executive's contribution to the organization's annual financial performance. During fiscal 2007, Pier 1 maintained a short-term incentive plan for its executives and key members of management. The short-term incentive plan used a performance measure of earnings before interest, taxes, depreciation, and amortization from all domestic and international operations, but not including discontinued operations nor unusual or non-recurring charges, each as determined by the compensation committee, or a subcommittee. We refer to this measure generally as EBITDA except in the context of discussion of Mr. Smith's employment agreement below which has a specific definition of EBITDA. EBITDA was selected as the financial measure because it is a prevalent measure used by other retail companies and focuses on factors that an individual participant's actions can affect. In addition, EBITDA is a better measure of core operating profitability because it eliminates the effects of financing and tax decisions and reflects cash being generated by Pier 1. The offering of a short-term incentive plan maintains a competitive position with Pier 1's peer group because meeting annual goals leads to long-term success of Pier 1.

Two important factors went into developing the short-term incentive plan for fiscal 2007:

- Pier 1 must achieve a meaningful earnings level before a bonus is paid; and
- Competitive pay issue concerns were a consideration since a short-term bonus payment had not been earned in fiscal years 2004, 2005, and 2006.

These factors were discussed with the compensation committee and, as a result, the compensation committee and board approved the plan and set the target EBITDA for fiscal 2007 at $150,000,000. The incentive plan was designed to pay an initial 10% of an individual's bonus potential when EBITDA reached $70,000,000. The plan would pay 100% of an individual's bonus potential at $150,000,000 EBITDA and a maximum of 150% of an individual's bonus potential at $225,000,000 EBITDA. Participants must be employed with Pier 1 at the end of fiscal 2007 to receive a bonus, if any.

A participant's bonus potential is expressed as a percentage of the participant's base salary. In fiscal 2007, those were 100% of annual base salary for Pier 1's chief executive officer and 75% of annual base salary for the other named executive officers. Pier 1 believes that these levels are competitive when compared to Pier 1's peer group. The minimum level of EBITDA was not achieved in fiscal 2007; therefore, no participant in the plan, including the named executive officers, received a bonus.

Long-term Incentives — Pier 1 designs its long-term incentive awards to support Pier 1's overall objectives of long-term company success and performance, competitiveness in the retail industry, and retention of executives. Pier 1's long-term incentive plan is comprised of stock options awards, performance based restricted stock awards and time based restricted stock awards. Both stock option and performance based restricted stock are designed to promote Pier 1's success by providing value to the executive only when there is a corresponding increase in shareholder value. Time based restricted stock provides a long-term incentive opportunity that is both competitive in the retail industry and serves as a retention tool. Restricted stock awards have voting rights and are eligible to receive cash dividends, should cash dividends be paid on Pier 1's common stock.

Pier 1's fiscal 2007 long-term incentive plan included three elements: (1) non-qualified stock option awards that vest equally over a four year period beginning on the first anniversary of the grant date; (2) time based restricted stock that vests 33%, 33% and 34% over a three year period beginning on the first anniversary of the grant date; and (3) performance based restricted stock that vests at the end of a three year period if Pier 1 achieves a cumulative EBITDA target for those three years. Management through its human resources compensation group recommended and a subcommittee of the compensation committee approved a three year

cumulative EBITDA target for fiscal years 2007, 2008 and 2009 of $331,000,000, which must be met or exceeded for the performance based restricted stock to vest.

The mix of long-term incentive awards for each executive officer is determined with consideration of both internal pay equity concerns as well as market data. The factors that are taken into account when establishing that mix are:

- setting the awards at the 50th peer group percentile;
- the historical grant practices of Pier 1;
- the affordability of the awards in terms of share usage and accounting expense; and
- the desired message to participants and external constituents for leverage, risk, retention, and performance.

For each named executive officer other than the chief executive officer, Pier 1 established the following mix of long-term incentive awards for fiscal 2007:

Long-Term Incentive	% of Total Long-Term Incentive
Stock Options	30%
Restricted Stock — Time Based	40%
Restricted Stock — Performance Based	30%

Pier 1 believes that long-term incentives should consist solely of equity to tie the executives' long-term compensation potential with increased shareholder value. The above mix allocates Pier 1's long-term incentives in a manner designed to meet this goal. For its chief executive officer, Pier 1 determined that the mix should include only stock options in anticipation of his retirement at the end of fiscal 2007 and to reinforce the goal of focusing his efforts solely on increasing shareholder value.

Pier 1 distributes long-term incentive awards as soon as possible following receipt of all required approvals. Stock options and restricted stock are granted at the closing price of Pier 1's common stock on the date of the grant. The grants are typically made on the day following board approval allowing Pier 1 to provide information to the market, if any, that may require disclosure as a result of Pier 1's board meeting at which the grants were approved. Delay in the grant date may occur pending quarterly earnings releases and conference calls or as otherwise directed by the board. Pier 1 does not grant equity compensation awards in anticipation of the release of material non-public information. Similarly, Pier 1 does not time the release of material non-public information based on equity award grant dates. The date of option grants for the named executive officers is the same date as option grants for all other employees.

Perquisites — Pier 1 pays its chief executive officer and other named executive officers a pre-determined monthly sum to cover the cost of club dues, automobile expenses, financial planning and tax preparation services, plus reimburses for certain medical expenses. Prior to July 2006, Pier 1 grossed up these payments for taxes. The compensation committee believes these perquisites and their amounts are reasonable and important to include in each executive's total compensation package because they assist Pier 1 in maintaining a competitive position within the retail industry with respect to executive compensation.

Retirement and Other Plans — Pier 1 offers supplemental retirement plans which are designed to provide executives with post-employment financial security and to mitigate the effects of deferral limitations on highly compensated individuals in qualified plans such as Pier 1's 401(k) plan. The plans also assist Pier 1 in attracting and retaining executives. These plans are further discussed and described in the Pension Benefits table below.

Mr. Girouard and Mr. Weatherly were fully vested at their respective retirement dates in a plan adopted by Pier 1 in 1986 known as the Supplemental Executive Retirement Plan. This plan provides that upon death, disability, retirement, or termination of employment (including termination of employment in certain circumstances as a result of a change in control), participants will receive 180 monthly installments generally equal to 50% of the participant's highest three year average of annual salary and bonus, increased by 6% per year

for 15 years, offset by Social Security retirement benefits and divided by 180. Mr. Girouard and Mr. Weatherly both elected to receive the lump sum actuarial and financial equivalent of the monthly installment payments. Mr. Girouard and Mr. Weatherly retired on February 19, 2007 and December 30, 2006, respectively. Their lump sum payments are reported in the Pension Benefits table below. For certain participants the plan also provides that in the event of disability or retirement, comparable major medical and hospitalization insurance coverage as generally available to Pier 1 employees and their dependents is made available to the executive and his dependents for his lifetime. If the executive elects such coverage he must pay a portion of the total premium for such coverage. In the event of termination of employment prior to retirement eligibility, the participant and his dependents have the right to participate in such comparable major medical and hospitalization insurance coverage during the 15 years immediately after the date the participant attains age 65. If the participant elects such coverage he must pay the total premium for such coverage. Termination of employment in certain circumstances as a result of a change in control may constitute retirement under the plan.

The remaining named executive officers participate in a plan adopted by Pier 1 in 1995 known as the Supplemental Retirement Plan. The plan provides upon death, disability, or retirement, or termination of employment (including termination of employment in certain circumstances as a result of a change in control) for reasons other than cause (as defined in the plan) each participant will receive a life annuity based on an annual benefit which generally equals 60% of the participant's highest three-year average of annual salary and bonus offset by Social Security retirement benefits. The annual benefit as calculated cannot exceed $500,000. For certain participants the plan also provides that in the event of disability or retirement, those participants and their dependents have the lifetime right to participate in comparable major medical and hospitalization insurance coverage as made available generally to Pier 1 employees and their dependents. If the executive elects such coverage he must pay a portion of the total premium for such coverage. In the event of termination of employment (for reasons other than cause) prior to retirement eligibility, the participant and his dependents have the right to participate in such comparable major medical and hospitalization insurance coverage during the 15 years immediately after the date the participant attains age 65. If the participant elects such coverage he must pay the total premium for such coverage. Termination of employment in certain circumstances as a result of a change in control may constitute retirement under the plan.

Pier 1 also offers a non-qualified deferred compensation plan known as the Pier 1 Benefit Restoration Plan, to its executives and key members of management. Like the plans described above, this plan is designed to provide post-employment financial security and to mitigate the effects of deferral limitations on highly compensated individuals in qualified plans such as Pier 1's 401(k) plan. The plan also assists Pier 1 in attracting and retaining executives and key members of management. The plan is further described in the Non-Qualified Deferred Compensation discussion below.

Employment Agreements and Post-Employment Consulting Agreements — From time to time, Pier 1 utilizes employment agreements or post-employment consulting agreements to create continuity of the executive's services and to mitigate the executive's risk of involuntary termination (other than for cause) or the executive's voluntary termination based on a good reason, both events as defined in the respective agreements. Post-employment consulting agreements allow executives to provide certain services to Pier 1 after a qualified termination of employment.

Pier 1 entered into post-employment consulting agreements with Mr. Girouard and Mr. Weatherly on July 5, 1991. These agreements expired upon Mr. Girouard's and Mr. Weatherly's retirements.

Pier 1 has also entered into post-employment consulting agreements with Mr. Jacobs on September 13, 1995, Mr. Schneider on July 6, 1993, Mr. Turner on September 19, 1994 and Mr. Walker on November 17, 1999. These agreements provide that if Pier 1 terminates the executive's employment prior to retirement for reasons other than cause, or if the executive leaves employment with Pier 1 for good reason, (both events as defined in the agreements) which generally includes circumstances beyond the executive's control, then in either such event Pier 1 will retain the executive as a consultant for up to two years, depending on the executive's number of years of service as an officer, and will pay the executive a monthly consulting fee equal to one-twelfth of his annual base salary immediately prior to his termination. Pier 1 will also pay the executive 50% of his cost for continuing, during the consulting period, health and life insurance coverage comparable to

the executive's pre-termination coverage. If the executive enters into employment during the consulting period that provides compensation equal to or greater than the amount of the consulting fees, Pier 1 will pay the executive an immediate one-time payment in the amount of 50% of the difference between the total fees that otherwise would have been payable during the term of the consulting agreement and the aggregate fees actually paid prior to reemployment. If the executive enters into employment during the consulting period that provides compensation less than the consulting fees, Pier 1 will reduce the monthly consulting fee by the amount of the monthly compensation for reemployment, and at the end of the consulting period will pay the executive 50% of the difference between the total fees that otherwise would have been payable during the term of the consulting agreement and the aggregate fees actually paid.

Mr. Smith and Pier 1 have entered into an employment agreement for Mr. Smith's employment as Pier 1's president and chief executive officer. The initial term of the employment agreement is for three years beginning February 19, 2007 and ending February 27, 2010. The term of the employment agreement renews for one year periods unless Pier 1 or Mr. Smith gives notice of non-renewal at least 60 days prior to the term expiration.

Pursuant to the employment agreement, Mr. Smith will receive a base salary of $1,000,000 per year and a fiscal 2008 bonus of between $500,000 and $750,000 as determined by Pier 1's board. Mr. Smith will participate in Pier 1's annual incentive bonus plan for Pier 1's 2009 and 2010 fiscal years as determined by Pier 1's board at those times.

Mr. Smith's employment agreement grants two stock options ("Option 1" and "Option 2," and, collectively, the "Options"), to purchase an aggregate of 3,000,000 shares of Pier 1's common stock. The Options were granted as an employment inducement award, and not under any stock option or other equity incentive plan adopted by Pier 1. Option 1 for 1,000,000 shares will vest in full on February 19, 2008. If Mr. Smith fails to be employed with Pier 1 between February 19, 2008 and February 28, 2009, and Mr. Smith ends such employment without good reason (as defined in Mr. Smith's employment agreement), then he forfeits 50% of Option 1. Option 2 for 2,000,000 shares is performance based and will vest upon meeting consolidated EBITDA targets to be established by the board of directors for fiscal years 2009 and 2010. Mr. Smith's employment agreement, as mentioned above, has a specific definition of EBITDA. Option 2 will vest up to 1,000,000 shares based upon achieving a percentage of the fiscal 2009 EBITDA target as follows:

100% of the 2009 EBITDA Target — 1,000,000 shares;
98% of the 2009 EBITDA Target — 900,000 shares;
96% of the 2009 EBITDA Target — 800,000 shares;
94% of the 2009 EBITDA Target — 700,000 shares;
92% of the 2009 EBITDA Target — 600,000 shares; and
90% of the 2009 EBITDA Target — 500,000 shares.

Option 2 will vest up to 1,000,000 additional shares based upon achieving a percentage of the fiscal 2010 EBITDA target as follows:

100% of the 2010 EBITDA Target — 1,000,000 shares;
98% of the 2010 EBITDA Target — 900,000 shares;
96% of the 2010 EBITDA Target — 800,000 shares;
94% of the 2010 EBITDA Target — 700,000 shares;
92% of the 2010 EBITDA Target — 600,000 shares; and
90% of the 2010 EBITDA Target — 500,000 shares.

If Pier 1's aggregate consolidated EBITDA for fiscal years 2009 and 2010 equals or exceeds the sum of the fiscal 2009 EBITDA target plus the fiscal 2010 EBITDA target, then any Option 2 shares that did not vest at the end of fiscal 2009 may be earned and vest at the end of fiscal 2010. Both Option 1 and Option 2 have an exercise price of $6.69 per share and expire February 19, 2017. Subject to certain terms of the employment agreement, Mr. Smith must be employed with Pier 1 on the anniversary date of Option 1 for the option to vest and at the end of each respective fiscal year for Option 2 to vest.

In addition, pursuant to the employment agreement, Mr. Smith:

- received $500,000 as reimbursement for his lost benefits under the long-range performance incentive plan of his former employer;
- will be able to participate in Pier 1's welfare and fringe benefit plans under which Pier 1's senior executives are currently entitled to participate and receive benefits;
- will be able to participate in Pier 1's Supplemental Retirement Plan at the same level as his accrued benefits at present value under the supplemental executive retirement plan of his former employer, or receive from Pier 1 replacement of those benefits; and
- will receive the perquisites described above for Pier 1's executive officers plus an allowance of $125,000 for moving, relocation and related expenses, including temporary housing, short-term automobile rental or lease expenses and legal fees. In addition, Pier 1 paid all travel expenses for Mr. Smith and his spouse from February 19, 2007 through May 19, 2007 for travel between Boston and Fort Worth.

The employment agreement contains non-solicitation and non-competition agreements binding Mr. Smith for one year following termination of employment.

Role of Executive Officers in Determining Compensation

Base pay, short-term incentive and long-term incentive compensation recommendations for the named executive officers are presented to the compensation committee at their meeting in March of each year. The presentation includes recommendations of Pier 1's chief executive officer, human resources compensation group, or both, on those elements of compensation, plus recommended plan design changes, if any, and a summary of all awards to all eligible levels of management. That presentation also, from time to time, may include survey data from a peer group of retail companies for the compensation committee's consideration. That data may include studies and recommendations from independent outside consultants. Generally, the compensation committee and board approve the fiscal year compensation in March of each year with an effective date in April. Implementation of the equity grant portion of the compensation for the year occurs after compensation committee and board approval.

Pier 1's Policy on Share Ownership

Pier 1 does not have equity or other security ownership requirements or guidelines. Pier 1 has a written insider trading policy that among other things prohibits directors, officers and employees from selling short a Pier 1 security, or trading in options on a Pier 1 security, including calls and puts.

Pier 1's Policy on Section 162(m)

Pier 1 considers the effect of limitations on deductibility of compensation for federal income tax purposes. Section 162(m) of the Internal Revenue Code generally prohibits public companies like Pier 1 from deducting from corporate income all compensation paid to the chief executive officer or any of the four other most highly compensated officers that exceeds $1,000,000 for each officer during the tax year. Qualifying performance based compensation paid pursuant to plans approved by shareholders is not subject to this deduction limitation. Pier 1 attempts to preserve the federal tax deductibility of compensation to the extent reasonably practicable when doing so is consistent with the executive compensation objective and goals mentioned above. While Pier 1 is aware of and understands the requirements of Section 162(m), it does not believe that compensation decisions should be based solely upon the amount of compensation that is deductible for federal income tax purposes. Accordingly, Pier 1 reserves the right to approve elements of compensation for certain officers that are not fully deductible. For fiscal 2007, the only officer who received compensation that was not fully deductible was Mr. Girouard.

Summary Compensation Table for the Fiscal Year Ended March 3, 2007

The following table sets forth a summary of the compensation in the past fiscal year for services rendered in all capacities to Pier 1 and its subsidiaries by the chief executive officer, chief financial officer, three other most highly compensated executive officers, and up to two additional individuals for whom disclosure would be required but for the fact that the individual was not serving as a Pier 1 executive at the fiscal year end.

Name & Principal Position	Fiscal Year	Salary(1) ($)	Bonus ($)	Stock Awards(2) ($)	Option Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings(4) ($)	All Other Compensation(5) ($)	Total ($)
Marvin J. Girouard . . . . . Former Chairman and Chief Executive Officer (retired February 19, 2007)	2007	$1,080,769	$0	N/A	$1,867,984	$0	$2,410,392	$181,306	$5,540,451
Alexander W. Smith. . . . . President and Chief Executive Officer (hired February 19, 2007)	2007	$ 22,243	$0	N/A	$ 47,296	$0	$ 0	$ 46,598	$ 116,137
Charles H. Turner . . . . . . Executive Vice President and Chief Financial Officer	2007	$ 377,692	$0	$102,916	$ 42,692	$0	$ 93,970	$ 79,832	$ 697,102
Jay R. Jacobs . . . . Executive Vice President, Merchandising	2007	$ 377,692	$0	$102,916	$ 44,680	$0	$ 22,837	$ 74,334	$ 622,459
Phil E. Schneider. . . . . . . Executive Vice President, Marketing	2007	$ 283,462	$0	$102,916	$ 131,570	$0	$ 71,294	$ 63,604	$ 652,846
David A. Walker . . . . Executive Vice President, Logistics and Allocations	2007	$ 291,922	$0	$102,916	$ 131,570	$0	$ 132,297	$ 51,954	$ 710,659
E. Mitchell Weatherly. . . . Former Executive Vice President, Stores (retired December 30, 2006)	2007	$ 314,154	$0	$ 28,215	$ 186,798	$0	$ 351,453	$ 75,737	$ 956,357

(1) This column represents the amount of base salary paid to the named executive officer during fiscal 2007.

(2) This column represents the dollar amount recognized for financial statement reporting purposes for fiscal 2007 for the fair value of time based and performance based restricted stock awards granted in fiscal 2007 as well as time based restricted stock awards in prior fiscal years, in accordance with SFAS 123R. The amounts shown exclude the impact of estimated forfeitures related to service based vesting conditions. For time based restricted stock awards, fair value is calculated using the closing price of Pier 1's common stock on the date of grant. For performance based restricted stock awards, no amount was expensed in fiscal 2007 because Pier 1's fiscal 2007 EBITDA performance goal, as set forth in the Compensation Discussion and Analysis above, was not met, thereby lessening the likelihood of the three year EBITDA performance goal being met. Mr. Weatherly's unvested time based restricted stock award of 23,060 shares and performance based restricted stock award of 12,000 shares were forfeited upon retirement. These amounts reflect Pier 1's accounting expense for these awards, and do not necessarily correspond to the actual value that will be recognized by the named executive officer.

(3) This column represents the dollar amount recognized for financial statement reporting purposes for fiscal 2007 for the fair value of stock options granted in fiscal 2007 as well as prior fiscal years, in accordance with SFAS 123R. The amounts shown exclude the impact of estimated forfeitures related to service based

vesting conditions. As Mr. Girouard and Mr. Weatherly retired in fiscal 2007, the fair value of their options was fully expensed in fiscal 2007. For additional information on the valuation assumptions with respect to the fiscal 2007 grants and grants made prior to fiscal 2007, refer to note #11 to the Pier 1 Imports, Inc. consolidated financial statements in the 2007 Form 10-K. These amounts reflect Pier 1's accounting expense for these awards, and do not necessarily correspond to the actual value that will be recognized by the named executive officers.

Option 1 granted to Mr. Smith to purchase 1,000,000 shares of Pier 1's common stock on February 19, 2007 will vest on February 19, 2008. The grant is being expensed over two years at $2.88 per share. If Mr. Smith fails to be employed with Pier 1 between February 19, 2008 and February 28, 2009 and Mr. Smith ends such employment without good reason (as defined in Mr. Smith's employment agreement), then he forfeits 50% of the option. In accordance with SFAS 123R, no grant date fair value has been determined for Mr. Smith's Option 2 performance based options of 2,000,000 shares. This value will be determined when the performance targets related to these options are set by the board.

(4) This column represents the sum of the change in pension value and above market earnings on non-qualified deferred compensation earnings for fiscal 2007 for each of the named executive officers. During fiscal 2007, Mr. Smith did not participate in a Pier 1 defined benefit plan or non-qualified deferred compensation plan.

The change in pension value was:

$2,399,604 for Mr. Girouard;
$93,452 for Mr. Turner;
$21,788 for Mr. Jacobs;
$70,324 for Mr. Schneider;
$131,611 for Mr. Walker; and
$350,530 for Mr. Weatherly.

See the Pension Benefits Table below for additional information.

The above market earnings in fiscal 2007 on non-qualified deferred compensation plan(s) in which the named executive officer participated were:

$10,788 for Mr. Girouard;
$518 for Mr. Turner;
$1,049 for Mr. Jacobs;
$970 for Mr. Schneider;
$686 for Mr. Walker; and
$923 for Mr. Weatherly.

Above market earnings represent the difference between 120% of the long-term applicable Federal Rate at the time the rate for the plan was selected and the 6.63% and 7.05% annual interest credited in calendar years 2006 and 2007, respectively, by Pier 1 on salary deferred by the named executive officers plus Pier 1 match amounts under non-qualified deferral compensation plans described in the Non-Qualified Deferred Compensation Table below. Additional information on these plans and each named executive officer's participation is shown in that table.

(5) The following table describes each component of the All Other Compensation column in the Summary Compensation Table.

Name	Car Allowance(1)	Club Dues Allowance(2)	Officer Medical Reim-bursement(3)	Financial Planning and Tax Preparation Services Allowance(4)	Tax Gross-Ups(5)	Payments Relating to Employee Savings Plans(6)	Dividends Paid on Restricted Stock(7)	Moving, Relocation and Other Expenses(8)	Total All Other Compen-sation
Marvin J. Girouard	$16,999	$3,458	$ 5,379	$20,000	$3,851	$131,619	$ 0	$ 0	$181,306
Alexander W. Smith	$ 526	$ 107	$ 0	$ 0	$ 0	$ 0	$ 0	$45,965	$ 46,598
Charles H. Turner	$13,200	$2,228	$14,533	$ 7,600	$3,829	$ 31,336	$7,106	$ 0	$ 79,832
Jay R. Jacobs	$13,200	$2,228	$ 4,145	$ 7,600	$2,950	$ 37,105	$7,106	$ 0	$ 74,334
Phil E. Schneider	$13,200	$2,228	$ 9,844	$ 5,700	$2,496	$ 23,030	$7,106	$ 0	$ 63,604
David A. Walker	$13,200	$2,228	$ 1,510	$ 5,700	$2,511	$ 19,699	$7,106	$ 0	$ 51,954
E. Mitchell Weatherly	$10,800	$1,828	$20,000	$ 6,800	$9,545	$ 19,658	$7,106	$ 0	$ 75,737

(1) This column reports amounts paid to the named executive officers for car allowances.

(2) This column reports amounts paid to the named executive officers for club dues.

(3) This column reports amounts reimbursed to the named executive officers for medical expenses pursuant to Pier 1's existing plan for reimbursement of executives' health expenses which has been restated and renamed as the Pier 1 Executive Health Expense Reimbursement Plan.

(4) This column reports payments to the named executive officers for financial planning and tax preparation services.

(5) This column reports the amount of gross-ups for taxes paid to the named executive officers.

(6) This column reports (a) Pier 1 matching contributions to the named executive officers' 401(k) savings account equal to the sum of (i) one hundred percent (100%) of the first one percent of the participant's elected compensation deferral, and (ii) fifty percent (50%) of the next four percent of the participant's elected compensation deferral, up to the limitations imposed under IRS rules; (b) the same rate of Pier 1 matching contributions to the named executive officer's account in the Pier 1 non-qualified deferred compensation plan known as the Benefit Restoration Plan II, which is subject to the same vesting requirements as Pier 1's 401(k) Retirement Plan; and (c) Pier 1 matching contributions to the named executive officer's Stock Purchase Plan account equal to 50% of the named executive officer's compensation deduction, other than Messrs. Girouard and Walker whose matching contributions were 100% of their compensation deduction.

Those contributions were as follows:

Name	401(k)	BRP II	SPP
Marvin J. Girouard	$5,446	$30,019	$96,154
Charles H. Turner	$6,687	$ 5,765	$18,884
Jay R. Jacobs	$6,687	$11,534	$18,884
Phil E. Schneider	$5,815	$ 8,711	$ 8,504
David A. Walker	$4,488	$ 8,711	$ 6,500
E. Mitchell Weatherly	$4,725	$ 8,764	$ 6,169

Pier 1's 401(k) and Stock Purchase Plans are broad based plans available to all eligible employees on a non-discriminatory basis.

(7) This column reports the dividends paid on unvested restricted stock held by the named executive officers.

(8) This column reports the amount paid during fiscal 2007 of the $125,000 allowance for moving, relocation, and other expenses pursuant to Mr. Smith's employment agreement as described in the Compensation Discussion and Analysis above.

Grants of Plan-Based Awards for the Fiscal Year Ended March 3, 2007

During fiscal 2007, Pier 1 maintained a short-term incentive plan for senior executives and key members of management in which the named executive officers participated. Under the plan, incentive awards in the form of cash bonuses are paid if Pier 1 attains certain targeted levels of earnings before interest, taxes, depreciation, and amortization from all domestic and international operations, but not including discontinued operations nor unusual nor non-recurring charges, each as determined by the compensation committee, or a subcommittee ("EBITDA"), and the participant is employed at the end of the fiscal year. An executive's bonus potential is expressed as a percentage of his annual base salary for the fiscal year. The bonus potential for Mr. Girouard was 100% of his annual base salary and for Messrs. Turner, Jacobs, Schneider, Walker and Weatherly was 75% of their annual base salary. The short-term incentive plan is further described in the Compensation Discussion and Analysis above.

During fiscal 2007, Pier 1 granted under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan two types of restricted stock awards: time based awards and performance based awards. Time based awards vest 33%, 33% and 34% each year over a three year period beginning on the first anniversary of the grant date provided that the participant is employed at the vesting date. Performance based awards vest at the end of fiscal 2009 if Pier 1 achieves a three year cumulative EBITDA target of $331,000,000 for fiscal years 2007, 2008 and 2009, and participant is employed at the end of the three fiscal years. Time based restricted stock grants for fiscal 2007 to Messrs. Turner, Jacobs, Schneider, Walker and Weatherly were 11,000 shares each. Performance based restricted stock grants for fiscal 2007 to Messrs. Turner, Jacobs, Schneider, Walker and Weatherly were 12,000 shares each. Mr. Girouard was not awarded any time based or performance based restricted awards in fiscal 2007. Mr. Weatherly forfeited all of his unvested restricted stock awards (both time and performance based) upon retirement.

During fiscal 2007, Pier 1 granted under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan non-qualified stock options of 300,000 to Mr. Girouard and 30,000 each to Messrs. Turner, Jacobs, Schneider, Walker and Weatherly that vest equally each year over a four year period beginning on the first anniversary of the grant date. The options terminate 10 years from the date of grant. Messrs. Girouard and Weatherly's stock option vesting accelerated upon retirement given Mr. Girouard's age and Mr. Weatherly's age and years of service. The fully vested options may be exercised during the three years following their respective retirements. Mr. Smith received employment inducement option grants described as Option 1 and Option 2 in the Compensation Discussion and Analysis above.

The following table sets forth information relating to grants of plan-based awards during the fiscal year ended March 3, 2007 to the executive officers named in the Summary Compensation Table.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All other Stock Awards: Number of Shares of Stock or Units(3)	All Other Option Awards: Number of Securities Underlying Options(4)	Exercise or Base Price of Option Awards(5)	Grant Date Fair Value of Stock and Option Awards(6)
Name	Grant Date	Meeting Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/Share)	($)
Marvin J. Girouard	06/23/2006	06/22/2006	$100,000	$1,000,000	$1,500,000	0	0	0	0	300,000	$7.55	$1,074,000
Alexander W. Smith	02/19/2007	01/27/2007	$ 0	$ 0	$ 0	500,000	2,000,000	2,000,000	N/A	1,000,000	$6.69	$2,881,100
Charles H. Turner	06/23/2006	06/22/2006	$ 28,500	$ 285,000	$ 427,500	—	12,000	—	11,000	30,000	$7.55	$ 281,143
Jay R. Jacobs	06/23/2006	06/22/2006	$ 28,500	$ 285,000	$ 427,500	—	12,000	—	11,000	30,000	$7.55	$ 281,143
Phil E. Schneider	06/23/2006	06/22/2006	$ 21,375	$ 213,750	$ 320,625	—	12,000	—	11,000	30,000	$7.55	$ 281,143
David A. Walker	06/23/2006	06/22/2006	$ 22,063	$ 220,625	$ 330,938	—	12,000	—	11,000	30,000	$7.55	$ 281,143
E. Mitchell Weatherly	06/23/2006	06/22/2006	$ 25,500	$ 255,000	$ 382,500	—	12,000	—	11,000	30,000	$7.55	$ 281,143

(1) As reflected in the Summary Compensation Table no bonus was paid in fiscal 2007 because the threshold EBITDA of $70,000,000 for Pier 1's short-term incentive plan for fiscal 2007 was not met. These columns show the potential value of the payout for each named executive officer under the short-term incentive plan described above if the threshold, target or maximum EBITDA goals for fiscal 2007 had been met and the named executive officer was employed at the end of the fiscal year. The target calculation is based on

the named executive officer's fiscal 2007 annual base salary effective April 23, 2006, or as later changed and approved, and his bonus potential described above. The fiscal 2007 annual base salary in effect for bonus calculations for Mr. Girouard was $1,000,000; for Mr. Turner was $380,000; for Mr. Jacobs was $380,000; for Mr. Schneider was $285,000; for Mr. Walker was $294,166; and for Mr. Weatherly was $340,000.

(2) These columns show Mr. Smith's Option 2 as defined in the Compensation Discussion and Analysis above and the number of performance based restricted stock awards granted to Messrs. Turner, Jacobs, Schneider, Walker and Weatherly in fiscal 2007. These performance based restricted stock awards vest at the end of a three year fiscal period if Pier 1 achieves a cumulative EBITDA of $331,000,000 during that three year period, and the participant is employed at the end of the three fiscal years. The three year performance period commenced February 26, 2006 and ends February 28, 2009. No expense was recorded in fiscal 2007 for the performance based shares because Pier 1's fiscal 2007 EBITDA performance goal was not met. Dividends paid on these restricted shares are included in the All Other Compensation column on the Summary Compensation Table. No restricted shares were awarded to Mr. Girouard in fiscal 2007. Mr. Weatherly forfeited this restricted stock award upon his retirement from Pier 1 on December 30, 2006. Mr. Smith's Option 2 for 2,000,000 shares will vest up to 1,000,000 shares based on Pier 1's performance as measured by EBITDA for Pier 1's 2009 fiscal year, and will vest up to an additional 1,000,000 shares based on Pier 1's performance as measured by EBITDA for Pier 1's 2010 fiscal year. The threshold vest amount under Option 2 is 500,000 shares for the 2009 and for the 2010 fiscal year, respectively. Subject to the terms of Mr. Smith's employment agreement, Mr. Smith must be employed with Pier 1 at the end of each fiscal year for that year's portion of Option 2 to vest. Mr. Smith's employment agreement has a specific definition of EBITDA.

(3) This column shows the number of time based restricted stock awards granted to the named executive officer in fiscal 2007. Dividends paid on these restricted shares are included in the All Other Compensation column on the Summary Compensation Table. No restricted shares were awarded to Mr. Girouard or Mr. Smith in fiscal 2007. Mr. Weatherly forfeited this restricted stock award upon his retirement from Pier 1 on December 30, 2006.

(4) This column shows the number of non-qualified stock options granted to the named executive officer, other than Mr. Smith, in fiscal 2007 pursuant to the Pier 1 Imports 2006 Stock Incentive Plan. All these options become exercisable in annual installments of 25% on each of the four anniversaries of the date of grant, except that they become fully exercisable upon retirement, death, or disability. The stock option plan permits an employee to tender previously owned shares to pay the exercise price of an option and permits an employee to satisfy his income tax withholding obligations up to the minimum statutory rate by the delivery of previously owned shares or the withholding of shares otherwise issuable upon exercise of the option. Options terminate (i) at the time of termination of employment if the employment ends without Pier 1's consent; (ii) the earlier of expiration of the option term or the 91st day after the date of termination in the case of termination with the consent of Pier 1, (iii) one year after death or disability, or (iv) the earlier of expiration of the option term, or three years after retirement (defined to be age 65 or over, or age 55 or over with at least 15 years of employment with Pier 1). Messrs. Girouard and Weatherly retired February 19, 2007 and December 30, 2006, respectively, and their options became 100% vested upon their date of retirement and exercisable for three years following the date of retirement.

Mr. Smith received as an employment inducement award Option 1 for 1,000,000 shares on February 19, 2007. Option 1 vests in one year and expires 10 years following the date of grant. Subject to the terms of Mr. Smith's employment agreement, Mr. Smith must be employed with Pier 1 at the end of the one year period for Option 1 to vest. If Mr. Smith fails to be employed with Pier 1 between February 19, 2008 and February 28, 2009, and Mr. Smith ends such employment without good reason (as defined in Mr. Smith's employment agreement), then he forfeits 50% of Option 1.

(5) This column shows the exercise price for the stock options granted, which was the closing market price of Pier 1's common stock on (i) June 23, 2006, and (ii) February 20, 2007 (since on February 19, 2007 the NYSE was closed for a legal holiday).

(6) This column shows the full grant date fair value of the performance based restricted stock awards, the time based restricted stock awards and the stock options to the named executive officers under SFAS 123R in fiscal 2007. Generally, the full grant date fair value is the amount that Pier 1 would expense in its financial statements over the award's vesting schedule. As Messrs. Girouard, Weatherly, Schneider and Walker were retirement eligible under the provisions of their stock option grant agreements under the Pier 1 Imports, Inc. 2006 Stock Incentive Plan (given either their age or their age and years of employment with Pier 1), the fair value of their stock option awards were expensed in their entirety in fiscal 2007. The restricted stock awards were fair valued using the closing price of Pier 1's common stock on the date of grant of $7.55. For stock options, fair value was calculated using the Black Scholes model value on the date of grant of $3.58. In accordance with SFAS 123R, no grant date fair value has been determined for Mr. Smith's performance based Option 2 award of 2,000,000 shares. This value will be determined when the performance targets related to these options are set by the board. For additional information on the valuation assumptions, refer to note #11 to the Pier 1 Imports, Inc. consolidated financial statements in the 2007 Form 10-K. These amounts reflect Pier 1's accounting expense and do not necessarily correspond to the actual value that will be recognized by the named executive officers.

Outstanding Equity Awards Table for the Fiscal Year Ended March 3, 2007

The following table provides information on the current outstanding stock option and restricted stock awards held by each named executive officer as of the end of fiscal 2007. Market value was determined using the closing price of Pier 1's common stock of $6.63 (the NYSE closing price on March 2, 2007, which was the last business day of fiscal 2007).

		Option Awards					Stock Awards			
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(4) (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(5) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested ($)
Marvin J. Girouard	12/23/1997	150,000			$12.8333	12/23/2007				
(retired February 19, 2007)	09/17/1998	100,000			$ 8.5000	09/17/2008				
	09/14/1999	200,000			$ 5.8125	09/14/2009				
	10/12/2000	230,000			$10.4375	02/19/2010				
	09/27/2001	300,000			$ 8.2600	02/19/2010				
	09/26/2002	300,000			$20.3800	02/19/2010				
	09/25/2003	300,000			$19.4000	02/19/2010				
	06/28/2004	300,000			$17.2500	02/19/2010				
	07/01/2005	200,000			$14.2500	02/19/2010				
	06/23/2006	300,000			$ 7.5500	02/19/2010				
Alexander W. Smith	02/19/2007		1,000,000		$ 6.69	02/19/2017				
	02/19/2007			2,000,000(3)	$ 6.69	02/19/2017				
Charles H. Turner	12/23/1997	72,000			$12.8333	12/23/2007				
	10/12/2000	60,000			$10.4375	10/12/2010				
	09/27/2001	75,000			$ 8.2600	09/27/2011				
	09/26/2002	100,000			$20.3800	09/26/2012				
	09/25/2003	100,000			$19.4000	09/25/2013				
	06/28/2004	100,000			$17.2500	06/28/2014				
	07/01/2005	5,000	15,000		$14.2500	07/01/2015				
	06/23/2006		30,000		$ 7.5500	06/23/2016				
	06/23/2006						11,000	$72,930		
	07/01/2005						12,060	$79,958		
	06/23/2006								12,000	$79,560

		Option Awards					Stock Awards			
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(4) (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(5) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested ($)
Jay R. Jacobs	09/17/1998	7,500			$ 8.5000	09/17/2008				
	10/12/2000	45,000			$10.4375	10/12/2010				
	09/27/2001	75,000			$ 8.2600	09/27/2011				
	09/26/2002	100,000			$20.3800	09/26/2012				
	09/25/2003	100,000			$19.4000	09/25/2013				
	06/28/2004	100,000			$17.2500	06/28/2014				
	07/01/2005	5,000	15,000		$14.2500	07/01/2015				
	06/23/2006		30,000		$ 7.5500	06/23/2016				
	06/23/2006						11,000	$72,930		
	07/01/2005						12,060	$79,958		
	06/23/2006								12,000	$79,560
Phil E. Schneider	12/23/1997	36,000			$12.8333	12/23/2007				
	09/17/1998	30,000			$ 8.5000	09/17/2008				
	09/14/1999	50,000			$ 5.8125	09/14/2009				
	10/12/2000	60,000			$10.4375	10/12/2010				
	09/27/2001	100,000			$ 8.2600	09/27/2011				
	09/26/2002	100,000			$20.3800	09/26/2012				
	09/25/2003	100,000			$19.4000	09/25/2013				
	06/28/2004	100,000			$17.2500	06/28/2014				
	07/01/2005	5,000	15,000		$14.2500	07/01/2015				
	06/23/2006		30,000		$ 7.5500	06/23/2016				
	06/23/2006						11,000	$72,930		
	07/01/2005						12,060	$79,958		
	06/23/2006								12,000	$79,560
David A. Walker	03/25/1998	1,800			$18.5000	03/25/2008				
	09/17/1998	6,000			$ 8.5000	09/17/2008				
	03/25/1999	3,500			$ 8.1875	03/25/2009				
	09/14/1999	25,000			$ 5.8125	09/14/2009				
	10/12/2000	60,000			$10.4375	10/12/2010				
	09/27/2001	100,000			$ 8.2600	09/27/2011				
	09/26/2002	100,000			$20.3800	09/26/2012				
	09/25/2003	100,000			$19.4000	09/25/2013				
	06/28/2004	100,000			$17.2500	06/28/2014				
	07/01/2005	5,000	15,000		$14.2500	07/01/2015				
	06/23/2006		30,000		$ 7.5500	06/23/2016				
	06/23/2006						11,000	$72,930		
	07/01/2005						12,060	$79,958		
	06/23/2006								12,000	$79,560

		Option Awards					Stock Awards			
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(4) (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(5) (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested ($)
E. Mitchell Weatherly	12/23/1997	72,000			$12.8333	12/23/2007				
(retired December 30, 2006)	09/17/1998	30,000			$ 8.5000	09/17/2008				
	09/14/1999	50,000			$ 5.8125	09/14/2009				
	10/12/2000	60,000			$10.4375	12/30/2009				
	09/27/2001	100,000			$ 8.2600	12/30/2009				
	09/26/2002	100,000			$20.3800	12/30/2009				
	09/25/2003	100,000			$19.4000	12/30/2009				
	06/28/2004	100,000			$17.2500	12/30/2009				
	07/01/2005	20,000			$14.2500	12/30/2009				
	06/23/2006	30,000			$ 7.5500	12/30/2009				

(1) For better understanding of this table, we have included an additional column showing the grant date of the stock options and restricted stock awards.

(2) Stock options vest as follows:

Grant Date	Vesting
07/01/2005 and 06/23/2006	25% per year beginning on the anniversary of grant date.
02/19/2007	The vesting of Option 1 for Mr. Smith is described and discussed in the Compensation Discussion and Analysis above.

(3) Refer to the Compensation Discussion and Analysis above on Option 2 granted to Mr. Smith for a discussion of its vesting.

(4) Time based restricted stock awards vest according to the following schedule:

Grant Date	Vesting
07/01/2005 and 06/23/2006	33%, 33%, 34% respectively on each anniversary of the grant date provided that the participant is employed at the vesting date.

(5) Performance based restricted stock awards vest according to the following schedule:

Grant Date	Vesting
06/23/2006	Cliff vest on February 28, 2009 if three year cumulative EBITDA is at least $331,000,000 provided that the participant is employed at the end of the three fiscal years.

Option Exercises and Stock Vested Table for the Fiscal Year Ended March 3, 2007

The following table provides information for each named executive officer on (a) stock option exercises during fiscal 2007, including the number of shares acquired upon exercise and the value realized, and (b) the number of shares for which forfeiture restrictions lapse upon the vesting of time based restricted stock awards and the value realized. In each event the value realized is before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting(1) (#)	Value Realized on Vesting ($)
Marvin J. Girouard	0	$0	0	$ 0
Alexander W. Smith	0	$0	0	$ 0
Charles H. Turner	0	$0	5,940	$41,461
Jay R. Jacobs	0	$0	5,940	$41,461
Phil E. Schneider	0	$0	5,940	$41,461
David A. Walker	0	$0	5,940	$41,461
E. Mitchell Weatherly	0	$0	5,940	$41,461

(1) On July 1, 2005, Messrs. Turner, Jacobs, Schneider, Walker and Weatherly were each granted 18,000 shares of restricted stock that vests 33%, 33%, and 34% on each anniversary of the grant date provided that the participant is employed at the vesting date. On July 1, 2006, the forfeiture restrictions lapsed on 5,940 shares with a market price of $6.98 as of that date.

Pension Benefits Table for the Fiscal Year Ended March 3, 2007

The following table shows the present value of each named executive officer's total accumulated benefit under the applicable retirement plan of Pier 1 in which the executive participates as of the fiscal year ended March 3, 2007. Information regarding each supplemental retirement plan can be found in the Compensation Discussion and Analysis above.

Name	Plan Name	Number of Years Credited Service(1) (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Marvin J. Girouard	Supplemental Executive Retirement Plan	N/A	$28,586,096(2)	$22,624,231(4)
Charles H. Turner	Supplemental Retirement Plan	16	$ 1,162,017	$ 0
Jay R. Jacobs	Supplemental Retirement Plan	30	$ 1,613,309	$ 0
Phil E. Schneider	Supplemental Retirement Plan	22	$ 1,519,313(3)	$ 0
David A. Walker	Supplemental Retirement Plan	38	$ 728,068	$ 0
E. Mitchell Weatherly	Supplemental Executive Retirement Plan	N/A	$ 3,212,026(2)	$ 2,653,292(4)

(1) Messrs. Girouard and Weatherly were 100% vested in their respective benefits under the Supplemental Executive Retirement Plan because of their retirement. In each other case, the years of credited service for plan purposes equals the years of credited vesting service as determined by Pier 1's 401(k) plan, regardless of years of participation in the plan. In each case, the years of credited service shown equals the named executive officer's years of employment with Pier 1.

(2) Value as of date of retirement, for Messrs. Girouard and Weatherly. These amounts include the present value of medical insurance premiums to be paid on their behalf after retirement in the amount of $62,603 and $176,042, respectively.

(3) Includes the present value of medical insurance premiums payable for Mr. Schneider in the event of an early retirement as described below.

(4) Final payouts to be paid in fiscal 2008 are $5,899,262 to Mr. Girouard and $382,692 to Mr. Weatherly. The amounts include interest accrued at the time of payment of $203,230 and $13,320, respectively.

Mr. Girouard and Mr. Weatherly were fully vested in Pier 1's Supplemental Executive Retirement Plan. This plan is described generally in the Compensation Discussion and Analysis above. As in the case for Mr. Weatherly, if a participant has at least 10 years of plan participation and retires from Pier 1 at or after age 55 and before age 65, his calculated benefit prior to adjustment for Social Security benefits is reduced by 5% for each year his retirement precedes age 65. As in the case for Mr. Girouard, if a participant retires from Pier 1 after age 65, the percentage of his pre-age 65 highest average annual salary and bonus used to calculate his benefit is increased above 50% by 5% for each year of service after age 65, to a total not greater than 65%.

Pier 1 has established a trust for the purpose of setting aside funds to be used to settle certain obligations under Pier 1's Supplemental Executive Retirement Plan. The trust assets are consolidated in Pier 1's financial statements and consist of interest yielding investments aggregating $6,123,000 at March 3, 2007. These investments are restricted and may only be used to satisfy retirement obligations under the indicated retirement plan. Any future contributions to the trust will be made at the discretion of the board. During fiscal 2007, investments from the trust were redeemed to settle Supplemental Executive Retirement Plan payouts to Mr. Girouard and Mr. Weatherly. It is anticipated that the remaining fiscal 2008 payouts indicated in footnote 4 above will also be settled by redeeming investments from the trust.

Messrs. Jacobs, Schneider, Turner and Walker participate in Pier 1's Supplemental Retirement Plan. Benefits under the plan for each participant are prorated for years of credited service with Pier 1 of less than 20 years. In addition, each participant becomes vested in that benefit based on years of plan participation under the following schedule:

Years of Plan Participation	Vesting Percentage
Less than 1	0
1 but less than 2	10
2 but less than 3	20
3 but less than 4	30
4 but less than 5	40
5 but less than 6	50
6 but less than 7	60
7 but less than 8	70
8 but less than 9	80
9 but less than 10	90
10 or more	100

Vesting is accelerated to 100% upon an early retirement, normal retirement, termination of employment in certain circumstances as a result of a change in control of Pier 1, or death or disability of the participant. The years of plan participation for Mr. Jacobs are 11 years, for Mr. Schneider are 11 years, for Mr. Turner are 11 years, and for Mr. Walker are 6 years.

None of the named executive officers qualifies for normal retirement under the plan, which requires a participant's attainment of age 65. A participant qualifies for early retirement if the participant has at least 10 years of plan participation and retires at or after age 55 and before age 65. If a participant retires from Pier 1 after age 55 but before age 65, the calculated benefit prior to adjustment for Social Security benefits is reduced by 5% for each year that retirement precedes age 65. Only Mr. Schneider, age 55, has the required age attainment and years of plan participation to be eligible for early retirement.

Refer to note #10 to the Pier 1 Imports, Inc. consolidated financial statements in the 2007 Form 10-K for a discussion of the valuation method and material assumptions applied in quantifying the present value of the current accrued benefit for both plans shown in the Pension Benefits Table above.

Non-Qualified Deferred Compensation Table for the Fiscal Year Ended March 3, 2007

The following table shows the value as of the fiscal year ended March 3, 2007 of each named executive officer's total benefit under each non-qualified deferred compensation plan of Pier 1 in which the executive participates. Pier 1's non-qualified deferred compensation plans are:

- *Pier 1 Benefit Restoration Plan* — The Pier 1 Benefit Restoration Plan ("BRP") was established by Pier 1 in April 1990. The BRP permits select members of management and highly compensated employees of Pier 1 to defer current compensation (generally W-2 earnings). Additionally, Pier 1 recognizes the value of the past and present services of employees participating in the BRP by making matching contributions to employee deferrals plus paying interest earnings on the deferral and match amounts. Pier 1's matching contribution is (i) one hundred percent (100%) of the first one percent of the participant's compensation deferral, and (ii) fifty percent (50%) of the next four percent of the participant's compensation deferral.

  Each participant's deferral and matched amounts are credited at least quarterly with an amount of interest at an annual rate equal to Moody's Corporate Bond Index plus 1%. Over the last three fiscal years, the annual interest rates have ranged from 6.63% to 7.47%. During fiscal 2007, the interest rates were 6.63% through December 31, 2006 and 7.05% January 1, 2007 through March 3, 2007. Participants' accounts are paid to them upon separation from Pier 1 in a lump sum amount unless the participant has previously elected and qualified for a five-year installment form of payment. Participants may also elect an in-service lump sum distribution with a 10% penalty for early withdrawal. Participants' deferral amounts and the interest earned on those amounts are fully vested. No loans are permitted. Matching contributions and the interest earned on those contributions are subject to the same vesting requirements as Pier 1's 401(k) retirement plan regardless of whether the participant is actually participating in the 401(k) plan. The 401(k) vesting schedule is 20% per year of service (as defined in the plan) beginning with two years of service. Participants are fully vested in Pier 1 matching contributions plus earnings after six years of service with Pier 1.

  Effective December 31, 2004, the BRP was closed to further contributions by participants. The plan was renamed the BRP I and Pier 1 offered after that date the BRP II plan described below. Only vested account balances remain in the BRP I along with the interest continuing to be earned on those amounts.

- *Pier 1 Benefit Restoration Plan II* — All unvested BRP I amounts were transferred to the Pier 1 BRP II. The BRP II has the same purpose as the BRP I, but was adopted to separate the portion of the BRP that became subject to new deferred compensation taxation laws effective January 1, 2005 generally referred to as 409A.

  BRP II participants may defer pre-tax amounts of up to 20% of their compensation (generally W-2 earnings). Participants' contributions and the interest earned on those contributions are fully vested. No loans are permitted. Pier 1's matching contribution is (i) one hundred percent (100%) of the first one percent of the participant's compensation deferral, and (ii) fifty percent (50%) of the next four percent of the participant's compensation deferral. Matching contributions and the interest earned on those contributions are subject to the same vesting requirements as Pier 1's 401(k) Retirement Plan irrespective of whether a participant is actually participating in the 401(k) plan. The 401(k) vesting schedule is 20% per year of service (as defined in the plan) beginning with two years of service. Participants are fully vested in Pier 1 matching contributions plus earnings after six years of service with Pier 1.

  Each participant's deferral amount plus the Pier 1 match is credited at least quarterly with an amount of interest at an annual rate equal to Moody's Corporate Bond Index plus 1%. Over the last three fiscal years, the annual interest rates have ranged from 6.63% to 7.47%. During fiscal 2007, the interest rates were 6.63% through December 31, 2006 and 7.05% January 1, 2007 through March 3, 2007. The BRP II allows for an in-service lump sum distribution for an unforeseen emergency. Participants, upon separation from Pier 1, may elect to have their account balance paid out to them in five annual installments, or may elect a lump sum distribution, subject to delay as required by 409A.

Trusts have been established for the purpose of setting aside funds to be used to settle obligations under the benefit restoration plans. The trusts assets are consolidated in Pier 1's financial statements and consist of interest yielding investments aggregating $1,507,000 at March 3, 2007. The trusts also own and are the beneficiaries of a number of insurance policies on the lives of current and past key executives. At March 3, 2007, the cash surrender value of these policies was $6,906,000. These investments are restricted and may only be used to satisfy BRP obligations. Any future contributions will be made at the discretion of the board and may be made in the form of cash or other assets such as life insurance policies.

- *Deferred Compensation Agreement dated June 26, 1997* — Pursuant to this agreement, Mr. Girouard elected to defer all compensation which exceeded the 162(m) deductibility limits in any fiscal year. On February 4, 2004, Mr. Girouard, elected to terminate future deferrals pursuant to the agreement effective February 29, 2004. Deferred amounts pursuant to this agreement accrue interest. The annual interest rates during the term of the agreement have ranged from 6.63% to 8.70%. During fiscal 2007, the interest rates were 6.63% through December 31, 2006 and 7.05% January 1, 2007 through March 3, 2007. Amounts deferred under this agreement included cash compensation, restricted stock for which the forfeiture restrictions had lapsed, common stock and dividends on each such stock. All cash deferred amounts continue to accrue interest at a rate equal to the then annual BRP II rate. Approximately 90 days after Mr. Girouard's retirement the deferred amounts plus interest will be paid in a lump sum to Mr. Girouard.

- *Deferred Compensation Agreement dated December 20, 2002* — Pursuant to this agreement, Mr. Girouard elected to defer all of his fiscal 2003 cash bonus paid by Pier 1. Amounts deferred pursuant to this agreement accrue interest. The annual interest rates during the term of the agreement have ranged from 6.63% to 8.31%. During fiscal 2007, the interest rates were 6.63% through December 31, 2006 and 7.05% January 1, 2007 through March 3, 2007. Amounts deferred continue to accrue interest at a rate equal to the then annual BRP II rate. Approximately 90 days after Mr. Girouard's retirement the deferred amounts plus interest will be paid in a lump sum to Mr. Girouard.

Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year(2) ($)	Aggregate Earnings in Last Fiscal Year(3) ($)	Aggregate Withdrawals / Distributions(4) ($)	Aggregate Balance at Last Fiscal Year End(5) ($)
Marvin J. Girouard					
BRP I	$ 0	$ 0	$257,239	$0	$3,981,358
BRP II	$200,127	$30,019	$ 26,517	$0	$ 532,397
Deferred Compensation Agreement dated June 26, 1997(5)	$ 15,943	$ 0	$ 96,739	$0	$2,035,397
Deferred Compensation Agreement dated December 20, 2002	$ 0	$ 0	$123,899	$0	$1,914,064
Charles H. Turner					
BRP I	$ 0	$ 0	$ 22,375	$0	$ 346,300
BRP II	$ 7,687	$ 5,765	$ 1,896	$0	$ 36,594
Jay R. Jacobs					
BRP I	$ 0	$ 0	$ 41,599	$0	$ 643,846
BRP II	$ 19,223	$11,534	$ 7,442	$0	$ 131,756
Phil E. Schneider					
BRP I	$ 0	$ 0	$ 41,060	$0	$ 635,497
BRP II	$ 29,037	$ 8,711	$ 4,159	$0	$ 84,765
David A. Walker					
BRP I	$ 0	$ 0	$ 29,135	$0	$ 450,928
BRP II	$ 17,422	$ 8,711	$ 2,872	$0	$ 58,562
E. Mitchell Weatherly					
BRP I	$ 0	$ 0	$ 36,647	$0	$ 567,202
BRP II	$ 14,607	$ 8,764	$ 6,518	$0	$ 111,729

(1) Reflects participation by Messrs. Girouard, Turner, Jacobs, Schneider, Walker and Weatherly during fiscal 2007 in the Pier 1 Benefit Restoration Plan II. These deferral amounts are included in each executive officer's salary amount in the Summary Compensation Table above. For Mr. Girouard the amount also reflects the deferral of dividends paid in fiscal 2007 on stock deferred pursuant to the above referenced deferral compensation agreement.

(2) Reflects Pier 1's matching contribution credited to the account of the named executive officer pursuant to the BRP II. These amounts are also included as All Other Compensation in the Summary Compensation Table above.

(3) Reflects interest earnings on each compensation deferral listed plus applicable matching contributions. The interest earnings shown are the total amount of interest payments accrued. See footnote 4 to the Summary Compensation Table above for the above market earnings portion of these interest earnings in fiscal 2007.

(4) No withdrawals or distributions were made in fiscal 2007. However, Mr. Girouard and Mr. Weatherly both retired during fiscal 2007. Mr. Girouard's deferred compensation balances plus accrued interest will be paid to him in fiscal 2008 on the following dates: deferred compensation agreements on June 1, 2007; BRP I on June 11, 2007; and BRP II on August 20, 2007. Mr. Weatherly's total deferred compensation balances plus accrued interest were, or will be, paid to him in fiscal 2008 on the following dates: BRP I on March 12, 2007 and BRP II on July 2, 2007. Both elected lump sum distributions for BRP I and BRP II.

(5) Mr. Girouard's aggregate balance at the end of fiscal 2007 under the Deferred Compensation Agreement dated June 26, 1997 includes 79,713 shares of deferred Pier 1 common stock at a market price of $6.63 per share, which will be distributed to him pursuant to the agreement after all applicable taxes are paid. All executives listed in the table above are fully vested in the BRP I and BRP II. During fiscal 2008, Mr. Girouard and Mr. Weatherly will be paid interest at an annual rate of 7.05% until final payouts are distributed. Interest paid to Mr. Girouard will be $158,780 and to Mr. Weatherly will be $4,016.

Potential Payments upon Termination or Change in Control

The following table shows potential payments to our named executive officers under existing contracts, agreements, plans or arrangements to which they are a party for various scenarios including a change in control or termination of employment, assuming the event occurred on March 3, 2007 and, where applicable, using the closing price of Pier 1's common stock of $6.63 (the NYSE closing price on March 2, 2007). The table below does not include normal (versus early) retirement payout information because as of March 3, 2007 none of the named executive officers who participate in Pier 1's Supplemental Retirement Plan were eligible for normal retirement. Mr. Girouard and Mr. Weatherly are excluded from this tabular discussion as they have retired and are not due any payments under the circumstances described in this section. Retirement benefits and payments to Messrs. Girouard and Weatherly are set forth in the Pension Benefits and the Non-Qualified Deferred Compensation tables above. For additional information regarding the Supplemental Retirement Plan, please reference the Pension Benefits discussion and Compensation Discussion and Analysis above. Potential payments to our named executive officers upon termination of employment under Pier 1's non-qualified deferred compensation arrangements are discussed in the Non-Qualified Deferred Compensation table above.

This disclosure is based on the terms and provisions of the plans as they existed at the end of Pier 1's fiscal year 2007, and Pier 1's interpretation of these terms and provisions at that time. One or more of the plans identified may allow the administration committee of such plan to amend the plan or award grant agreements pursuant to the plan subject to certain restrictions, or both. In such an event, the disclosures shown below would vary depending on the amendment or restriction.

Mr. Smith's employment agreement contains non-solicitation and non-competition agreements binding Mr. Smith for one year following termination of employment. Additionally, stock option grants under the 1989 Plan, 1999 Plan and 2006 Plan (as described in the footnotes below) are subject to certain non-competition, non-solicitation and confidentiality agreements which, if violated by an optionee during employment, or within three years after termination of employment in the event of early retirement, will result in termination of the option grant.

	Voluntary Termination ($)	Early Retirement ($)	Voluntary Good Reason Termination ($)	Involuntary Without Cause Termination ($)	For Cause Termination ($)	Change-in-Control ($)	Death ($)	Disability ($)
Alexander W. Smith								
Employment Agreement								
Compensation/Benefits	$ 0	N/A	$4,208,000(14)	$4,208,000(14)	$0	$ 0	$ 0	$ 834,775(14)
Stock Options(3)	$ 0	N/A	$ 0	$ 0	$0	$ 0	$ 0	$ 0
Charles H. Turner								
Post-Employment Consulting Agreement								
Salary Continuation	$ 0	N/A	$ 760,000	$ 760,000	$0	N/A	N/A	N/A
Insurance Premiums	$ 0	N/A	$ 9,320	$ 9,320	$0	N/A	N/A	N/A
Supplemental Retirement Plan(1)								
Benefit Payment	$1,162,017	N/A	$1,162,017	$1,162,017	$0	$3,686,328	$1,405,047	$1,757,547
Insurance Premiums	$ 0	N/A	$ 0	$ 0	$0	$ 111,696	$ 0	$ 111,696
Restricted Stock Awards								
Time Based	$ 0(2)	N/A(4)	$ 0(2)	$ 72,930(5)	$0(2)	$ 152,888(6)	$ 72,930(7)	$ 72,930(7)
Performance Based	$ 0(2)	N/A(4)	$ 0(2)	$ 79,560(5)	$0(2)	$ 79,560(6)	$ 79,560(7)	$ 79,560(7)
Stock Options	$ 0(8)	N/A(9)	$ 0(8)	$ 0(10)	$0(11)	$ 0(12)	$ 0(13)	$ 0(13)
Jay R. Jacobs								
Post-Employment Consulting Agreement								
Salary Continuation	$ 0	N/A	$ 760,000	$ 760,000	$0	N/A	N/A	N/A
Insurance Premiums	$ 0	N/A	$ 7,384	$ 7,384	$0	N/A	N/A	N/A
Supplemental Retirement Plan(1)								
Benefit payment	$1,613,309	N/A	$1,613,309	$1,613,309	$0	$4,339,276	$1,820,906	$2,150,636
Insurance Premiums	$ 0	N/A	$ 0	$ 0	$0	$ 113,084	$ 0	$ 113,084
Restricted Stock Awards								
Time Based	$ 0(2)	N/A(4)	$ 0(2)	$ 72,930(5)	$0(2)	$ 152,888(6)	$ 72,930(7)	$ 72,930(7)
Performance Based	$ 0(2)	N/A(4)	$ 0(2)	$ 79,560(5)	$0(2)	$ 79,560(6)	$ 79,560(7)	$ 79,560(7)
Stock Options	$ 0(8)	N/A(9)	$ 0(8)	$ 0(10)	$0(11)	$ 0(12)	$ 0(13)	$ 0(13)
Phil E. Schneider								
Post-Employment Consulting Agreement								
Salary Continuation	$ 0	N/A	$ 570,000	$ 570,000	$0	N/A	N/A	N/A
Insurance Premiums	$ 0	N/A	$ 7,996	$ 7,996	$0	N/A	N/A	N/A
Supplemental Retirement Plan(1)								
Benefit payment	$1,464,001	$1,464,001	$1,464,001	$1,464,001	$0	$3,383,464	$ 781,929	$2,992,219
Insurance Premiums	$ 114,959	$ 114,959	$ 114,959	$ 114,959	$0	$ 114,959	$ 13,906	$ 114,959
Restricted Stock Awards								
Time Based	$ 0(2)	$ 72,930(4)	$ 0(2)	$ 72,930(5)	$0(2)	$ 152,888(6)	$ 72,930(7)	$ 72,930(7)
Performance Based	$ 0(2)	$ 79,560(4)	$ 0(2)	$ 79,560(5)	$0(2)	$ 79,560(6)	$ 79,560(7)	$ 79,560(7)
Stock Options	$ 40,875(8)	$ 40,875(9)	$ 40,875(8)	$ 40,875(10)	$0(11)	$ 40,875(12)	$ 40,875(13)	$ 40,875(13)
David A. Walker								
Post-Employment Consulting Agreement								
Salary Continuation	$ 0	N/A	$ 680,000	$ 680,000	$0	N/A	N/A	N/A
Insurance Premiums	$ 0	N/A	$ 10,640	$ 10,640	$0	N/A	N/A	N/A
Supplemental Retirement Plan(1)								
Benefit payment	$ 728,068	N/A	$ 728,068	$ 728,068	$0	$2,745,575	$1,412,222	$1,767,047
Insurance Premiums	$ 0	N/A	$ 0	$ 0	$0	$ 78,838	$ 0	$ 78,838
Restricted Stock Awards								
Time Based	$ 0(2)	$ 72,930(4)	$ 0(2)	$ 72,930(5)	$0(2)	$ 152,888(6)	$ 72,930(7)	$ 72,930(7)
Performance Based	$ 0(2)	$ 79,560(4)	$ 0(2)	$ 79,560(5)	$0(2)	$ 79,560(6)	$ 79,560(7)	$ 79,560(7)
Stock Options	$ 20,438(8)	$ 20,438(9)	$ 20,438(8)	$ 20,438(10)	$0(11)	$ 20,438(12)	$ 20,438(13)	$ 20,438(13)

(1) The amounts shown for voluntary termination, voluntary good reason termination, and involuntary without cause termination represent the present value of the life annuity termination benefit for each named executive officer under the indicated plan which is payable beginning at age 65, with the exception of Mr. Schneider who is currently eligible for early retirement. The amount shown for Mr. Schneider is the value of his early retirement benefit. The amount shown for change in control represents the present value

of the life annuity payment and insurance premiums for each named executive officer assuming the executive officer is involuntarily terminated other than for cause or leaves the employment of Pier 1 for good reason (as defined in the plan) within 24 months of a change in control (as defined in the plan) of Pier 1.

(2) Under grant agreements pursuant to the 1993 Management Restricted Stock Plan ("1993 Plan") and the 2006 Stock Incentive Plan ("2006 Plan") termination of employment for any reason results in a forfeiture to Pier 1 of all unvested restricted stock awards. The amounts shown in the table assume that the vesting acceleration discussed in footnote 4 or 5 below does not occur upon a voluntary termination of employment.

(3) As of March 3, 2007, Mr. Smith was not vested in any of the outstanding stock option awards pursuant to his employment agreement. In the event of a voluntary good reason termination or involuntary without cause termination as of that date, Option 1 will vest and become exercisable; however, as of the end of fiscal 2007 Option 1 had no intrinsic value given its exercise price of $6.69 and Pier 1's common stock price at the end fiscal 2007 of $6.63.

(4) Under the 2006 Plan, the plan's administrative committee ("Committee") may, in its discretion, notwithstanding the grant agreement, upon a participant's retirement fully vest any and all Pier 1 common stock awarded pursuant to a restricted stock award. Although the plan does not define retirement, for the purposes of this table, eligibility for early retirement assumes attainment of age 55 plus 15 years of service with Pier 1, and eligibility for normal retirement assumes age 65 regardless of years of service. These are the same parameters for early retirement and normal retirement used in Pier 1's stock option grants. The amount shown for Messrs. Schneider and Walker, who were eligible for early retirement on March 3, 2007, assumes the Committee, in its discretion, fully vested the restricted stock grants under the 2006 Plan. Value shown is market price on March 2, 2007 of $6.63 per share times the number of shares. Messrs. Turner and Jacobs, given their ages of 50 and 52, respectively, were not eligible for early retirement under the above parameters.

(5) Under the 2006 Plan the Committee in it's discretion may, notwithstanding the grant agreement, upon termination without cause, fully vest any and all Pier 1 common stock awarded pursuant to a restricted stock award. The amount shown assumes the Committee fully vested any and all restricted stock grants under the 2006 Plan. Value shown is market price on March 2, 2007 of $6.63 per share times the number of shares.

(6) Under the 1993 Plan, the compensation committee of the board may accelerate the vesting of restricted stock awards if such action is in the best interest of Pier 1. Under the 2006 Plan the Committee may, in its discretion, upon a corporate change (as defined in the plan) fully vest any or all common stock awarded pursuant to a restricted stock award. This amount assumes the Committee fully vested the restricted stock grants under the 1993 Plan and 2006 Plan. Value shown is market price on March 2, 2007 of $6.63 per share times the number of shares.

(7) Under the 2006 Plan, the Committee, in its discretion, may upon death or disability fully vest a restricted stock award. The amount shown assumes the Committee fully vested the restricted stock grants under the 2006 Plan. Value shown is market price on March 2, 2007 of $6.63 per share times the number of shares. The 1993 Plan includes death and disability as termination of employment events.

(8) Grants of stock options under Pier 1's 1989 Employee Stock Option Plan ("1989 Plan"), 1999 Stock Plan ("1999 Plan") and the 2006 Plan each allow upon a termination with the consent of Pier 1 for the optionee to have until the earlier of (a) the expiration of the option term, or (b) the 91st day after the date of termination (three months in the 1989 Plan) to exercise any shares vested as of the date of termination. Only Messrs. Schneider and Walker have stock options with an intrinsic value. The dollar value shown is market price less exercise price times the number of options.

(9) Under the 1989 Plan, 1999 Plan and the award agreements pursuant to the 2006 Plan, eligibility for early retirement requires attainment of the age of 55 years, plus 15 years of service with Pier 1. Eligibility for normal retirement is attained at age 65 regardless of years of service. Under the 1999 Plan and the award agreements pursuant to the 2006 Plan the vesting of all options is accelerated upon retirement. The 1989 Plan allows the optionee to exercise all shares that are vested on the date of retirement; however, all

options under the 1989 Plan are fully vested. Optionees would have until the earlier of (a) the expiration of the option term, or (b) three years from the date of retirement to exercise the vested shares. Only Messrs. Schneider and Walker are eligible for early retirement given their age and years of service with Pier 1 and each have stock options with an intrinsic value. The dollar value shown is market price less exercise price times the number of options.

(10) Upon termination of employment with the consent of Pier 1, optionees have until the earlier of (a) the expiration of the option term, or (b) the 91st day after the date of termination (three months in the 1989 Plan) to exercise the shares vested as of termination. Only Messrs. Schneider and Walker have stock options with an intrinsic value. The dollar value shown is market price less exercise price times the number of options.

(11) Upon termination for cause, all options terminate at the termination of employment.

(12) Upon a change in control event (as defined in the 1999 Plan), options granted under the 1999 Plan would automatically vest unless Pier 1's board determines otherwise prior to the change in control event. Under the 2006 Plan, upon a corporate change (as defined in the plan) the vesting of options may be accelerated, the options may be surrendered for a cash payment or adjusted at the discretion of the Committee or the Committee may determine to make no changes to the options. The 1989 Plan does not address change in control. Assuming that upon a change in control or corporate change an acceleration of the vesting of the options granted under the 1999 Plan and 2006 Plan occurs, only Messrs. Schneider and Walker have stock options with an intrinsic value. Those options have already fully vested. The dollar value shown is market price less exercise price times the number of options. The exercise term would be determined by the Committee.

(13) Upon the death or disability of an optionee, the options granted under the 1999 Plan and the 2006 Plan become fully exercisable to the extent of all unexercised shares, and may be exercised by the optionee, or in the case of death by the optionee's estate, until the earlier of (a) the expiration of the option term, or (b) the first anniversary date of such death or disability. Options granted under the 1989 Plan allow in the event of disability or death of an optionee that the optionee, or the executor or administrator of the optionee's estate, may exercise the options to the extent they are vested until the earlier of (a) expiration of the option term, or (b) the first anniversary of the date of death or disability. Only Messrs. Schneider and Walker have stock options with an intrinsic value. These options have already fully vested. The dollar value shown is market price less exercise price times the number of options.

(14) If Mr. Smith's employment ended as of the end of fiscal 2007 due to a voluntary good reason termination or an involuntary without cause termination, then pursuant to his employment agreement with Pier 1 Mr. Smith would be entitled to receive through the term of the agreement his compensation and benefits plus Option 1 would vest. The value shown for these events is determined as of the fiscal 2007 year end. In the event of Mr. Smith's disability which results in termination of employment, then pursuant to the agreement Mr. Smith receives 13 weeks of compensation and benefits, plus any vesting of Option 1 or Option 2 which occurs in the 13 week period. After the 13 week period Mr. Smith participates in any Pier 1 short-term or long-term disability plans to which he is eligible and has enrolled. Change in control does not constitute a termination event under the agreement and death of Mr. Smith ends the employment agreement.

AUDIT COMMITTEE REPORT

Each member of the audit committee is an independent director, pursuant to the independence requirements of the NYSE. In accordance with the committee's written charter, the committee assists the board in overseeing the quality and integrity of Pier 1's accounting, auditing and financial reporting practices. In performing its oversight function, the committee reviewed and discussed Pier 1's audited consolidated financial statements as of and for the fiscal year ended March 3, 2007 with management and Pier 1's independent auditors, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The committee also discussed with Pier 1's independent auditors all matters required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, "Communication

with Audit Committees" and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the consolidated financial statements.

The committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and Pier 1 that might affect the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." The committee also discussed with the auditors any relationships that may have an impact on their objectivity and independence and satisfied ourselves that the auditors are independent. The committee also considered whether the provision of non-audit services by Ernst & Young LLP, Pier 1's independent auditors for fiscal 2007, to Pier 1 is compatible with maintaining Ernst & Young LLP's independence.

Based on the above-mentioned review and discussions with management and the independent auditors, the committee recommended to the board of directors that Pier 1's audited consolidated financial statements be included in Pier 1's Annual Report on Form 10-K for the fiscal year ended March 3, 2007, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Terry E. London, Chairman
Michael R. Ferrari
Karen W. Katz

Relationship with Independent Auditors

Pursuant to its charter, the audit committee is directly responsible for the appointment, compensation, retention and oversight of Pier 1's independent auditors. The audit committee plans to select auditors for the 2008 fiscal year at an upcoming committee meeting.

The audit committee appointed Ernst & Young LLP as Pier 1's auditors for fiscal 2007. A representative of Ernst & Young LLP is expected to be present at the annual meeting of shareholders and will be given the opportunity to make a statement if he or she so desires and to respond to appropriate questions from shareholders.

Independent Auditor Fees

The following table presents fees incurred for professional services rendered by Ernst & Young LLP, Pier 1's independent auditors, for fiscal years ended March 3, 2007 and February 25, 2006.

	March 3, 2007	February 25, 2006
Audit Fees(1)	$1,232,248	$1,269,396
Audit-Related Fees(2)	$ 0	$ 49,603
Tax Fees(3)	$ 228,722	$ 229,468
All Other Fees(4)	$ 1,624	$ 1,624
Total Fees	$1,462,594	$1,550,091

(1) Includes fees for services related to the annual audit of the consolidated financial statements, required statutory audits, reviews of Pier 1's quarterly reports on Form 10-Q and the auditor's report on Pier 1's internal control over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act of 2002.

(2) For the fiscal year ended February 25, 2006, includes fees for services related to employee benefit plan audit and agreed-upon procedures related to the securitization of Pier 1's proprietary credit card receivables.

(3) Includes fees for services related to tax compliance, tax advice and tax planning.

(4) Includes fees for subscription to online research tool.

Pre-approval of Nonaudit Fees

The audit committee has adopted a policy that requires advance approval of all audit, audit-related, tax and other services performed by the independent auditor. The policy provides for pre-approval by the audit committee of specifically defined audit, audit related and tax services. Unless the specific service has been previously pre-approved with respect to a year, the audit committee must approve the permitted service before the independent auditor is engaged to perform it. The audit committee has delegated to the chairman of the audit committee authority to approve permitted services up to $50,000 per engagement provided that the chairman reports any pre-approval decisions to the committee at its next scheduled meeting.

OTHER BUSINESS

Pier 1 does not plan to act on any matters at the meeting other than those described in this proxy statement. If any other business should properly come before the meeting, the persons named in the proxy will vote in accordance with their best judgment.

Shareholder Proposals for 2008 Annual Meeting

To be included in the proxy statement relating to the 2008 annual meeting of shareholders, shareholder proposals must be received by Pier 1's corporate secretary no later than 5:00 p.m., local time, January 25, 2008.

In order to bring a matter before the 2008 annual meeting of shareholders that is not contained in the proxy statement, a shareholder must comply with the advance notice provisions of Pier 1's by-laws. Pier 1's by-laws require that it receive notice of the matter no earlier than March 30, 2008, and no later than April 29, 2008. You may contact Pier 1's corporate secretary to find out what specific information regarding the matter must be included with the advance notice.

Proxy Solicitation

Pier 1 has hired Mellon Investor Services, LLC to assist it in soliciting proxies. Pier 1 will pay all costs associated with the solicitation, including Mellon's fees, which it expects to be approximately $7,500, and all mailing and delivery expenses. In addition to solicitations by mail, Pier 1's officers and employees may solicit proxies personally and by telephone or other means, for which they will receive no compensation beyond their normal compensation. Pier 1 may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation material to the beneficial owners of stock held of record by such persons, and it will reimburse them for their reasonable out-of-pocket and clerical expenses.

Voting Securities

Shareholders of record on April 30, 2007 will be entitled to vote at the meeting. On that date, 88,300,835 shares of Pier 1's common stock were outstanding and entitled to vote at the meeting. Each share of common stock entitles the holder to one vote on each matter voted on at the meeting. An abstention, if allowed for a proposal, will not be counted as voting "FOR" a matter, and, therefore, will have the same effect as a vote "AGAINST" the matter. Unless otherwise stated herein or on the proxy card, broker non-votes will not be counted as a vote either "FOR" or "AGAINST" the matter.

Voting by Plan Administrator

The enclosed proxy card also covers shares of Pier 1 common stock held for participants in Pier 1's Stock Purchase Plan and will serve as voting instructions for the plan administrator.

Quorum

Shareholders representing a majority of the shares of Pier 1's common stock outstanding as of April 30, 2007 must be present in person or represented by proxy at the annual meeting of shareholders in order to conduct business at the meeting.

YOUR VOTE IS IMPORTANT

You are encouraged to let us know your preference by completing and returning the enclosed proxy card or by voting by telephone or the Internet.

Michael A. Carter
Senior Vice President and General Counsel,
Corporate Secretary

May 24, 2007

Pier 1 Imports, Inc.
SHAREHOLDER INFORMATION

EXECUTIVE OFFICES

100 Pier 1 Place
Fort Worth, Texas 76102
817-252-8000
www.pier1.com

COMMON STOCK

Approximately 9,900 shareholders of record
Traded on the New York Stock Exchange (the "NYSE")
Symbol: PIR

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Fort Worth, Texas

TRANSFER AGENT

Mellon Investor Services
85 Challenger Road
Ridgefield Park, New Jersey 07660
Shareholder Line Toll Free 1-888-884-8086

ANNUAL MEETING

The annual meeting of shareholders will be held at 10 a.m. Central Daylight Time, Thursday, June 28, 2007, on the Mezzanine Level, Conference Center Room C, of Pier 1 Imports, Inc. Headquarters, Fort Worth, Texas.

FORM 10-K REPORT AND INVESTOR RELATIONS

The Company has included as an Exhibit to its Form 10-K report filed with the Securities and Exchange Commission certificates of the Company's Chief Executive Officer and Chief Financial Officer certifying the quality of the Company's public disclosure. The Company's Chief Executive Officer also has submitted to the NYSE a certificate certifying that he is not aware of any violations by the Company of the NYSE corporate governance listing standards.

Additional copies of the Pier 1 Imports, Inc. Form 10-K report filed with the Securities and Exchange Commission are available free of charge on the Investor Relations section of the Company's web site at www.pier1.com or by writing the Investor Relations Department at:

Pier 1 Imports, Inc.
Attn: Investor Relations
P.O. Box 961020
Fort Worth, Texas 76161-0020

or by calling 1-817-252-7835
Toll Free 1-888-80-PIER1 (1-888-807-4371)

Investor inquiries also may be directed to that department.

Pier 1 Imports, Inc.
DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Chairman of the Board
Tom M. Thomas
Shareholder, Winstead Sechrest & Minick, PC

President and Chief Executive Officer
Alexander W. Smith

John H. Burgoyne
Founder
Burgoyne and Associates

Dr. Michael R. Ferrari
President
Ferrari and Associates LLC

James M. Hoak, Jr.
Chairman
Hoak Capital Corporation

Karen W. Katz
President and Chief Executive Officer
Neiman Marcus Stores

Terry E. London
President
London Partners LLC

EXECUTIVE OFFICERS

Alexander W. Smith
President and
Chief Executive Officer

Charles H. Turner
Executive Vice President
Chief Financial Officer

Greg S. Humenesky
Executive Vice President
Human Resources

Jay R. Jacobs
Executive Vice President
Merchandising

Phil E. Schneider
Executive Vice President
Marketing

David A. Walker
Executive Vice President
Planning and Allocations

Michael A. Carter
Senior Vice President
General Counsel and Secretary

Pier 1 imports®

END